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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saab AB

*CURRENT ADDRESS SE-581
88 Linköping
Sweden

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

FILE NO. 82- 35749

FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT: 1/16/08

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
2007-01-18

Reference
CU 07:001 E

Saab sells air defence to Finland worth 600 million SEK

Saab Bofors Dynamics has signed a contract for the RBS 70 air defence missile system with the Finnish army. The contract is valued at 600 MSEK.

The contract covers the complete system, including missiles and maintenance equipment. The first delivery is at the end of 2008. The order secures production of the RBS 70 until 2010.

"This order is very satisfying for Saab Bofors Dynamics and we see it as an indication that the customer appreciates both us as suppliers, and the RBS 70 system," says Saab Bofors Dynamics' Managing Director, Tomas Samuelsson.

Saab is one of the world's leading high-technology companies, with its main operations focusing on defence, aviation, space and civil security. The group covers a broad spectrum of competence and capabilities in systems integration.

For further information, please contact:
Anders Florenius, Vice President Communications and Public Affairs,
Saab Bofors Dynamics
Tel: +46 (0)586-81223, +46 (0)734-461223

www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
January 30, 2007

Reference
CU 07:002 E

Ginn Development to Take Delivery of Two Saab 2000s

Ginn Development Company, one of the largest privately-held real estate development and management firms in the Southeast US, is preparing to take delivery of two Saab 2000 aircraft.

Ginn Development owner Bobby Ginn ordered these two 50-seat, high-speed turboprop aircraft in the fourth quarter of 2006 for diverse roles within Ginn's existing corporate flight department.

The Saabs will be utilized primarily to fulfill the travel requirements of NASCAR's Ginn Racing (previously MB2 Motorsports) but will also handle some of the unique transportation requirements of Ginn Development Company.

Ginn Director of Aviation Simon Reynolds said, "We took a close look at all available aircraft types and chose the Saab 2000 as the aircraft best suited to the NASCAR operational environment. The Saab 2000 was the ideal aircraft for serving the smaller airports closest to Race Circuit venues, and the aircraft's speed was more than sufficient for our needs."

Saab Aircraft Leasing President and CEO Michael Magnusson added, "We welcome Ginn Development and Ginn Racing into the Saab 2000 operator family. We are excited to have another NASCAR team operating the aircraft in a corporate sector where airfield performance and speed are critically important."

Saab Aircraft Leasing manages a portfolio of about 200 Saab 340 and Saab 2000 aircraft leased to 25 airlines around the world. With 35 employees, its head-office is in Washington, DC and regional offices in Stockholm Sweden and Tokyo Japan.

Saab is one of the world's leading high-technology companies, with its main operations focusing on defence, aviation, space and civil security. The group covers a broad spectrum of competence and capabilities in systems integration.

For further information, please contact:
Michael Magnusson, President and CEO, Saab Aircraft Leasing
Telephone: +1 703 406 7220

www.saabgroup.com

SAAB

PRESSINFORMATION

Sida
1 (1)

Administered by	Date	Reference
Peter Larsson	January 31, 2007	CU 07:004 E

Saab's CEO Åke Svensson next head of Europe's defence industries

Saab's CEO and President, Åke Svensson, has been voted President-Elect of the AeroSpace and Defence Industries Association of Europe, ASD.

"It is an enormous privilege as a Swede to represent Europe's aerospace and defence industries. This year I will shadow the Chairman, taking over from him next year", says Saab's CEO Åke Svensson.

The Presidency and Chairmanship of the Council of *The AeroSpace and Defence Industries Association of Europe (ASD)* is led by three individuals, who in the first year are President Elect and then President in the second year. In the final year the departing President is part of the management. During the Autumn of 2007 and for the following year Åke Svensson will be the Chairman of the council after the present Chairman, Charles Edelstenne, Chairman and CEO of Dassault Aviation.

It is thanks to the Association of Swedish Defence Industries' membership of ASD that Saab's CEO was voted to be Chairman. The ASD is made up of over 2000 European companies in 20 countries, with approximately 613 000 employees and a combined turnover of approximately 113 Billion Euro.

On 1st February Åke Svensson will represent the ASD at a conference arranged by the European Defence Agency (EDA) in Brussels. There, Åke Svensson will meet the EU's High Representative for the Common Foreign and Security Policy, Javier Solana, who is also the EDA's Highest representative.

Saab is one of the world's leading high-technology companies, with its main operations focusing on defence, aviation, space and civil security. The group covers a broad spectrum of competence and capabilities in systems integration.

For further information, please contact:
Peter Larsson, Press Secretary +46 734-18 00 18
Peter.larsson@saab.se

www.saabgroup.com

www.asd-europe.org

Handled by
Peter Larsson

Date
February 2, 2007

Reference
CU 07:005 E

Saab sells signal operations for traffic infrastructure to Balfour Beatty Rail

Saab Communication has signed an agreement with Balfour Beatty Rail that means that Saab will transfer the Nordic signal operations for traffic infrastructure to Balfour Beatty Rail from 1 February 2007. Saab's signal operations have 30 employees split between Arboga and Borlänge.

Saab Communication's signal operations supply complete and one off contracts as well as services within the signal and communication area for traffic infrastructure.

" Balfour Beatty is a good purchaser for the Nordic signal operations because Balfour Beatty's existing core operations are within the area of traffic infrastructure and the signal operations will complement their core operations well, while maintaining continued positive development. In addition, for Saab Communication, the deal means continued concentration on operations for robust communication in the defence and public security sector areas", says Thomas Eriksson, Senior Vice President and Managing Director of Saab Communication.

Saab is one of the world's leading high-technology companies, with its main operations focusing on defence, aviation, space and civil security. The group covers a broad spectrum of competence and capabilities in systems integration.

For further information, please contact:
Lennart Forslund – Economy and finance manager, Saab Communication
Tel. +46 589-39 71 10
Mobile +46 70-713 08 90
lennart.forslund@saabgroup.com

www.saabgroup.com

Stockholm, February 5, 2007

PRESS INFORMATION

Securitas AB and Saab AB collaborate on the guard monitoring and dispatch systems of the future

Securitas and Saab have made an agreement for the development of the next generation of systems for more efficient management of guard services and improved guard safety. The system will contain communication and production control of guarding services. The focus is on automated information flows, navigation, positioning and making instructions for action accessible to guards using hand held computers in a secure way.

"With Saab as a long-term development partner we can take further steps in developing manned guarding for the benefit of both our customers and our guards. This also helps to secure Securitas' position as market leader", says Lars Franzon, IT manager at Securitas Mobile Services in Europe.

The system will enable planning and execution of guarding and call-out assignments with increased precision and customer reporting in real time. The system will also allow for increased internal efficiency in planning, execution and reporting of guarding services and provide conditions for product and concept development. The project will include the development of systems for the guard's own safety. The system is developed in close collaboration between Securitas and Saab.

The system has three main components:

- New systems for Securitas dispatch and customer service centres with focus on automated information flows, positioning and navigation.
- Modern and secure communication solutions based on digital radio on public GSM/3G networks.
- New production tools where guards will be equipped with hand held computers in due course.

The introduction of the new systems and production tools will start with the Mobile guarding services division in Sweden and Norway during 2007 and will then be successively introduced in other divisions and countries.

"The project lies within Saab's civil security operations and is a result of Saab Communication's movement towards system solutions within robust and secure communication", says Thomas Eriksson, business manager at Saab Communication. "The agreement is also proof of Saab's capacity to handle a complete solution from development to operation and to take system responsibility for secure communication", he continues.

Securitas is a world leader in security. The Group is organized in two specialized guarding divisions; Security Services North America, Security Services Europe and one specialized division for cash handling services – Loomis. The guarding operation is focused on specialized guarding services in various customer segments with 190,000 employees in 30 countries. The total market share is 12 percent with 19 percent in both North America and Europe. **Security Services Europe** operates in 20 countries and is organized in 125 geographical areas with 850 branches. The operations is divided in specialized guarding for large customers, Mobile services for small and medium sized customers and Alert Services – electronic surveillance for homes and businesses.

Saab Communication, part of the **Saab Group**, offers qualified communication services and robust tele-, data- and radio communications solutions for the defence, civil security, telecoms and traffic infrastructure areas – nationally and internationally.

***Saab** is one of the world's leading high-technology companies, with its main operations focusing on defence, aviation, space and civil security. The group covers a broad spectrum of competence and capabilities in systems integration.*

For further information, please contact:

Lars Franzon – IT Manager, Securitas Mobile Services Europe
Mobile +46 (0)70 2334721
lars.franzon@securitas.com

www.securitas.com

Anders Engstedt – Marketing manager, Saab Communication
Tel. +46 (0)589-39 71 15
Mobile +46 (0)70-713 08 90
anders.engstedt@saabgroup.com

Lars Högman – Business development manager, Saab Communication
Tel. +46 (0)31-739 03 23
Mobile +46 (0)70-547 69 70
lars.hogman@saabgroup.com

www.saabgroup.com

PRESS INFORMATION

Handled by
Peter Larsson

Date
February 9, 2007

Reference
CU 07:007 E

Saab awarded avionics contract for the A400M military transport aircraft

Saab Avitronics has received a contract for development, production and support of a Terrain Masking Low Level Flight Computer for the A400M military transport aircraft. The contract is worth an amount in the range greater than 10 Million EURO depending on the aircraft sales.

"We are proud of being selected as a supplier to the advanced Airbus aircraft A400M. We now further strengthen our position as a competitive supplier on the avionics market", says Björn Erman, President of Saab Avitronics.

The Terrain Masking Low Level Flight Computer, based on the very latest processor technology, is an essential part of the Terrain Masking Low Level Flight System for the German A400M fleet. The system enables safe tactical flights on very low altitude.

The development and production of the Flight Computer will be carried out at Saab Avitronics in Jönköping, Sweden, and will be supplied to EADS Military Air Systems, Germany, that develops the system application software.

Saab has been a supplier to Airbus since 1997. In November 2004 Saab was awarded a contract for crew entrance doors for A400M making Saab a risk-sharing supplier in the A400M program. In March 2005 Saab received the first order from Airbus on avionics equipment ("High Lift Control & Monitoring System") for the A400M.

Saab Avitronics offers technology, products and services within Electronic Warfare as well as airborne mission and utility sub-systems to defence forces and industries worldwide.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Thomas Mörth, Senior Business Development Executive, Saab Avitronics, phone +46 734 18 83 36
Anna Bergenlid, Director of Communications & PR, Saab Avitronics, phone +46 73 437 53 06, anna.bergenlid@saabgroup.com

www.saabgroup.com

Handled by
Peter Larsson

Date
February 13, 2007

Reference
CU 07:008 E

Gripen opens up for Norwegian-Swedish Helicopter cooperation

Saab AB and Heli-One AS in Norway have today signed a Memorandum of Understanding regarding the international helicopter support market. The possible future Norwegian procurement of the Gripen fighter aircraft has paved the way for a co-operation between Heli-One and Saab to capture future contracts for helicopter support in the Nordic countries.

This MoU is the latest example of an increased collaboration between Swedish and Norwegian industry. The two companies, Saab and Heli-One have already begun to explore mutual business opportunities. One possible approach is to promote the Heli-One Stavanger facilities in Norway as the preferred center for training, maintenance and logistic support of the NH90 helicopters for the Swedish Defense Forces.

"Saab Aerotech and Heli-One have participated in several discussions regarding more intensified collaboration and we are very pleased to now have this agreement in place", states Lars-Erik Wige, President of the Saab Aerotech.

"Since we started our discussions with the Norwegian authorities regarding the Gripen fighter, we have seen an enormous interest among Swedish and Norwegian companies, both in the military and the civil sector, resulting in huge potential for increased cooperation within Scandinavia." says Kjell Möller Saab Vice President and Managing Director for Saab Industrial Cooperation.

"Heli-One has a long standing record in providing training, maintenance and logistic support to both commercial and military helicopter operators worldwide. Swedish Defence Forces is already a major customer of Heli-One regarding support of their Super Puma helicopters. In order to capture new business opportunities from our Swedish customer as well as for other helicopter operators, we see this partnering with Saab as a major step", states Jens Kørte, Managing Director of Heli-One (Norway) AS.

Heli-One is a division within the CHC Helicopter Corporation Group and provides helicopter maintenance and logistic support for CHC's fleet of helicopters and for civil and military operator's world wide. Heli-One (Norway) AS is a company in the Heli-One group and is located in Stavanger, Norway.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:

Gripen International:
Owe Wagermark, Gripen International Communications Director
Mobile tel: +46 734 18 18 24
Fax: +46 13 18 00 55
email: owe.wagermark@gripen.com

Heli-One:
Chris Flanagan, Director of Communications
CHC Helicopter Corporation
Phone: +1 604 279 2493
Fax: +1 604 232 8341

Saab Aerotech:
John Belanger, Vice-president Communications
Phone: +46 73 18 31 01
Fax: +46 13 18 48 74

www.saabgroup.com

Handled by
Peter Larsson

Date
February 13, 2007

Reference
CU 07:010 E

Saab signs new 5-year contract with Golden Air

In December last year, Saab Aerotech signed a contract with Golden Air regarding PEP (Parts Exchange Program). The contract extends over 5 years and is worth 77 million SEK.

Golden Air have had a PEP- contract with Saab Aerotech previously for their Saab 340 fleet. A contract that they have now decided to extend with 5 years.

"We have built-up a relationship with Saab Aerotech over the years and they can offer us a solution that suits our needs. We are very pleased that we have renewed our PEP contract and look forward to a continued profitable collaboration", says Anders Källson, Managing Director, Golden Air.

The PEP program gives Golden Air full service component maintenance of approximately 300 components. The contract that was signed at the end of last year extends over 5 years and is worth approximately 77 million SEK.

"Golden Air is one of our key customers, and the fact that they have chosen to renew and extend their contract with us is extremely pleasing. This type of long-term contract creates a stability that benefits both us and Golden Air", says Michael Andersson, Executive Vice President, Saab Aerotech.

Golden Air is a regional company which has its head office in Trollhättan and runs operations in Sweden and Finland. Golden Air is part of the Thun group, which has operations in shipping, property maintenance and the aircraft industry. The parent company is Erik Thun AB, which has a 65 year tradition of Swedish and International shipping with emphasis on coastal and short sea shipping.

Saab Aerotech is Sweden's leading supplier of integrated support solutions. The range covers a wide selection of services and products for cost effective support for systems and platforms during the entire lifecycle. The company offers its capabilities and competencies globally to customers within defence, civil security and civil aviation. Saab Aerotech is a business unit within the Saab group.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
John Belanger, Vice President, Public Relations and Communications, Saab Aerotech
Telephone 013-183 101 or 0734-183 101

www.saabgroup.com

SAAB **PRESS INFORMATION**

Handled by	Date	Reference
Peter Larsson	February 13, 2007	CU 07:009 E

Saab develops resource management system for Nordic Battlegroup 2008

Saab Aerotech is developing a resource management system for forward based units, which is to be used by Nordic Battlegroup 2008. The system will be delivered during the latter part of 2007 and the order comes from the Swedish Defence Materiel (FMW).

The resource management system (RSF) is computer based and supports the logistical functions, technical services and requirement supply of services that support advanced, response and resource management in Sweden's expeditionary units.

"It is an important deal for Saab and makes a long-term and industrial commitment possible regarding logistical functions, enabling integration in future management systems", says Joachim Haux, Business Development and Marketing Manager, Electronic Systems Services, Saab Aerotech.

Using RSF, trained personnel will be able to search, order, stock report and analyse consumption of supplies and reserve materiel, as well as carrying out and participating in fault and status reporting of individual equipment, operational planning, maintenance history and reporting to external unit command and resource management systems.

Together with sub-contractor Sjöland&Thyselius, Saab Aerotech will supply RSF in September/October 2007 with the intention that the Swedish Armed forces will use the system in Nordic Battlegroup 2008.

"For us at Sjöland & Thyselius, this is an important order as we have worked with similar systems for the armed forces for many years and it strengthens the bond between us and Saab", says Erik Eklöf CEO for Sjöland & Thyselius Systemteknik.

Sjöland & Thyselius is a specialist company founded in 1989 with experts within advanced technology. The company helps its customers with IT based systems to make their operations, projects and systems more efficient. Sjöland & Thyselius Systemteknik is a wholly owned subsidiary and is responsible for fixed price projects for the armed force authorities and the defence industry.

Saab Aerotech is Sweden's leading supplier of integrated support solutions. The range covers a wide selection of services and products for cost effective support for systems and platforms during the entire lifecycle. The company offers its capabilities and competencies globally to customers within defence, civil security and civil Aviation. Saab Aerotech is a business unit within the Saab group.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
John Belanger, Vice President, Public Relations and Communications, Saab Aerotech
Telephone 013-183 101 or 0734-183 101

Joachim Haux, Business Development and Marketing Manager, Electronic Systems Services, Saab Aerotech.
Telephone: 0470-422 90 or 0706-322 455

Erik Eklöf, CEO, Sjöland&Thyselius Systemteknik AB,
Telephone 08-587 623 00 or 0708-204 989

Rune Thyselius, Chairman of the board, Sjöland&Thyselius,
Telephone 08-587 623 00 or 0708-320103

www.saabgroup.com

Saab AB (publ)
Postal address: SE-581 88 Linköping Sweden
Telephone: +46 (0)13 18 00 00
Telefax: +46 (0)13 18 72 00
Registered office: Linköping
Registered No: 556036-0793
VAT No: SE556036079301
Internet address: www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by	Date	Reference
Peter Larsson	February 15, 2007	CU 07:012 E

Saab's Board of Directors proposes a long term Share Matching Plan 2007 for all employees

The Saab Board of Directors has decided to present a long term Share Matching Plan 2007 ("SMP 2007") at its general annual meeting of shareholders at 12th April 2007.

The Board of Directors find it essential and in all shareholders' interest that employees in the group have a long-term interest of a good value development of the share in the company and proposes the Annual General Meeting in view of this the SMP 2007 for employees. The purpose of the plan is to stimulate employee to continued loyalty and continued good performance.

The SMP 2007 is a plan for all employees, under which employees invest in Saab shares during a 12 month period and after three years of holding are matched with one share for each one purchased.

In order to implement the SMP 2007, the Board of Directors has decided to present to the annual general meeting of shareholders 2007 a proposal of transfer of own shares.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Anne Gynnerstedt, Group Senior Vice President Legal Affairs
Tel. +46 8 463 01 41, +46 734 18 71 41
anne.gynnerstedt@saab.se

www.saabgroup.com

THE 2006 REPORT

- Sales amounted to SEK 21,063 m. (19,314)
- Net income for the year was SEK 1,347 m. (1,199)
- Earnings per share amounted to SEK 11.91 (10.89)
- The proposed dividend per share is SEK 4.25 (4.00)
- Order bookings amounted to SEK 27,575 m. (17,512) and the order backlog totaled SEK 51 billion (42)
- Operating income amounted to SEK 1,745 m. (1,652) and income after financial items was SEK 1,693 m. (1,551).

President's statement:

"Saab's positive development continues, and 2006 was one of our most successful years ever. We are growing, and profitability is good. Significant order bookings have helped us build a record-high order backlog, and important acquisitions make us stronger and more complete than before."

SAAB

Continued growth with good profitability

President's statement:

Saab's positive development continues, and 2006 was one of our most successful years ever. We are growing, and profitability is good. Significant order bookings have helped us build a record-high order backlog, and important acquisitions make us stronger and more complete than before.

Saab's order bookings in 2006 were significant – over SEK 27 billion (17.5) – giving us a record order backlog of SEK 51 billion (42). Order bookings during the year include the major order for an airborne surveillance system for Pakistan as well as a number of small and medium-sized orders in all our business segments, which underscores the strength and breadth of our business operations.

Saab did well in the fourth quarter. Order bookings amounted to SEK 7.5 billion (6.4). Especially notable are Poland's order for the latest version of the surface-to-surface missile RBS15 worth in excess of SEK 1 billion and our breakthrough in the Spanish market with an order for the weapon detecting radar ARTHUR, worth over SEK 500 m.

Sales and income essentially met our forecasts.

Sales rose by a total of 9 percent to slightly over SEK 21 billion (19.3), of which approximately SEK 0.5 billion is attributable to the acquisition of Ericsson Microwave Systems. Organic growth was slightly lower then expected, which is due to a slightly delayed start to the work with the surveillance system for Pakistan.

Operating income improved to SEK 1,745 m. (1,652), and the operating margin before structural costs reached 10 percent. Structural costs of just under SEK 450 m. were charged against income, and the operating margin after structural costs was 8.3 percent. This is slightly lower than 2005 and is attributable to increased structural costs for the integration of Ericsson Microwave Systems.



Two of Saab's business segments, Defence and Security Solutions and Systems and Products, are developing according to plan with high growth – both organic and through acquisitions. Operating income was stable with over a 10-percent operating margin. Aeronautics' sales were affected by the shrinking scope of the Swedish Gripen program and to some degree by delays in deliveries to Airbus. The segment's profitability was weighed down by lower margins in the Gripen program and further investments in marketing and technological development – in the fourth quarter coupled with provisions and impairment losses. The segment's operating margin was 5 percent.

Saab's long-term financial objectives remain unchanged: 5 percent organic growth and an operating margin of 10 percent. Our efforts to be even more efficient in order to raise profitability is further underscored. We are now working with several different programs to increase cost efficiency, improve oversight and create smoother, more uniform business processes.

Important acquisitions

Saab's acquisition strategy was successful in 2006. The acquisition of Ericsson Microwave Systems is a historical step for our company. It strengthens our position in strategically important areas and gives us world-leading competence and products in sensors. At the same time we took over Ericsson's remaining holding in our space operations. The acquisition of Denmark's Maersk Data Defence further consolidates our position in communication and command and control systems. During the year, we also began the establishment of a new unit in South Africa in cooperation with Denel. In doing so, we have strengthened our positions in our most important home markets, the Nordic countries and South Africa.

Show of strength by Gripen

Our long-term efforts to sell Gripen to other countries continue unabated. We are working with the knowledge that we have the world's best product in its class.

Hungary became the second NATO nation after the Czech Republic to put the system into operational service, and the first test aircraft arrived in South Africa and is now being evaluated under Saab's management. We are also proud to mention the Swedish Air Force's participation in the international exercise Red Flag in Alaska, where Gripen more than met all expectations.

We firmly believe that Gripen has every opportunity to be a highly competitive alternative in a growing number of markets moving forward.

Forecast 2007

For 2007, we expect growth in line with 2006 and an operating margin including structural costs slightly improved.

IMPORTANT EVENTS OCTOBER–DECEMBER 2006

Poland became the second NATO nation after Germany to order the heavyweight surface-to-surface missile RBS15 Mk3 in a contract worth SEK 1 billion.

Saab received its first major defence order from Spain. The contract, for the weapon detecting radar ARTHUR, is valued at over SEK 500 m.

Saab signed an agreement to develop next-generation radar systems together with two leading Italian defence companies.

Saab concluded a cooperation agreement with Denmark pending the possible purchase of the Gripen fighter.

Saab received an invitation from the Norwegian Ministry of Defence to discuss a future model for cooperation related to Norway's possible purchase of new fighter aircraft.

OPERATIONS

Since January 1, 2005, the Group's business units are divided into three business segments – Defence and Security Solutions, Systems and Products, and Aeronautics – which are used for reporting and oversight purposes.

Corporate comprises Group staffs and departments and peripheral operations. It also includes the leasing fleet of 163 Saab 340 and Saab 2000 aircraft. Operational responsibility for the leasing fleet lies with Aeronautics.

Defence and Security Solutions

The Defence and Security Solutions business segment brings together Saab's capabilities in the development and integration of high-technology systems for reconnaissance, surveillance, communication and command and control. One example is the Swedish Air Force's combat management system, which links command and control centers, aerial surveillance, and radio and data communication. In the international market, tactical command and combat systems for land, sea and airborne forces are among the areas where Saab has an especially strong position.

Defence authorities and other government agencies are increasingly outsourcing portions of their operations. Saab therefore offers a wide range of lifecycle support solutions.

Defence and Security Solutions also offers consulting services in systems development, systems integration, and information and system security for the defence, automotive and telecommunication industries as well as government agencies with responsibility for infrastructures.

The market for civil security systems continues to develop, creating new opportunities. Saab can supply systems to handle information flows and coordination between various authorities responsible for terrorist threats, natural disasters and organized crime.

Systems and Products

Customers in the Systems and Products business segment mainly consist of defence authorities and other defence contractors around the world. In avionics (aeronautical electronics), Saab is a leading supplier to both military and civil aviation manufacturers.

Another product with a market-leading position is the Carl-Gustaf anti-armor weapon, which has been sold to more than 40 countries and has two successors in the AT4 and NLAW anti-armor systems.

Electronic warfare – warning, jamming and protection against detection and weapons – is another area where Saab has developed world-leading products, used in a large number of combat vehicles, aircraft, helicopters, submarines and surface vessels the world over.

The unique products in the newly acquired radar and sensor operations were already vital components of Saab's systems such as the Bamse missile platform, Gripen and airborne surveillance system. But they also command a leading position in the global market. The weapon detecting radar ARTHUR and the search radar GIRAFFE are two examples.

Signature management, which prevents detection by even the most advanced technical equipment, is another area where Saab has a world-leading position. It is by far the dominant supplier of the ultra lightweight camouflage net system (ULCANS) to the U.S. Army.

The need for training is growing as more countries participate in international missions and have to train their troops under realistic conditions. Saab has a strong position in advanced training systems for land-based forces and now lists special police units among its customers.

Underwater technology for shallow water and harbors is also an area where Saab has leading expertise. Significant potential exists is autonomous, unmanned underwater vehicles for both military and commercial applications.

Saab is also Europe's leading independent supplier of advanced equipment for the space industry.

Aeronautics

Saab has unique competence in aeronautics, making Sweden one of only a handful of countries in the world that can develop modern fighter aircraft. Saab's aeronautics operations are dominated by the Gripen program.

In civil operations, Saab serves as a supplier of subsystems to Airbus and Boeing.

Gripen, the world's most modern fighter aircraft in operational service, is currently used in Sweden and NATO members the Czech Republic and Hungary. In 2006, the prestigious Empire Test Pilots' School in the UK agreed to expand its use of Gripen for test pilot training. South Africa will begin flying Gripen in 2008. Export potential is high, and Saab is working aggressively in a number of markets to

win new contracts. The Gripen program includes significant sales of modifications, training and maintenance.

Saab's world-leading competence in aeronautics is built through development projects, in-house research and international cooperations. For example, Saab has primary responsibility for key subsystems in the Neuron program, a European project to develop an unmanned combat air vehicle and next-generation fighter aircraft.

In its role as a subsystem supplier, Saab utilizes its expertise to develop complex structural units and subsystems for commercial and military aircraft manufacturers. For example, it has developed the mid and outer wing leading edge for the Airbus A380 superjumbo and avionics equipment for the A400M.

With its unique expertise in aeronautics, sensors and systems integration, Saab is a leader in the development of unmanned aerial vehicles (UAVs). Successful flights have been conducted by the SHARC and FILUR technical demonstrators, and in 2007 the unmanned helicopter Skeldar will go from demonstrator to product with civil and military applications.

Internal restructurings

During the year, Saab implemented a reorganization designed to better capitalize on resources and new business opportunities by combining operations that closely work together. As of January 1, 2006, Saab consists of 15 business units instead of the previous 19. During the year two more business units were added, Saab Microwave Systems and Saab Surveillance Systems. The segments and business units are now as follows:

Defence and Security Solutions	Systems and Products	Aeronautics
Saab Aerotech	Saab Avitronics	Saab Aerosystems
Saab Communication	Saab Barracuda	Saab Aerostructures
Saab Grintek	Saab Bofors Dynamics	Saab Aircraft Leasing
Saab Systems	Saab Space	Gripen International
Combitech	Saab Training Systems	
Saab Surveillance Systems	Saab Microwave Systems	
	Saab Underwater Systems	

SALES, INCOME AND ORDERS

Sales

Fourth-quarter sales amounted to SEK 7,347 m. (6,856), an increase of SEK 491 m. or slightly over 7 percent. Sales by quarter and business segment are shown on page 18.

Group sales for the full year rose to SEK 21,063 m. (19,314) year-to-year, an increase of 9 percent. Organic growth was approximately 3 percent adjusted for the acquisition of Saab Grintek, which is included for twelve months in 2006 compared with seven months in 2005, and the acquisition of Saab Microwave Systems on September 1, 2006. Organic growth was slightly lower than expected, mainly due to a delayed order.

Of sales, 79 percent (82) related to the defence market. Sales in foreign markets amounted to SEK 13,714 m. (10,773), exceeding revenue in the Swedish home market and accounting for 65 percent (56) of total sales. Exports from the Group's Swedish companies totaled SEK 10,075 m. (7,912). The Group's exports to the EU market amounted to SEK 5,735 m. (5,012) and total sales in the EU, excluding Sweden, were SEK 6,080 m. (5,420).

Sales in the EU mainly relate to Germany, the UK, Hungary and France. Sales of SEK 2,807 m. in Africa mainly relate to Saab Grintek and Saab Aerosystems in South Africa.

Sales for Defence and Security Solutions rose to SEK 8,028 m. (6,303), an increase of 27 percent. The increase is mainly due to the fact that Saab Grintek is included for twelve months in 2006 compared with seven months on 2005 and that the new business unit Saab Surveillance Systems started operations. For other business units within Defence and Security Solutions, sales rose year-to-year. Foreign markets accounted for 55 percent (48) of sales.

Sales for Systems and Products rose to SEK 8,580 m. (7,397), an increase of 16 percent. The increase was positively affected by the acquisition of Saab Microwave Systems on September 1, 2006. Saab Barracuda increased through higher volumes in the U.S. market, and Saab Bofors Dynamics rose mainly through higher volumes for NLAW and Carl-Gustaf.

Saab Avitronics, Saab Space and Saab Underwater Systems were in line with the previous year, while volumes for Saab Training Systems were lower. Foreign markets accounted for 70 percent (67) of sales.

Aeronautics' sales decreased to SEK 6,010 m. (6,775). Sales for Saab Aerosystems decreased due to a delayed order and lower sales in the Swedish Gripen program. Of total sales, 47 percent (59) relates to the Swedish market, including the delivery of 10 (16) Gripen in batch 3. In all, 36 Gripen are still to be delivered to Sweden and South Africa, as well as six to Hungary. Saab Aerostructures' sales were in line with the previous year, and sales to Airbus amounted to approximately SEK 450 m.

Income, margin and profitability

Operating income for the fourth quarter amounted to SEK 423 m. (708). The decrease is due to increased structural costs, which amounted to SEK 333 m. (158), as well as write-downs in Systems and Products and Aeronautics. The operating margin for the fourth quarter was 5.8 percent (10.3); excluding structural costs the operating margin was 10.3 percent (12.6).

Operating income for the full year amounted to SEK 1,745 m. (1,652), corresponding to a margin of 8.3 percent (8.6). Structural costs affected operating income by SEK 445 m. (321). Excluding structural costs, the margin was 10.4 percent (10.2). Income before structural costs amounted to SEK 2,190 m. (1,973). The gross margin improved compared with the previous year to 25.1 percent (22.3). In recent years, Saab has focused on improved gross margins, and in 2006 all business segments improved their margins before structural costs.

As a whole, administrative and marketing expenses were SEK 590 m. higher than the previous year, mainly due to higher administrative expenses attributable to acquired companies. Marketing expenses, which often vary over time, were slightly higher, and were also affected by the cost of acquired companies. The year's internally funded investments in research and development amounted to SEK 981 m. (737); SEK 805 m. (552) has been charged to operating income for the year, which includes depreciation and write-downs of SEK 287 m. (107). Of the year's revenues, a total of SEK 463 m. has been capitalized. Other operating income during present and previous years includes capital gains, currency gains and results from secondary activities. Capital gains refer to the sale of the subsidiary Saab Metech and amounted to SEK 180 m. (238). Other operating expenses consist of exchange rate differences. The share of income in associated companies primarily relates to after-tax income in Hawker Pacific.

Net financial income and expenses amounted to SEK -52 m. (-101), of which the share in income of associated companies held as financial assets amounted to SEK -28 m. The average return on external investments was 1.76 percent (2.37). Project interest from utilized advanced payments reduced the financial net by SEK 101 m. (64) and is recognized as gross income. Income after financial items amounted to SEK 1,693 m. (1,551).

Current and deferred taxes amounted to SEK –346 m. (–352), which means an effective tax rate of 20.4 percent (22.7). The low effective tax rate is due to tax-exempt revenue and the utilization of previously uncapitalized tax loss carryforwards.

Net income for the year was SEK 1,347 m. (1,199), of which the minority interest amounts to SEK 47 m. (10). Earnings per share for the Parent Company's shareholders' interest amounted to SEK 11.91 (10.89).

The pre-tax return on capital employed was 14.5 percent (14.6) and the after-tax return on equity was 13.8 percent (13.5).

To increase transparency in reporting, operating income is reported by business segment with and without structural costs totaling SEK 445 m. (321).

Provisions for structural costs are divided by line item in the income statement. Structural costs of SEK 377 m. (192) are included in gross income, SEK 68 m. (47) in administrative and marketing expenses, and SEK 0 m. (82) in other operating expenses.

Operating income for Defence and Security Solutions amounted to SEK 875 m. (635), with a margin of 10.9 percent (10.1). The income improvement was mainly due to higher volume for Saab Grintek, which was included for the full-year 2006, and the new business unit Saab Surveillance Systems. Structural costs amounted to SEK 58 m. (44).

Operating income for Systems and Products decreased to SEK 631 m. (818) with an operating margin of 7.4 percent (11.1). The decrease in operating income is due to higher structural costs, which amounted to SEK 245 m. (44), of which Saab Microwave Systems accounted for approximately SEK 200 m., as well as write-downs in certain programs. Operating income before structural costs were in

line with the previous year for most business units. Income for Saab Training Systems decreased due to lower volumes.

Operating income for Aeronautics improved to SEK 190 m. (144). Income for both 2005 and 2006 was charged with cost increases and write-downs of certain programs. Structural costs of SEK 91 m. (127) were charged to income. The operating margin was 3.2 percent (2.1). Excluding structural costs, the margin was 4.7 percent (4.0).

Corporate reported operating income of SEK 49 m. (55). Income was positively affected by a gain of SEK 180 m. on the sale of the subsidiary Saab Metech. In the previous year, capital gains on the sale of subsidiaries and associated companies amounted to SEK 238 m. Structural costs amounted to SEK 51 m. (106), of which environmental commitments accounted for SEK 0 m. (82). Corporate consists of shared Group expenses, income and expenses attributable to support operations, trading, results from certain operating companies and results in connection with liquidations. Consequently, results can vary between periods. Results from leasing operations for the Saab 340 and Saab 2000 fleet, which are reported in Corporate, had no impact on income during the year.

Orders

Order bookings for the fourth quarter amounted to SEK 7,448 m. (6,347). Major orders are listed in the section, "Important orders".

Order bookings for the full year amounted to SEK 27,575 m. (17,512), the highest level ever for Saab. Seventy-two percent (63) of orders came from customers outside Sweden and 77 percent (72) was attributable to defence-related operations.

Order bookings for Defence and Security Solutions rose to SEK 16,415 m. (7,648). The increase is directly the result of the order for an airborne early warning system from Pakistan and the fact that Saab Grintek, which was acquired on May 31, 2005, is included for the full-year 2006. All business units raised their order bookings with the exception of Saab Systems, which decreased due to very high order bookings in 2005. During the year, orders were received for command and control systems for four Swedish submarines, the modification of two Saab 340 AEW-200 surveillance aircraft for FMV, and support and maintenance of commercial and military aircraft.

Order bookings for Systems and Products rose to SEK 7,691 m. (6,726). The increase is attributable to the fact that Saab Microwave Systems is now a business unit within the segment. Among other business units, order bookings rose for Saab Avitronics, Saab Bofors Dynamics, Saab Space and Saab Underwater Systems, while order bookings decreased for Saab Training Systems and Saab Barracuda. During the year orders were received for the BOL countermeasures dispensing system for the Eurofighter and onboard equipment for the first four satellites in Galileo, Europe's new satellite navigation system. The Polish Navy ordered the surface-to-surface missile system RBS15 Mk3, and Saab received its first major defence order from Spain for ARTHUR weapon locating radars, including a training simulator and logistics.

Order bookings for Aeronautics amounted to SEK 4,956 m. (3,603), an increase of SEK 1,353 m. Order bookings for Saab Aerostructures rose, including further orders from Airbus and Boeing. Order bookings also rose for Saab Aerosystems and related to the continued development of Gripen.

The order backlog at year-end was SEK 51,099 m. (42,198). Foreign orders account for 77 percent (75) of the backlog. Of the total increase of SEK 8,901 m., approximately SEK 3,000 m. relates to the acquisition of Saab Microwave Systems.

The order backlog includes:

- Gripen to Sweden and on export
- Airborne early warning systems
- Active and passive countermeasure systems
- Missile systems for air, sea and land
- Structures and subsystems for Airbus and Boeing
- Anti-tank systems
- Command and control, avionics and fire control systems
- Radar systems
- Signature management systems

ACQUISITIONS AND DIVESTMENTS DURING THE YEAR

During the first quarter, a joint venture was formed together with TietoEnator, TietoSaab Systems Oy. Saab's share is 40 percent.

On March 27 the subsidiary Saab Metech AB was sold for SEK 253 m. with a capital gain of SEK 180 m.

On May 1 Saab acquired 100 percent of the shares in the South African avionics company Aerospace Monitoring and Systems (Pty) Ltd (AMS). The sales price amounted to 25 million rand. AMS has 75 employees.

Saab reached an agreement with Denel in South Africa to initially acquire 20 percent of a new aerostructures company, with the option to acquire a majority interest after three years.

All the shares in Maersk Data Defence A/S of Denmark were acquired on August 31. The acquisition price is contingent on the company's earnings in 2006. The preliminary paid price is slightly over DKK 46 m.

On September 1, Saab acquired all the shares in Ericsson Microwave Systems AB, which has since changed its name to Saab Microwave Systems AB, for SEK 3,750 m. The number of employees as of December 31 was 1,203.

On September 1, Saab acquired 40 percent of the shares in Saab Ericsson Space AB, which has since changed its name to Saab Space AB, for SEK 100 m. Saab previously owned 60 percent of Saab Ericsson Space, which was already consolidated in the Group.

Further reference is made to note 7 of this year-end report.

FINANCIAL POSITION AND LIQUIDITY

Balance sheet

Goodwill and other intangible fixed assets amounted to SEK 7,821 m. (3,222). The increase relates to the acquisition of Ericsson Microwave Systems. Goodwill amounted to SEK 3,294 m. (1,777) and is largely attributable to the acquisition of Celsius in 2000 and the acquisition of Saab Microwave Systems. The remaining goodwill mainly relates to the acquisitions of Saab Grintek, Saab Avitronics and Combitech Systems. As of 2004, goodwill is no longer amortized and instead is tested annually for impairment. In 2006, no significant impairment losses were identified. Intangible fixed assets also consist of acquired product development/technology and customer relations, and capitalized development expenses for the export version of Gripen, radar jamming systems and missile systems. Intangible fixed assets are amortized over their estimated periods of use with the exception of capitalized development expenses, which are amortized over the estimated sales volume. Amortization and write downs for the year amounted to SEK 379 m. (140), of which capitalized product amounted to SEK 287 m. (107).

Property, plant and equipment are used in core operations. Investment properties refer to properties leased to outside parties and valued at estimated fair value. Investment properties are not depreciated; instead realized and unrealized changes in value are recognized through profit or loss. Biological assets consist of forest assets. Changes in fair value are included in profit. Lease assets primarily relate to the leasing fleet of regional aircraft. During the year, 45 aircraft were sold.

Long-term interest-bearing receivables primarily consist of receivables from asset sales. Shares in associated companies include the shares in Hawker Pacific, Eurenco and Wah Nobel. Deferred tax assets mainly relate to unutilized tax deductions for provisions and unutilized tax loss carryforwards.

Inventories are reported after deducting advances. Other receivables primarily relate to receivables from customers (after deducting advances) and receivables from divested financial assets.

Assets held for sale refer to real estate and a small business currently for sale.

Provisions for pensions decreased due to the establish-

ment of the Saab Pension Fund, which was capitalized with SEK 2,536 m. during the year. In September, it took over the pension fund previously managed by Carnegie, which had a market value of SEK 551 m. at takeover. The market value of the Saab Pension Fund at year-end was SEK 3,234 m.

Future pension obligations have been restated to reflect a change in actuarial assumptions. Total pension obligations amounted to SEK 4,450 m. as of December 31, and assets under management totaled SEK 3,481 m. The cumulative unreported actuarial loss amounted to SEK 557 m. (410), due to which provisions for pensions amounted to SEK 412 m. (2,939).

Deferred tax temporary differs between the carrying value of assets and liabilities and their value for tax purposes. Other provisions chiefly include future obligations and leasing obligations refer to regional aircraft liabilities

Liquidity and finance

Compared with the beginning of the year, cash, marketable securities and short-term investments, less liabilities to credit institutions, decreased by SEK 5,405 m. As a result, the Group has net debt of SEK 261 m., against net liquidity of SEK 5,144 m. at the beginning of the year. The Group's net liquidity, including interest bearing receivables, after deduction of provisions for pensions amounted to SEK 605 m. (2,856). The decrease in 2006 is due to the capitalization of the Saab Pension Fund by approximately SEK 2.5 billion during the first quarter of 2006 and the acquisition of Ericsson Microwave Systems in September 2006, resulting in a net outflow of approximately SEK 3.2 billion. The equity/assets ratio was 30.6 percent, against 31.0 percent at the beginning of the year. Shareholders' equity related to the Parent Company's shareholders amounted to SEK 9,802 m., compared with SEK 9,179 m. at the beginning of the year, or SEK 89.80 per share (84.10).

Cash flow

Operating cash flow amounted to SEK -1,900 m. (2,645) during the period and was distributed between cash flow from core operating activities of SEK 765 m. (2,704), the acquisition of Ericsson Microwave Systems SEK -3,180 m., other acquisitions SEK -223 m. (-293), divestments of subsidiaries and associated companies SEK 620 m. (257), and the regional aircraft business SEK 118 m. (-23). During the year a net of 45 Saab 340 were sold, due to which working capital decreased and cash flow from investing activities was affected positively.

CAPITAL EXPENDITURES, RESEARCH AND DEVELOPMENT, AND PERSONNEL

Capital expenditures

Gross capital expenditures in property, plant and equipment, excluding lease assets, amounted to SEK 433 m. (296).

Research and development

To maintain a leading position in its businesses, Saab devotes considerable resources to research and development, where some 2,700 people are employed. Investments in research and development are primarily made for customers in the business segments Systems and Products and Aeronautics. Total research and development costs for the year amounted to SEK 3,537 m. (3,546), of which SEK 2,553 m. (2,810) relates to customer-funded development.

Internally financed development during the year mainly related to the Gripen system, though also to further development of electronic warfare and missile systems. Under certain circumstances development costs are capitalized and, in such cases, are classified as intangible fixed assets. Capitalization for the year amounted to SEK 463 m. (292). After the year's amortization and impairments of SEK 287 m. (107), acquisitions of SEK 2,000 m. (75), translation differences, etc., the closing balance of capitalized development costs amounts to SEK 3,561 m. (1,408).

Personnel

At year-end, the Group had 13,577 employees, against 12,830 at the beginning of the year. The number of employees in the acquired companies Ericsson Microwave Systems AB and Maersk Data Defence A/S was 1,203 and 185, respectively, at year-end. The number of employees, after adjusting for acquisitions and divestments, declined by 404 during the year.

PARENT COMPANY

Sales and income

The Parent Company includes the business units Saab Aerosystems, Saab Aerostructures and the Swedish units within Saab Systems, Saab Avitronics, Saab Aerotech and Saab Communication. Group staffs and Group support are included as well.

The Parent Company's sales amounted to SEK 10,940 m. (8,792). Operating income was SEK 571 m. (100).

Net financial income and expenses amounted to SEK 697 m. (368). Of the financial net, SEK 513 m. (-137) consists of Group contributions, dividends and write-downs of shares in subsidiaries. After appropriations of SEK 11 m. (39) and income tax of SEK -259 m. (-212), net income for the year amounted to SEK 1,020 m. (295).

Liquidity, finance, investments and employees

Net debt for tha parent company amounted to SEK 3,963 m. compared with a net liquidity previous year of 3,220 m. Gross capital expenditures in property, plant and equipment amounted to SEK 258 m. (104). At year-end the Parent Company had 6,918 employees, compared with 5,070 at the beginning of the year.

Proposed dividend and share repurchase

The Board of Directors proposes that shareholders receive a dividend of SEK 4.25 (4.00) per share for 2006, or a total of SEK 464 m. (437), corresponding to 36 percent (37) of the Group's net income in 2006. April 17 has been proposed as the record date, and the dividend is expected to be distributed on April 20, 2007.

The Board of Directors will propose that the Annual General Meeting give the Board a mandate to repurchase up to 10 percent of the shares out-standing. The purpose of the authorization is to provide the Board with greater scope in working with the company's capital structure and enable acquisitions when considered appropriate. As proposed, the mandate would apply until the next Annual General Meeting. Repurchases may be effected over the stock exchange or through offerings to shareholders. It is also proposed that the Board's mandate include the possibility to transfer repurchased shares as allowed by current law.

Annual General Meeting

The Annual General Meeting will be held at Gamla Tryckeriet, Alvik, Stockholm on Thursday, April 12, 2007 at 6:00 p.m. (CET). The annual report will be available at the Saab's office in Linköping. The printed annual report will be distributed to shareholders upon request around March 10, 2007.

Owners and nomination committee

Saab's 15 largest shareholders are BAE Systems, Investor AB, the Wallenberg foundations, AMF Pension funds, Swedbank Robur funds, JP Morgan Chase Bank, Odin funds, SEB funds, Nordea funds, Ssb Cl Omnibus Ac, SHB/SPP funds, Skandia Liv, Nordea Bank Finland, Öresund and HQ funds.

Four shareholder representatives have been selected to work with Chairman Marcus Wallenberg to draft a proposal for the Board of Directors to be presented to the Annual General Meeting. The representatives are Lars Wedenborn (Investor), Peter Wallenberg Jr (Knut and Alice Wallenberg Foundation), Mats Lagerqvist (Robur) and Christer Elmehagen (AMF Pension).

Linköping, February 15, 2007

Åke Svensson
President and Chief Executive Officer

Audit Report

Introduction

We have reviewed the year-end report for Saab AB (publ) for the period January 1, 2006 to December 31, 2006. The Board of Directors and the President are responsible for the preparation and presentation of this year-end report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this year end-report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" as issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying year-end report is not essentially prepared in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, February 15, 2007

Ernst & Young AB	Deloitte AB
Björn Fernström	**Tommy Mårtensson**
Authorized Public Accountant	Authorized Public Accountant

Annual General Meeting: April 12, at 6:00 p.m. (CET), 2007

Financial information dates:

Annual Report 2006	published around March 10, 2007
Interim Report January–March 2007	published April 24, 2007
Interim Report January–June 2007	published July 13, 2007
Interim Report January–September 2007	published October 19, 2007

For further information, please contact

Media:

Peter Larsson, Press Secretary
Tel. +46-734-18 00 18

Financial market:

Göran Wedholm, Manager Investor Relations
Tel. +46-13-18 71 21, +46-734-18 71 21

Lars Wahlund, SVP Finance
Tel. +46-13-18 71 35, +46-734-18 71 35

Press conference
with Åke Svensson, CEO, and Lars Wahlund,
SVP Finance:

Today, Thursday, February 15, 2007, 2:00 p.m. (CET)
World Trade Center, Stockholm
Contact Peter Larsson, Press Secretary, tel. +46-734-18 00 18

International teleconference:

Today, Thursday, February 15, 2007, 4:00 p.m. (CET)
Contact Marita Sidén to register and for further information
Tel. +46-13-18 71 49, +46-734 18 71 49

Income statement

SEK m.	Note	2006	2005
Sales	3	21,063	19,314
Cost of goods sold		-15,775	-15,003
Gross income		5,288	4,311
Gross margin		25.1%	22.3%
Other operating income		330	322
Marketing expenses		-1,646	-1,203
Administrative expenses		-1,279	-1,132
Research and development costs		-805	-552
Other operating expenses		-165	-159
Share in income of associated companies		22	65
Operating income[1]	3	1,745	1,652
Operating margin		8.3%	8.6%
Share in income of associated companies		-28	-20
Financial income		114	228
Financial expenses		-138	-309
Net financial items.		-52	-101
Income before taxes		1,693	1,551
Taxes	4	-346	-352
Net income for the period		1,347	1,199
of which Parent Company shareholders' interest		1,300	1,189
of which minority interest		47	10
Earnings per share before and after dilution, SEK[2]		11.91	10.89
[1] Includes depreciation of		-1,056	-949
of which depreciation of lease assets		-282	-419
[2] Average number of shares		109,150,344	109,150,344

Quarterly income statement

SEK m.	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Sales	7,347	4,260	5,145	4,311	6,856	4,025	4,611	3,822
Cost of goods sold	-5,602	-3,067	-3,909	-3,197	-5,279	-3,095	-3,722	-2,907
Gross income	1,745	1,193	1,236	1,114	1,577	930	889	915
Gross margin	23.8%	28.0%	24.0%	25.8%	23.0%	23.1%	19.3%	23.9%
Other operating income	68	23	54	185	211	71	14	26
Marketing expenses	-585	-368	-358	-335	-321	-283	-307	-292
Administrative expenses	-370	-330	-299	-280	-405	-240	-256	-231
Research and development costs	-404	-152	-130	-119	-254	-111	-106	-81
Other operating expenses	-47	5	-102	-21	-111	-8	-35	-5
Share in income of associated companies	16	-2	3	5	11	15	26	13
Operating income[1]	423	369	404	549	708	374	225	345
Operating margin	5.8%	8.7%	7.8%	12.7%	10.3%	9.3%	4.9%	9.0%
Share in income of associated companies	-13	-2	-12	-1	-20	-	-	-
Financial income	-23	39	39	59	80	38	50	60
Financial expenses	13	-49	-28	-74	-106	-67	-58	-78
Net financial items	-23	-12	-1	-16	-46	-29	-8	-18
Income before taxes	400	357	403	533	662	345	217	327
Taxes	-32	-107	-102	-105	-94	-100	-63	-95
Net income for the period	368	250	301	428	568	245	154	232
of which Parent Company shareholders' interest	347	237	293	423	574	231	161	223
of which minority interest	21	13	8	5	-6	14	-7	9
Earnings per share before and after dilution, SEK, kr[2]	3.18	2.17	2.68	3.88	5.26	2.11	1.48	2.04
[1] Includes depreciation of	-435	-235	-191	-195	-253	-225	-243	-228
of which depreciation of lease assets	-65	-67	-71	-79	-101	-94	-115	-109
[2] Average number of shares	109,150,344	109,150,344	109,150,344	109,150,344	109,150,344	109,150,344	109,150,344	109,150,344

Balance sheet

SEK m.	Note	Dec. 31 2006	Dec. 31 2005
ASSETS			
Fixed assets			
Intangible fixed assets		7,821	3,222
Tangible fixed assets		4,295	4,208
Lease assets		2,417	4,077
Biological assets		230	217
Investment properties		66	62
Shares in associated companies		270	316
Financial investments		122	128
Long-term receivables		991	1,090
Deferred tax receivables		362	319
Total fixed assets		16,574	13,639
Current assets			
Inventories		4,957	3,962
Derivatives		538	434
Tax receivables		146	93
Account receivables		3,324	3,017
Prepaid expenses and accrued income		652	608
Other receivables		5,053	2,578
Short-term investments		0	4,624
Cash and marketable securities	6	1,393	1,574
Total current assets		16,063	16,890
Assets held for sale		134	65
Total assets	11	**32,771**	**30,594**

SEK m.	Note	Dec. 31 2006	Dec. 31 2005
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Parent Company's shareholders' interest		9,802	9,179
Minority interest		223	314
Total shareholders' equity		10,025	9,493
Long-term liabilities			
Long-term interest-bearing liabilities		590	739
Lease obligations		245	665
Other liabilities		342	388
Provisions for pensions	8	412	2,939
Other provisions		1,961	2,214
Deferred tax liabilities		789	28
Total long-term liabilities		4,339	6,973
Current liabilities			
Short-term interest-bearing liabilities		1,064	315
Advance payments from customers		3,642	3,528
Accounts payable		1,422	1,263
Lease obligations		212	858
Derivatives		172	365
Tax liabilities		298	167
Other liabilities		1,115	827
Accrued expenses and deferred income		9,371	6,152
Provisions		1,109	616
Total current liabilities		18,405	14,091
Liabilities attributable to assets held for sale		2	37
Total liabilities		22,746	21,101
Total shareholders' equity and liabilities	11	**32,771**	**30,594**

Changes in shareholders' equity

SEK m.	Capital stock	Other capital contributions	Net gain on cash flow hedges	Translation reserve	Retained earnings	Total	Minority interest	Total shareholders' equity
	Equity attributable to Parent Company's shareholders		OTHER RESERVES					
Opening balance, January 1, 2006	1,746	543	6	298	6,586	9,179	314	**9,493**
Items reported directly in shareholders' equity:								
Translation differences for the period	-	-	-	-306	-	-306	-59	**-365**
Net gain on cash flow hedges	-	-	66	-	-	66	-	**66**
Other changes in shareholders' equity:								
Net income for the period	-	-	-	-	1,300	1,300	47	**1,347**
Transactions with owners:								
Dividend	-	-	-	-	-437	-437	-3	**-440**
Acquisition and sale of operations	-	-	-	-	-	-	-76	**-76**
Closing balance, December 31, 2006	1,746	543	72	-8	7,449	9,802	223	**10,025**
Opening balance, January 1, 2005	1,746	543	-	-1	5,830	8,118	103	**8,221**
Effect of change in accounting principle	-	-	104	-	-24	80	-	**80**
Adjusted shareholders' equity, January 1, 2005	1,746	543	104	-1	5,806	8,198	103	**8,301**
Items reported directly in shareholders' equity:								
Translation differences for the period	-	-	-	299	-	299	27	**326**
Net gain on cash flow hedges	-	-	-98	-	-	-98	-	**-98**
Other changes in shareholders' equity:								
Net income for the period	-	-	-	-	1,189	1,189	10	**1,199**
Transactions with owners:								
Dividend	-	-	-	-	-409	-409	-	**-409**
Acquisition and sale of operations	-	-	-	-	-	-	174	**174**
Closing balance, December 31, 2005	1,746	543	6	298	6,586	9,179	314	**9,493**

Statement of cash flows

SEK m.	Note	2006	2005
Operating activities			
Income after financial items		1,693	1,551
Establishment of pension fund		-2,566	-200
Adjustments for items not affecting cash flow		1,454	1,242
Income tax paid		-115	-110
Cash flow from operating activities before changes in working capital		466	2,483
Cash flow from changes in working capital			
Increase(–)/Decrease(+) in inventories		-767	356
Increase(–)/Decrease(+) in current receivables		-1,700	-43
Increase(+)/Decrease(–) in advance payments from customers		-853	481
Increase(+)/Decrease(–) in lease obligations		-832	-1,022
Increase(+)/Decrease(–) in other current liabilities		2,290	417
Increase(+)/Decrease(–) in provisions		-201	-331
Cash flow from operating activities		**-1,597**	**2,341**
Investing activities			
Investments in intangible fixed assets		-67	-1
Capitalized development costs		-463	-292
Investments in tangible fixed assets		-433	-296
Sale of tangible fixed assets		31	37
Investments in lease assets		-	-109
Sale of lease assets		823	799
Investments in and sale of financial assets		4,606	-1,598
Investments in subsidiaries, net effect on liquidity	7	-3,403	-293
Sale of subsidiaries, net effect on liquidity	7	219	257
Cash flow from investing activities		**1,313**	**-1,496**
Financing activities			
Loans raised		630	-
Amortization of loans		-	-36
Dividend paid to Parent Company's shareholders		-437	-409
Dividend paid to minority interest		-4	-4
Cash flow from financing activities		**189**	**-449**
Cash flow for the period	6	**-95**	**396**
Liquid assets at beginning of year		1,557	1,129
Exchange rate difference in liquid assets		-73	32
Liquid assets at end of period	6	**1,389**	**1,557**

Quarterly information [1]

SEK m.	JANUARY-MARCH 2006		2005		APRIL-JUNE 2006		2005	
Sales								
Defence and Security Solutions	1,738		1,261		1,934		1,600	
Systems and Products	1,482		1,546		1,879		1,874	
Aeronautics	1,591		1,280		1,534		1,552	
Corporate	69		25		49		18	
Internal sales	-569		-290		-251		-433	
	4,311		3,822		5,145		4,611	
Operating income								
Defence and Security Solutions	192	11.0%	113	9.0%	152	7.9%	175	10.9%
Systems and Products	143	9.6%	169	10.9%	239	12.7%	218	11.6%
Aeronautics	72	4.5%	97	7.6%	101	6.6%	-155	-10.0%
Corporate	142		-34		-88		-13	
	549	12.7%	345	9.0%	404	7.8%	225	4.9%
Net financial items	-16		-18		-1		-8	
Income before taxes	**533**		**327**		**403**		**217**	
Net income for the period	**428**		**232**		**301**		**154**	
Attributable to Parent Company's shareholders	**423**		**223**		**293**		**161**	
Earnings per share	**3.88**		**2.04**		**2.68**		**1.48**	
No. of shares, thousands	**109,150**		**109,150**		**109,150**		**109,150**	

SEK m.	JULY-SEPTEMBER 2006		2005		OCTOBER-DECEMBER 2006		2005	
Sales								
Defence and Security Solutions	1,913		1,409		2,443		2,033	
Systems and Products	1,417		1,297		3,802		2,680	
Aeronautics	1,233		1,391		1,652		2,552	
Corporate	49		15		37		24	
Internal sales	-352		-87		-587		-433	
	4,260		4,025		7,347		6,856	
Operating income								
Defence and Security Solutions	199	10.4%	98	7.0%	332	13.6%	249	12.2%
Systems and Products	106	7.5%	123	9.5%	143	3.8%	308	11.5%
Aeronautics	39	3.2%	87	6.3%	-22	-1.3%	115	4.5%
Corporate	25		66		-30		36	
	369	8.7%	374	9.3%	423	5.8%	708	10.3%
Net financial items	-12		-29		-23		-46	
Income before taxes	**357**		**345**		**400**		**662**	
Net income for the period	**250**		**245**		**368**		**568**	
Attributable to Parent Company's shareholders	**237**		**231**		**347**		**574**	
Earnings per share	**2.17**		**2.11**		**3.18**		**5.26**	
No. of shares, thousands	**109,150**		**109,150**		**109,150**		**109,150**	

[1] For information on the business segments see note 3 on page 21.

Five-year overview

SEK m., unless otherwise stated	2006	2005	2004 [5]	2003	2002
Order bookings	27,575	17,512	16,444	19,606	19,521
Order backlog at Dec. 31	51,099	42,198	43,162	45,636	43,082
Sales	21,063	19,314	17,848	17,250	16,538
Foreign market sales, %	65	56	48	46	41
Operating income	1,745	1,652	1,853	1,293	1,220
Operating margin, %	8.3	8.6	10.4	7.5	7.4
Operating margin before depreciation, and write downs, excluding depreciation of lease assets, %	12.0	11.3	13.3	11.1	11.2
Income after financial items	1,693	1,551	1,712	1,073	993
Net income for the year	1,347	1,199	1,310	746	732
Total assets	32,771	30,594	27,509	28,704	28,109
Operating cash flow	-1,900	2,645	325	545	-92
Return on capital employed, %	14.5	14.6	17.3	12.7	11.6
Return on equity, %	13.8	13.5	16.7	10.8	10.8
Equity/assets ratio, %	30.6	31.0	29.9	24.4	24.3
Earnings per share, SEK [2) 4)]	11.91	10.89	11.78	7.00	6.87
after full conversion, SEK [3) 4)]	11.91	10.89	11.78	6.91	6.78
Dividend per share, SEK	4.25	4.00	3.75	3.50	3.50
Equity per share, SEK [1)]	89.80	84.10	74.89	65.75	64.17
Number of employees at year-end	13,577	12,830	11,936	13,414	14,036

1) Number of shares as of December 31, 2006/2005/2004: 109,150,344; 2003: 106,517,563 and 2002: 106,510,374

2) Average number of shares 2006/2005: 109,150,344; 2004: 108,234,126; 2003: 106,513,969 and 2002: 106,487,407

3) Average number of shares 2006/2005: 109,150,344; 2004: 108,234,126, after full conversion 2002-2003: 109,247,175. Conversion of the debenture loan concluded on July 15, 2004.

4) Net income for the period less minority interest divided by the average number of shares.

5) Restated according to IFRS, previous years are not restated

Key ratios and targets

Percent	target	2006	2005	2004
Operating margin before depreciation/amortization excluding leasing, %		12.0	11.3	13.3
Operating margin after depreciation/amortization, %	10.0	8.3	8.6	10.4
Earnings per share, SEK [1)]		11.91	10.89	11.78
Return on capital employed before tax, %		14.5	14.6	17.3
Return on equity after tax, %	15.0	13.8	13.5	16.7
Equity/assets ratio, %	30.0	30.6	31.0	29.9
Equity per share, SEK [1)]		89.80	84.10	74.89

1) Average number of shares 109,150,344

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1

CORPORATE INFORMATION

Saab AB (publ), corporate identity no. 556036-0793, registered office in Linköping, Sweden, has been listed on the O-list of the OMX Stockholm since 1998 and from October 2006 has been listed on the new large cap list. The company's operations, including subsidiaries and associated companies, are described in Note 3.

The Board of Directors and the President approved this year-end report for the period January 1 – December 31, 2006 for publication on February 15, 2007.

NOTE 2

ACCOUNTING PRINCIPLES

This interim report is prepared according to the Annual Accounts Act and IAS 34.

The same accounting principles have been applied during the period as in 2005, as described on pages 56-62 of the annual report. The interim report does not contain all the information and disclosures available in the annual report, and the interim report should be read together with the annual report for 2005.

NOTE 3

SEGMENT REPORTING

Saab is one of the world's leading high-technology companies, with its main operations in defence, aviation and space. Operations are primarily focused on well-defined areas in defence electronics, missile systems and space electronics as well as military and commercial aviation. Saab is also active in technical services and maintenance.

While Europe is its main market, Saab has growing markets in Australia, South Africa and the U.S.

Description of business segments:

See page 4 and 5

SALES AND ORDER INFORMATION

Sales by business segment

SEK m.	2006	2005	Change	Q4 2006	Q4 2005	Change
Defence and Security Solutions	8,028	6,303	27.4%	2,443	2,033	20.2%
Systems and Products	8,580	7,397	16.0%	3,802	2,680	41.9%
Aeronautics	6,010	6,775	-11.3%	1,652	2,552	-35.3%
Corporate	204	82		37	24	
Internal sales	-1,759	-1,243		-587	-433	
Saab Group	21,063	19,314	9.1%	7,347	6,856	7.2%

NOTE 3 continued

Sales by geographic market

SEK m.	2006	% of sales	12 mos. 2005	% of sales
Sweden	7,349	35	8,541	44
Rest of EU	6,080	29	5,420	28
Rest of Europe	292	1	343	2
Total, Europe	13,721	65	14,304	74
North America	1,746	8	1,608	8
Latin America	57	0	83	0
Asia	1,757	8	684	4
Australia, etc.	975	5	1,195	6
Africa	2,807	14	1,440	8
Saab Group	21,063	100	19,314	100

Order bookings by business segment

SEK m.	2006	2005	Q4 2006	Q4 2005
Defence and Security Solutions	16,415	7,648	2,743	2,271
Systems and Products	7,691	6,726	3,887	2,360
Aeronautics	4,956	3,603	1,446	1,774
Corporate	53	243	9	174
Internal	-1,540	-708	-637	-232
Saab Group	27,575	17,512	7,448	6,347

Order backlog by business segment

SEK m.	Dec. 31 2006	Dec. 31 2005
Defence and Security Solutions	13,654	5,300
Systems and Products	18,950	16,325
Aeronautics	20,440	21,970
Corporate	12	163
Internal	-1,957	-1,560
Saab Group	51,099	42,198

NOTE 3 continued

OPERATING INCOME

Operating income by business segment

SEK m.	2006	% of sales	2005	% of sales	Q4 2006	% of sales	Q4 2005	% of sales
Defence and Security Solutions	875	10.9	635	10.1	332	13.6	249	12.2
Systems and Products	631	7.4	818	11.1	143	3.8	308	11.5
Aeronautics	190	3.2	144	2.1	-22	-1.3	115	4.5
Corporate	49		55		-30		36	
Saab Group	1,745	8.3	1,652	8.6	423	5.8	708	10.3

Operating income by business segment with structural costs reported separately

SEK m.	2006	% of sales	2005	% of sales	Q4 2006	% of sales	Q4 2005	% of sales
Defence and Security Solutions	933	11.6	679	10.8	356	14.6	261	12.8
Systems and Products	876	10.2	862	11.7	374	9.8	336	12.5
Aeronautics	281	4.7	271	4.0	7	0.0	140	5.5
Corporate	100		161		19		129	
Total	2,190	10.4	1,973	10.2	756	10.3	866	12.6
Structural costs	-445		-321		-333		-158	
Saab Group	1,745	8.3	1,652	8.6	423	5.8	708	10.3

Depreciation/amortization by business segment

SEK m.	2006	2005	Q4 2006	Q4 2005
Defence and Security Solutions	131	102	72	34
Systems and Products	392	172	210	44
Aeronautics	128	124	40	36
Corporate - lease assets	282	419	65	101
Corporate - other	123	132	48	38
Saab Group	1,056	949	435	253

OPERATING CASH FLOW AND CAPITAL EMPLOYED

Cash flow by business segment

SEK m.	2006	2005
Defence and Security Solutions	619	539
Systems and Products	-33	485
Aeronautics	-71	1,570
Corporate	-2,415	51
Saab Group	-1,900	2,645

NOTE 3 continued

Capital employed by business segment

SEK m.	Dec. 31 2006	Jan. 2006	Dec. 31 2005
Defence and Security Solutions	4,663	3,525	4,095
Systems and Products	7,523	4,191	4,191
Aeronautics	2,158	1,489	1,676
Corporate	-2,253	4,282	3,525
Saab Group	12,091	13,487	13,487

PERSONNEL

Personnel by business segment

Number at end of year	Dec. 31 2006	Dec. 31 2005	Change
Defence and Security Solutions	4,843	4,737	106
Systems and Products	5,197	4,168	1,029
Aeronautics	2,904	3,189	-285
Corporate	633	736	-103
Saab Group	13,577	12,830	747

NOTE 4

TAXES

SEK m.	Dec. 31 2006	Dec. 31 2005
Current tax	-303	-103
Deferred tax	-43	-249
Total	-346	-352

NOTE 5

DIVIDEND TO PARENT COMPANY'S SHAREHOLDERS

At its meeting on February 15, 2007 the Board of Directors decided to propose to the Annual General Meeting that the Parent Company's shareholders receive a dividend of SEK 4.25 per share, totaling SEK 464 m.

NOTE 6

SUPPLEMENTAL INFORMATION ON STATEMENT OF CASH FLOWS

Liquid assets

SEK m.	Dec. 31, 2006	Dec. 31, 2005
The following components are included in liquid assets:		
Cash and bank balances (incl. available overdraft facilities)	1,290	1,243
Deposits	103	81
Short-term investments equated with liquid assets	-	250
Total according to balance sheet	1,393	1,574
Immediately cancelable overdraft facilities	-4	-17
Total according to statement of cash flows	**1,389**	**1,557**

Operating cash flow vs. statement of cash flows

SEK m.	2006	2005
Operating cash flow	-1,900	2,645
Investing activities – interest-bearing:		
Short-term investments	4,868	-1,553
Financial investments and receivables	-686	-47
Financing activities:		
Loans raised	630	-
Amortization of loans	-	-36
Payment to pension fund	-2,566	-200
Dividend paid to the Parent Company's shareholders	-437	-409
Dividend paid to minority interest	-4	-4
Cash flow for the year	-95	396

NOT 6 fortsättning

Specification of operating cash flow 2006

SEK m.	Saab excl. acquisitions/ divestments and SAL	Acquisitions and divestments	Saab Aircraft Leasing	Total Group
Cash flow from operating activities before changes in working capital	2 753		279	3 032
Cash flow from changes in working capital				
Inventories	-753		-14	-767
Receivables	-1 806		106	-1 700
Advance payments from customers	-853			-853
Lease obligations			-832	-832
Other liabilities	2 433		-143	2 290
Provisions	-99		-102	-201
Change in working capital	-1 078	0	-985	-2 063
Cash flow from operating activities	**1 675**	**0**	**-706**	**969**
Investing activities				
Investments in intangible fixed assets	-530			-530
Investments in tangible fixed assets	-433			-433
Sale of tangible and intangible fixed assets	30		1	31
Sale of and investment in lease assets			823	823
Sale of and investment in shares, etc.	23	401		424
Investments in subsidiaries, net effect on liquidity		-3 403		-3 403
Sale of subsidiaries, net effect on liquidity		219		219
Cash flow from investing activities	**-910**	**-2 783**	**824**	**-2 869**
OPERATING CASH FLOW	**765**	**-2 783**	**118**	**-1 900**

NOTE 7

ACQUISITIONS AND DIVESTMENTS

During the first quarter a joint venture was formed together with TietoEnator, TietoSaab Systems Oy. Saab's share is 40 percent. The company was formed through a non-cash issue where Saab contributed the net assets of Elesco Oy. In addition, TietoEnator received SEK 48 m. in cash. The transaction resulted in reported goodwill of SEK 48 m.

On March 27 the subsidiary Saab Metech AB was divested. The preliminary purchase price was SEK 253 m., which generated a profit of SEK 180 m. In the annual report 2005 Metech was recognized among assets held for sale, SEK 65 m., and liabilities attributable to assets held for sale, SEK 37 m. The divestment had a positive effect on liquid assets of SEK 219 m. If the divestment had taken place on January 1, 2006 the Group's sales would have been SEK 57 m. lower for the period and net income for the period would have decreased by SEK 5 m., excluding capital gains.

On May 1 Saab acquired 100 percent of the shares in the South African electronics engineering company Aerospace Monitoring and Systems (Pty) Ltd (AMS). The purchase price was 25 million rand, which means that reported goodwill was 20 million rand. The acquisition was financed with liquid assets. Including liquid assets in the acquired company, the group's liquid assets declined by 20 million rand or approximately SEK 25 m.

No intangible assets have been identified for TietoSaab Systems and AMS. Goodwill is entirely due to synergies between the operations in Defence and Security Solutions and Systems and Products. The acquisition of these companies has not had any significant effect on assets, liabilities and equity as well as sales or operating income for the period (pro forma). The effect on Group's liquidity as of December 31, 2006:

Purchase price, cash	-79
Liquid assets (acquired)	6
Liquidity effect	-73
Interest-bearing liabilities	-
Effect on Group's net liquidity	-73

On September 1 Saab acquired all the shares (100 percent) in Ericsson Microwave Systems AB, Maersk Data Defence A/S and 40 percent of the shares in Saab Ericsson Space.

The acquisition of Saab Ericsson Space is reported as a step-by-step acquisition, since Saab's interest prior to the acquisition was 60 percent and it was already consolidated in the Group.

The acquisitions of Ericsson Microwave Systems AB and Maersk Data Defense A/S have the following effects on the Group' assets and liabilities:

Ericsson Microwave Systems AB (preliminary)

SEK m.	Reported value at acquisition	Fair value reported in Group
Intangible fixed assets	2,000	2,957
Tangible fixed assets	223	223
Financial fixed assets	87	87
Deferred tax assets	125	125
Inventories	171	171
Other receivables	1,730	1,730
Liquid assets	582	582
Provisions	-280	-280
Deferred tax liabilities	-615	-883
Advance payments from customers	-1,482	-1,482
Accounts payable and other liabilities	-927	-927
Net identified assets and liabilities	**1,614**	**2,303**
Goodwill		1,460
Purchase price		**3,763**
Liquid assets (acquired)		-582
Net cash flow out		**3,181**

The acquisition analysis remains preliminary, since the final purchase price has not been determined.

Description of identified intangible assets

Intangible assets primarily consist of expenditures for product development/technology and customer relations. The estimated amortization schedule is at 5 to 15 years.

NOTE 7 continued

Maersk Data Defence A/S (preliminary)

SEK m.	Reported value at acqisition	Fair value reported in Group
Intangible fixed asset	86	86
Tangible fixed assets	2	2
Deferred tax assets	16	16
Inventories	19	19
Other receivables	23	23
Liquid assets	25	25
Provisions	-8	-8
Deferred tax liabilities	-24	-24
Interest-bearing liabilities	-12	-12
Accounts payable and other liabilities	-61	-61
Net identified assets and liabilities	**66**	**66**
Goodwill		-
Preliminary purchase price [1]		**66**
Liquid assets (acquired)		-25
Net cash flow in		**41**

1) Purchase price paid SEK 58 m.

The acquisition analysis remains preliminary, since the final purchase price has not been determined.

Description of identified intangible assets

Product development/technology primarily consists of investments in a number of key technologies, the most prominent of which is the DACCIS command and control system. The amortization period is estimated at 15 years.

Recognized goodwill from the acquisition of 40 percent of Saab Ericsson Space

SEK m.	
Purchase price paid	100
Less acquired net assets September 1, 2006	-75
Goodwill	25

The impact on the Group's liquidity as of December 31, 2006 was as follows:

SEK m.	
Purchase price paid Ericsson Microwave Systems	3,763
Purchase price paid Saab Ericsson Space	100
Purchase price paid Maersk Data Defense	58
Cash and marketable securities Ericsson Microwave Systems	-582
Cash and marketable securities Saab Ericsson Space	-
Cash and marketable securities Maersk Data Defense	-25
Liquidity effect	3,314
Interest-bearing liabilities Ericsson Microwave Systems	-
Interest-bearing liabilities Saab Ericsson Space	-
Interest-bearing liabilities Maersk Data Defense	12
Impact on the Group's net liquidity	**3,326**

Effects if the acquisition had taken place on January 1, 2006

Revenue	
Revenue January 1 - August 31, 2006 Ericsson Microwave Systems	1,840
Revenue January 1 - August 31, 2006 Maersk Data Defence	92
Total	1,932
Net income for the period	
Income January 1 - August 31, 2006 Ericsson Microwave Systems	-29
Income January 1 - August 31, 2006 Maersk Data Defense	-18
Income January 1 - August 31, 2006 Saab Ericsson Space (40%)	2
Total	-45

NOTE 8

DEFINED-BENEFIT PLANS

Saab has defined-benefit pension plans where post-employment compensation is based on a percentage of the recipient's salary. The predominant plan is the ITP plan, which is secured through a pension fund. The Saab Pension Fund had assets of SEK 3,234 m. as of December 31, 2006. The fund's return during the period was SEK 147 m., including a market valuation of assets of SEK 73 m. The solvency margin since the fund's inception in March 2006 has increased slightly.

NOTE 9

COMMITMENTS AND CONTINGENT LIABILITIES

Sureties for joint ventures of SEK 487 m. were added during the period.

NOTE 10

TRANSACTIONS WITH RELATED PARTIES

See also the annual report for 2005, note 42.

NOTE 11

CONDENSED SUBDIVIDED BALANCE SHEET AS OF DECEMBER 31, 2006

SEK m.	Saab	Saab Aircraft Leasing	Eliminations	Saab Group
Assets				
Intangible assets	7,821	-	-	7,821
Tangible fixed assets	4,591	-	-	4,591
Lease assets	-	2,417	-	2,417
Long-term interest-bearing receivables	508	-	-	508
Shares etc.	1,866	-	-1,500	366
Deferred tax assets	303	59	-	362
Inventories	4,952	5	-	4,957
Short-term interest-bearing receivables	770	-	-	770
Other receivables	8,773	813	-	9,586
Cash and marketable securities	1,290	103	-	1,393
Total assets	30,874	3,397	-1,500	32,771
Shareholders' equity and liabilities				
Shareholders' equity	10,030	1,495	-1,500	10,025
Provisions for pensions	412	-	-	412
Deferred tax liabilities	789	-	-	789
Other provisions	2,407	663	-	3,070
Interest-bearing liabilities	1,654	-	-	1,654
Lease obligations	-	457	-	457
Advance payments from customers	3,642	-	-	3,642
Other liabilities	11,940	782	-	12,722
Total shareholders' equity and liabilities	30,874	3,397	-1,500	32,771

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
February 19, 2007

Reference
CU 07:013 E

Saab Aerotech signs a contract extension with Skyways Express

Skyways Express has chosen to extend the component service agreement with Saab Aerotech and partner SAS Component Group A/S covering the fleet of Fokker 50 aircraft. The contract is valued at approximately 100 MSEK over the term of the agreement.

Saab Aerotech together with partner SAS Component Group A/S has provided component services to Skyways Express Fokker 50 operation for several years. Skyways Express has now chosen to extend this successful relationship for a new contract period of three years. The support solution comprises a total component supply program, including parts exchange, MRO and component engineering services for the entire Fokker 50 fleet at the airline.

"We are very pleased to continue our relationship with Skyways Express for a new contract period", says Jonny Stoltz, Vice President of Saab Aerotech's MainPartner Division. "Our component supply program has very successfully served many Fokker 50 operators over the years and this deal further enhances our character as a dedicated service supplier to regional airlines."

Lars-Åke Bertilsson, Vice President Technical Operations at Skyways Express states, "We are very satisfied with the support we have received from Saab Aerotech and SAS Component through the years. We are quite confident that our decision to continue to utilize this component service program is the most cost-effective solution for us."

Skyways Express is a joint-stock company founded in 1940. The main shareholders are Salénia (72,3%) and airline SAS AB (25%). In 2006 Skyways Express carried more than 800 thousand passengers in its fleet of 14 Fokker 50s.

Saab Aerotech is a leading supplier of integrated support solutions. With capabilities and competence spanning the defense, civil security and commercial sectors, Saab Aerotech provides a broad range of services and products for cost effective life-cycle support of customer equipment, systems and platforms. Saab Aerotech is a business unit of the Saab Group.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No 556036-0793	Internet address www.saabgroup.com

For further information, please contact:
Bertil Johansson, Director Marketing and Sales, Saab Aerotech MainPartner Division
Telephone: +46 13 231 466 Cell: +46 705 133 611

John Belanger, V.P. PR and Comms, Saab Aerotech
Telephone +46 13 183 101 Cell: +46 734 183 101

www.saabgroup.com





Saab AB (publ)
Postal address
SE-581 88 Linköping
Sweden
Telephone
+46 (0)13 18 00 00
Telefax
+46 (0)13 18 72 00
Registered office
Linköping
Registered No
556036-0793
VAT No
SE556036079301
Internet address
www.saabgroup.com

PRESS INFORMATION

Handled by
Helena Stålnert

Date
February 26, 2007

Reference
CU 07:014 E

Saab's comment on Prosecutor's investigation

We have noticed that Mr. Christer van der Kwast, Swedish Director of Public Prosecution, has initiated an investigation against Saab.

Saab will cooperate with the Procecutor and answer his questions. Since there now is a formal investigation initiated, Saab will not comment the matter any further.

Saab AB (publ)

Postal address
SE-581 88 Linköping
Sweden

Telephone
+46 (0)13 18 00 00

Telefax
+46 (0)13 18 72 00

Registered office
Linköping

Registered No
556036-0793

VAT No
SE556036079301

Internet address
www.saabgroup.com

Handled by
Peter Larsson

Date
March 1, 2007

Reference
CU 07:015 E

Saab in Estonian Air Defence System

On February 28, the Estonian government signed the contract for the new Estonian Air Defence System VSHORADMS (Very Short Range Air Defence Missile System). The contract was awarded to MBDA and Saab after an international competition between leading European and US defence companies. The total contract value for Saab and MBDA is around €60 million. With this VSHORADMS Estonia will get a modern and well-proven solution for ground based air defence.

The VSHORADMS is based on MISTRAL missiles from MBDA, Giraffe AMB radars, Command and Control centers and Communication System including NATO links from Saab Microwave Systems. The Estonian solution will be one in a row of system integrations between MISTRAL and Giraffe.

Mikael Johannison, head of Sales for Baltic & Central Europe at Saab Microwave Systems, says: "Estonia's selection of Saab for this contract is an important milestone for us in providing tailor-made GBAD (Ground Based Air Defence) systems and will consolidate our position as a world leading supplier of integrated system solutions for ground based air defence."

The 3D Multirole search and surveillance radar Giraffe AMB, which is a vital part of the system, belongs to the latest generation of Saab's ground based surveillance radars. Giraffe AMB has been the choice for a number of customers before Estonia. The delivered VSHORADMS system will be fully NATO compatible by using NATO data links such as Link 11B and LLAPI integrated by Saab Microwave Systems.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Evakarin Nilsson, Communication Director, Saab Microwave Systems
Telephone: +46 (0)31 794 8712, +46 (0)734 37 87 12

www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
March 02, 2007

Reference
CU 07:016 E

Saab and Caran refine their consultancy operations

Saab and Caran have agreed to refine and divide the consultancy operations that they previously co-owned. This means that Saab, through the business unit Combitech, acquires and becomes the owner of Caran Saab Engineering, CSE, at the same time that Caran takes over ownership of A2 Acoustics. At the same time, Combitech will transfer its operations in Gothenburg and Trollhättan, which are aimed at vehicle industry, to Caran. This involves approximately 230 personnel in total.

Caran Saab Engineering, with approximately 150 employees mainly in Linköping and Hamburg, which was hitherto co-owned by Saab and Caran, will now be wholly owned by Saab and will be placed into the Combitech business unit. The company, A2 Acoustics, with 10 employees, which is also owned by Caran and Saab jointly, will be transferred to Caran's ownership completely. At the same time, Combitech will transfer its vehicle-aimed operations with 70 employees in Gothenburg and Trollhättan to Caran. The transfer does not include Civil Security related business.

"It is important to continue the positive development of the consultancy operations in Combitech, by reinforcing and supplementing with more qualified employees. Combitech is strengthening its role as a very competent consultant partner, not least, within the aerospace industry. At the same time, we can see that our vehicle aimed consultancy operations can be developed further with an owner who focuses on the market", says Marie Bredberg, Business Manager for Combitech.

The agreement between Saab and Caran must be finally approved by the Competition Authority.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Marie Bredberg, Business Manager, Combitech, tel. +46 (0)13 32 84 59
Peter Larsson, Saab Press Secretary, tel +46 (0)734 18 00 18

www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
March 5, 2007

Reference
CU 07:017 E

Saab's Annual Report 2006 on saabgroup.com

Saab today published its Annual Report and Annual Review for 2006 on www.saabgroup.com.

Saab's annual report 2006 consists of two parts; an annual review which presents Saab and a complete annual report. Both are available as pdf-files on Saab's website, or for order in print.

The annual report published in pdf format on Saab´s website is more user-friendly than the printed version. Users can, for example, search for texts throughout the document, use the links from the income statement and balance sheet directly to the notes, and directly index each note.

In addition, the income statement, balance sheet and statement of cash flows are provided as separate Excel documents on Saab´s website to facilitate analyses of the figures.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Göran Wedholm, Manager Investor Relations, Telephone: +46 13 187121, +46 734 187121

www.saabgroup.com

Handled by
Peter Larsson

Date
March 9, 2007

Reference
CU 07:020 E

Saab Space to supply Antennas for new generation direct-to-mobile satellites

Saab Space in Gothenburg, Sweden, has received an order for hundreds of antenna elements to Boeing Space and Intelligence System's new, hi-profile Mobile Satellite Venture (MSV) system satellites.

"Our heritage as a successful supplier to Boeing´s Thuraya and ICO satellite systems was of course an important element behind our successful bid", says the project manager, Dr Leif Kanderhag. "In those programs we elaborated a good balance between high performance and low cost", he adds.

MSV is the first generation system of mobile satellites that uses a combination of satellite capacity and terrestrial cell-phone capacity. The user will all the time be connected through the most efficient channel available depending on local coverage, using the same handset.

MSV is based on a patented technology called Ancilliary Terrestrial Component (ATC) that combines advantages of satellite and terrestrial technologies to a seamless mobile communication system. The voice and data services of the system will be available initially throughout North America including Alaska, Hawaii, Mexico and the Carribean basin by using the two first satellites MSV-1 and-2. For the future, development of full South American coverage is an optional possibility by adding a third satellite to the system.

Launches are planned for 2009 and 2010. The satellites will be among the largest and most powerful built with 11 kW of solar panel power and with a 22 meter unfurable L-band reflector antenna.

The order now received is for 204 antenna radiating elements for the phased array feed of the very large reflectors for the first two satellites. These antennas elements build on design heritage from Thuraya and ICO mobile satellites. In contrast to the earlier projects, these elements have dual polarization. The elements need to cope with a combination of stringent performance requirements and requirements for low mass and low production cost due to the large numbers needed. These elements are to be integrated into the antenna system by our customer, Boeing, at its satellite manufacturing facility in El Segundo, California. The order also includes three antennas of two different types per satellite for Telemetry and Telecommand communication at Ku-band frequencies.

Saab AB (publ)

Postal address
SE-581 88 Linköping
Sweden

Telephone
+46 (0)13 18 00 00

Telefax
+46 (0)13 18 72 00

Registered office
Linköping

Registered No
556036-0793

VAT No
SE556036079301

Internet address
www.saabgroup.com

Saab Space has 35 years of experience from building wide-coverage antennas and antenna elements. To date more than 350 wide coverage antennas and several thousand array antenna elements have been delivered to demanding customers worldwide.

Saab Space is an international, independent supplier of space equipment. The company's main products are computers, microwave electronics and antennas for spacecraft and adapters and separation systems for launchers. The company has its headquarters in Gothenburg, Sweden, a division located in Linköping, Sweden, and subsidiaries in Austria (Austrian Aerospace) and the USA (Saab Space USA LLC). Saab Space has approximately 510 employees. The company is since September 2006 a 100% subsidiary of the Saab Group.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information please contact:
Lars Nordfeldt, Director of Communications & Public Affairs
Tel: +46 (0)31-735 4312, Cellular: +46 (0)736-68 03 12, Fax: +46 (0)31-735 45 00

http://www.saabgroup.com/en/AboutSaab/Organisation/SaabSpace/bu_portalpage.htm



L-band antenna elements like these were delivered already for Thuraya and ICO projects.



Waveguide antennas used for

Saab AB (publ)
Postal address: SE-581 88 Linköping Sweden
Telephone: +46 (0)13 18 00 00
Telefax: +46 (0)13 18 72 00
Registered office: Linköping
Registered No: 556036-0793
VAT No: SE556036079301
Internet address: www.saabgroup.com

TT&C communication.



Biconical coverage antenna
for TT&C.

Saab AB (publ)

Postal address
SE-581 88 Linköping
Sweden

Telephone
+46 (0)13 18 00 00

Telefax
+46 (0)13 18 72 00

Registered office
Linköping

Registered No
556036-0793

VAT No
SE556036079301

Internet address
www.saabgroup.com

IN 5000356-423 Issue 1 08.11 Word

Handled by
Peter Larsson

Date
March 9, 2007

Reference
CU 07:019 E

Saab receives new order for system support for the Swedish Armed Forces

Saab has received a new significant order from the Swedish Armed Forces. Saab and the Swedish Defense Materiel Administration, FMV, recently signed an agreement regarding technical system support for operation and maintenance of military materiel systems. The agreement is worth up to 230 million SEK.

The order from FMV will be closer to 100 million SEK during 2007 with the option of extending through 2008 worth an additional 100 million SEK, should FMV choose to extend the contract. In addition, an option of 30 million SEK for ground materiel during 2007 is also included.

"This is a strategically important order for us. Partly because it is one of the larger orders we have received from the Swedish Armed Forces and partly because it is long-term. In addition, it falls within our core area and gives us the opportunity of not only continuing to develop our expertise but also paves the way for future support business", says Bo Petersson, Vice President of Saab Aerotech's Ground Support Services Division.

Saab Aerotech develops and provides technical system support in Linköping, Arboga, Växjö and Östersund. The new order covers, for example, ground equipment for military aviation systems as well as technical support for military communications systems and special vehicles.

"We are currently increasing the number of employees within these areas. The new order increases our operations within the wheeled vehicles and nuclear, biological and chemical (NBC) protection sectors, which is important for our Östersund operations. We have employed more than ten new co-workers there since the beginning of the year" says Bo Petersson.

Saab Aerotech is also responsible for overall coordination the order within the Saab group; coordinating the services supplied by Saab Communication, Saab Systems and Combitech. The agreement further strengthens Saab Aerotech's role as the primary support provider within the Saab group.

Saab has supplied technical system support to FMV, within a range of materiel areas, for a long time. The order from FMV can be viewed in the light of the Swedish military's recent position, where long term collaboration between government and industry, so called public private partnership (PPP), is becoming more important. Coordinating the orders and signing longer term agreements reduces the administrative work at both Saab and FMV, which means reduced costs and increased efficiency.

Saab Aerotech is Sweden's leading supplier of integrated support solutions. The range covers a wide selection of services and products for cost effective support for systems and platforms during the entire lifecycle. The company offers its capabilities and expertise globally to customers within defence, public security and civil aviation. Saab Aerotech is a business unit within the Saab group.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Bo Petersson, Vice President, Saab Aerotech Ground Support Services Division
Telephone: +46 13 23 13 68 Cell: +46 730 66 64 10

John Belanger, Vice President, Public Relations and Communications, Saab Aerotech
Telephone +46 13 18 31 01 or +46 734 18 31 01

www.saabgroup.com

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No	Internet address
			556036-0793	www.saabgroup.com

Handled by
Peter Larsson

Date
March 12, 2007

Reference
CU 07:021 E

Lars Granlöf new CFO for Saab

Saab strengthens its management with the new post of CFO (Chief Financial Officer). Lars Granlöf will be responsible for the structural and economic control of Saab.

"We must move onto the offensive and continue to meet our profit targets. I am sure that Lars Granlöf will be an excellent addition to the Group management team", says Åke Svensson, Saab CEO.

The new post of CFO is part of the continuance effort for a more effective Saab that has been going on for several years, not least with several new major deals and important acquisitions. At present Lars Granlöf is Chief Financial Officer (CFO) at Gambro, and will take up his position at Saab on the 1st of June 2007.

"Saab is a very exciting, high technology company with interesting products, which will be enjoyable to work with", says Lars Granlöf.

Lars Granlöf has worked at Gambro since the mid 1990s, and has been the CFO of the company since 1999. Under his leadership Gambro has received several awards for its financial work, including being selected as CFO of the year by the business magazine Affärsvärlden.

Besides the assignment of Lars Granlöf, the structure of the Group Management will remain unchanged.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Helena Stålnert, Group Senior Vice President, Communications, Saab
Telephone: +46 (0)8 463 01 81, +46 (0)734 18 71 81

www.saabgroup.com

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping Registered No 556036-0793	SE556036079301 Internet address www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
March 14, 2007

Reference
CU 07:023 E

Proposed Members of the Board to Saabs' annual general meeting

Erik Belfrage, Lennart Johansson, Peter Nygårds, George Rose, Per-Arne Sandström, Åke Svensson, Lena Treschow Torell and Marcus Wallenberg are proposed for re-election. Re-election is proposed for Marcus Wallenberg as chairman. Stephen Henwood has declined re-election.

Michael O'Callaghan is proposed for election. Michael O'Callaghan, born 1952, has been active since 1997 in BAE Systems in different executive positions. Since 2005 he holds the position as Operations Group Managing Director for Regional Aircraft Business.

The proposed number of Board members is nine, with no deputy members.

Registered accounting firm Ernst & Young is proposed for re-election as auditor for a term of four years.

The Nomination Committee members are Lars Wedenborn, Chairman (Investor), Peter Wallenberg Jr (Knut and Alice Wallenberg Foundation), Christer Elmehagen (AMF Pension), Mats Lagerqvist (Swedbank Robur) and Marcus Wallenberg (Chairman of the Board of Saab).

Notice to attend the Annual General Meeting and an agenda is published in the Swedish newspapers Svenska Dagbladet, Dagens Nyheter, Post och Inrikes Tidningar and Dagens Industri on March 13, 2007 and online at www.saabgroup.com.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Anne Gynnerstedt, Saab Group Senior Vice President, Corporate Legal Affairs,
Telephone: +46 8 463 01 41, +46 734 18 71 41

www.saabgroup.com

Saab AB (publ)

Postal address
SE-581 88 Linköping
Sweden

Telephone
+46 (0)13 18 00 00

Telefax
+46 (0)13 18 72 00

Registered office
Linköping

Registered No
556036-0793

VAT No
SE556036079301

Internet address
www.saabgroup.com

PRESS INFORMATION

Handled by
Peter Larsson

Date
March 14, 2007

Reference
CU 07:022 E

Saab supplies support solution for the field hospital for Nordic Battle Group

Saab Aerotech is supplying a field hospital solution for the Swedish Armed Forces' led Nordic Battle Group. The agreement with the Swedish Defense Materiel Administration, FMV, covers supply and integration of equipment for a forward surgical team and dentistry unit as well as a complete support commitment.

"Saab Aerotech is contributing a central part of the infrastructure for Nordic Battle Group. We are tasked with supplying a complete Forward Surgical team and dental unit including equipment, integration and follow on support. The agreement is yet another example of our competence as a supplier of integrated infrastructure support solutions for both defence and civil security", says Bo Petersson Divisional Manager of Ground Support Services at Saab Aerotech.

The initial order from FMV is worth approximately 105 million SEK and also contains options for further systems and services. The equipment that will be used by the Swedish Armed Forces' reaction force NBG08 (Nordic Battle Group) consists of several different modules – for example, an operating unit, an intensive care unit and a casualty unit.

The modules are equipped with the same type of medical technical equipment that can be found in civilian healthcare facilities and can be adapted for different assignments. The design is such that everything can be customised depending on assignment and climate. In addition, the order also includes a complete support commitment covering storage and maintenance.

The Swedish Armed Forces' medical units will use the equipment in the field, for example during foreign postings.

"We are very pleased to be able to contribute our expertise to this, to build systems that will help save lives", says Bo Petersson.

The system will be delivered in mid December 2007. The project involves co-workers at Saab Aerotech's units in Östersund, Linköping, Arboga and Växjö.

"Many co-workers within Saab contributed to the project work that started last summer, and now Saab is taking over the baton from FMV to develop and deliver this key function to NBG08," says Bo Petersson.

Saab Aerotech is Sweden's leading supplier of integrated support solutions. The range covers a wide selection of services and products for cost effective support for systems and platforms during the entire lifecycle. The company offers its capabilities and expertise globally to customers within defence, public security and civil aviation. Saab Aerotech is a business unit within the Saab group.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Bo Petersson, Vice President, Saab Aerotech, Ground Support Services Division
Telephone +46 13-23 13 68 or +46 730-66 64 10

John Belanger, Vice President, Public Relations and Communications at Saab Aerotech
Telephone +46 13-18 31 01 or +46 734-18 31 01

www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
March 15, 2007

Reference
CU 07:024 E

Saab's New Protection System for Civilian Aircraft Successfully Demonstrated

Saab Avitronics, Chemring Countermeasures and Naturelink Aviation have joined forces on a roadmap to provide civilian aircraft with self-protection systems to enhance the safety of passengers, cargo and flying personnel. On March 14 the system was successfully demonstrated at Overberg Testing Range in South Africa.

"This demonstration is an important milestone in our Civil Aircraft Missile Protection System (CAMPS) program. The system is designed to be an integral part of the aircraft to effectively counter the Man Portable Air Defence System (MANPADS) threat against civilian airline, transport and VIP aircraft," says Björn Erman, President of Saab Avitronics.

The demonstration took place at Overberg Testing Range (OTB) in Bredasdorp near Cape Town in South Africa. Naturelink Aviation provided the aircraft (Embraer 120), Saab Avitronics the self protection system and Chemring Countermeasures the decoys. The installed system comprised CAMPS and, as a reference, also Saab Avitronics military dispensing equipment. Based on successful trials the system can potentially be operational on Naturelink platforms by the middle of 2008.

CAMPS is a new self-protection system developed by Saab Avitronics. The focus of CAMPS is to meet the requirements for civilian, VIP as well as Special Mission aircraft. This includes system safety, costs and operational aspects of this type of system which are more pronounced than for the military environment.

CAMPS consists of the MAW 300 Ultra Violet based Missile Approach Warner, a central electronic unit and the BOA dispensers. BOA is an electromechanical dispenser designed to dispense a new, non pyrotechnical type of IR decoy developed by Chemring Countermeasures which overcomes all the safety issues associated with pyrotechnical decoys.

Saab Avitronics offers technology, products and services within Electronic Warfare as well as airborne mission and utility sub-systems to defence forces and industries worldwide.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

Saab AB (publ)
Postal address
SE-581 88 Linköping
Sweden
Telephone
+46 (0)13 18 00 00
Telefax
+46 (0)13 18 72 00
Registered office
Linköping
Registered No
556036-0793
VAT No
SE556036079301
Internet address
www.saabgroup.com

For further information, please contact:
Göran Karlström Senior Executive Marketing & Sales, Saab Avitronics, phone +46 858 085119
Florence Musengi, Communications & PR Executive, Saab Avitronics, phone +27 82 926 5027

www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
April 2, 2007

Reference
CU 07:026 E

Saab wins a major international Battalion Combat Training Centre contract

The Royal Netherlands Army has awarded Saab Training Systems, Huskvarna Sweden, the contract for the first Mobile Battalion Combat Training Centre, with deliveries beginning in 2007. The value of the contract to Saab is 350 MSEK.

The Mobile Battalion system is a self sustained fully mobile Combat Training Centre (CTC). The CTC is a complete training centre comprising communication infrastructure, exercise control centre, simulators, maintenance and support, for training up to battalion level within the Brigade frame.

"It's an honour and a challenge for us as a company to develop 21st century training equipment with such a capable army as the Royal Netherlands Army. This order demonstrates the capacity of our modular system for training up to battalion level", says Johan Ohlson, president Saab Training Systems.

It provides a fully integrated and optimised solution, enabling all direct fire and area weapons to be simulated, controlled and monitored within the battlefield environment. The system is modular and can be used on any scale from individual gunnery training to battalion scale force-on-force tactical exercises. The Mobile Battalion system also includes the new simulation baseline for laser simulator interoperability between European armies.

The decision to award the contract to Saab follows the excellent performance of the Mobile Combat Training Centre (MCTC) which has been operational since 1 April 2003. The MCTC concept forms part of the education and training policy pursued by the Commander-in-chief, Royal Netherlands Army. The MCTC facilitates an effective and efficient progression in training level.

Saab Training Systems develops, manufactures and markets advanced military training equipment, such as laser simulator systems, instrumented training systems, target equipment, and provides service and maintenance for delivered systems.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Johan Ohlson, President, Saab Training Systems Tel +46 36 38 86 01,
e-mail: johan.ohlson@sts.saab.se

Peter Laurits, Business Area Manager, vice President Saab Training Systems
Tel: +46 736 967910, e-mail: peter.laurits@sts.saab.se

www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
April 2, 2007

Reference
CU 07:025 E

Saab carries out new Meteor tests in the Hebrides

Saab has been awarded two new contracts, worth approximately 300 million SEK, for carrying out new missile tests with Meteor.

"Meteor is the leading missile programme in Europe and Gripen has once again been selected for carrying out new tests in the project", says Thomas Hellström, project manager for Meteor at Saab Aerosystems.

Gripen is the first and so far only fighter aircraft that has launched Meteor. The two new contracts mean that Saab will continue testing and carrying out important activities involving Meteor up until 2010. The contract includes firing and radar tests, taking place in the Hebrides in Scotland, at Aberporth in Wales and at FMV's test base in Vidsel, Sweden.

Meteor is a European collaborative programme between the UK, France, Italy, Spain, Sweden and Germany. The missile is planned to be the primary air-to-air missile for all the modern European fighter aircraft; Gripen, Eurofighter and Rafale.

Saab became involved in the Meteor programme as early as 2003 when Saab Bofors Dynamics was awarded a contract to develop and produce the missile. The same year, Saab Aerosystems received an order for the integration of Meteor onboard Gripen. Saab thereby plays a key and prominent role within the programme.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information please contact:
Heidi Wendt, Communications Manager, Saab Aerosystems
Tel: +46 (0)13-18 00 17. Mobile: +46 (0)734-18 00 17

www.saabgroup.com
www.gripen.com

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No	Internet address
			556036-0793	www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
April 2, 2007

Reference
CU 07:028 E

Helena Stålnert leaves Saab for SSAB

Saab's Group Senior Vice President for Communications, Helena Stålnert, leaves Saab. She has been employed since June 2005.

"Helena has been very appreciated by all here at Saab and has developed both our external as well as our internal communication in an extraordinary way. We wish her all the best in her new position", says Åke Svensson, President and CEO for Saab.

Helena Stålnert will leave Saab for an equivalent position at SSAB, Swedish Steel.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Helena Stålnert, Group Senior Vice President for Communications
Tel: +46 (0)8-463 01 81. Mobile: +46 (0)734-18 71 81

www.saabgroup.com

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No	Internet address
			556036-0793	www.saabgroup.com

Handled by
Peter Larsson

Date
April 5, 2007

Reference
CU 07:029 E

Saab welcomes Estonian Airlines as new Saab 340 customer

Estonian Airlines, the national carrier of the Republic of Estonia and part of the SAS Group, has signed a contract with Saab Aircraft Leasing for the lease of two Saab 340s. The aircraft will join its fleet in May and September to commence scheduled flights from the airline's Tallinn Airport base.

The Saab 340s will replace Estonian Airlines larger 50-seat Fokker 50s and become the mainstay complement to the airline's six-strong Boeing 737-500 fleet.

"Estonia has a number of new regional routes to develop, and currently we are studying up to 23 destinations. St Petersburg will be the first market to be developed, historically a significant market for the country" said Estonian Airlines Managing Director Börge Thornbech.

Welcoming Estonian as a customer, Saab Aircraft Leasing's Senior Vice President Dag Waldenstrom commented: "We very much look forward to delivering these aircraft into Estonia and working closely with Börge and his team. We are especially pleased Estonian will be flying the Saab 340 to Stockholm Arlanda Airport with a new link from Saaremaa in the Baltic Islands.

Last year Estonian Airlines carried some 689,800 passengers to a total of 17 destinations and held a 45% market share at its Tallinn Airport base.

Saab Aircraft Leasing manages a portfolio of about 200 Saab 340 and Saab 2000 aircraft leased to 25 airlines around the world. With 35 employees, its head-office is in Washington, DC and regional offices in Stockholm Sweden and Tokyo Japan.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Michael Magnusson, President and CEO, Saab Aircraft Leasing
Telephone: +1 703 406 7220

www.saabgroup.com

www.estonian-air.ee

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No	Internet address
			556036-0793	www.saabgroup.com

Handled by
Peter Larsson

Date
April 12, 2007

Reference
CU 07:032 E

Summary of CEO Åke Svensson's address to Saab's Annual General Meeting, April 12, 2007

Saab's President and CEO, Åke Svensson, provided a brief historical summary of Saab's first 70 years in his address to the Annual General Meeting on April 12.

"Saab has developed in close cooperation with the Swedish defence through Sweden's decision to remain neutral," he said.

Åke Svensson also mentioned that the defence industry has been decisive to Sweden's growth and development: "Analyses show that the investments have repaid society by a wide margin. When engineers from Sweden's most research-intensive company have continued on in their careers, they have shared their expertise and thereby helped to develop other areas of Swedish business. In this way, Saab has served – and still serves – as an incubator and technology generator for Sweden. This is a role we would gladly continue to play."

He expressed his concern over the fact that fewer young people in Sweden are choosing to study natural sciences and engineering: "Swedish companies have a great need for engineering professionals. Yet we face a future where we risk an acute shortage. Saab has made efforts for years to counteract this, and we feel it is important to continue to do so."

World-leading technology, the ability to adapt to continuous change and financial strength have distinguished the company through the years, Åke Svensson stated, noting that they are also Saab's most important success factors in the future.

2006 was a fantastic year for Saab. Sales increased to SEK 21 billion and operating income rose to slightly over SEK 1.7 billion, generating a margin before structural costs of over 10 percent.

"This means that we are meeting our long-term profit targets, and our underlying earning capacity is good," Åke Svensson said.

2006 was also a successful year from an acquisitions standpoint. "We acquired Ericsson Microwave Systems, which I would consider another historical milestone for Saab. The acquisition added 1,200 new colleagues, SEK 2.5 billion in sales and world-leading technological content and offerings in sensors, an excellent complement to our portfolio."

The acquisition from Ericsson included the remaining 40-percent interest in Saab's space operations. Two other important structural moves in 2006 were the acquisition of Denmark's Maersk Data Defence and the establishment of a new aerostructures business in South Africa.

"Taken together, these moves give us a stronger position in our key home markets, the Nordic region and South Africa," he continued. "2006 was also a fantastic year from the perspective of new orders."

He noted that an increasingly important aspect of Saab's business is support solutions, which are conducted in close with our customers' operations. Saab remains in place in Afghanistan, for example, to support Sweden's peacekeeping forces.

"This is no one-time occurrence. Saab is prepared to support and stand alongside the Swedish defence in its international missions in the future."

2006 was also a good year for Saab's best-known product, the Gripen fighter. Perhaps the biggest event regarding Gripen was the Swedish Air Force's participation in Red Flag, an international exercise in Alaska.

"Competitors and observers were deeply impressed by Gripen's performance. Our opinion – that Gripen is world's most modern fighter in operational service – was reaffirmed," Åke Svensson said.

He devoted a portion of his address to the bribery accusations against Saab and the ongoing investigation of the lease of Gripen aircraft to the Czech Republic: "It is our firm conviction that our business uses only legal methods. Bribes have never been allowed at Saab. We are fully cooperating with the public prosecutor and providing all the information needed in the investigation. This makes it unsuitable for us to further comment before the prosecutor's work is done."

Defence orders are complicated, and Åke Svensson explained in detail what is required, for example, to seal a deal involving Gripen and why advisers are essential to such orders:

"The first piece of the puzzle, and what gets us considered in the first place, is having a product whose price and performance meet the customer's requirements.

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No 556036-0793	Internet address www.saabgroup.com

"Our second puzzle piece is financing. Saab can offer competitive export credits through the Export Credits Guarantee Board in Sweden, for example, which also helps us to manage various types of business risks. Naturally, this also requires that Saab is a well-managed and trustworthy company.

"In major defence orders, the customer always requires so-called industrial cooperations. This means that we, as the seller, also have to help to create long-term economic growth and development in the buyer's country. This can be done through the direct participation of the country's industry in the production and development of the Gripen system, or by having Saab help to establish companies and transfer technology.

"Our fourth puzzle piece is political considerations. An order for fighters, for example, entails so much more. It is also a question of a long-term relationship between nations. Aircraft orders are an international affair based on extensive security and cooperation agreements – and therefore require close cooperation between governments and industry.

"The larger and more complex the systems we sell, the greater the importance of industrial cooperations and politics. The needs and terms set by each buyer-country differ, which is why we, and our competitors, need advisors and representatives to understand the situation at hand and act appropriately."

Saab's and BAE Systems' rules on hiring and paying advisors are crystal clear and are published on Saab's website.

"We do careful research and obtain references. And we are always spell out our ethical requirements," Åke Svensson explained. "For me, not only as the president of Saab but also from a personal standpoint, business ethics are a matter of principle. And I know that this opinion is shared by all my colleagues. It is very clear to me that we are, and will remain, a company that does business based on our values and good business ethics."

In his address, Åke Svensson also described the most important aspects of Saab's three strategic business segments, noting that the company will be concentrating in 2007 on a number of programs to make it even more efficient. "The aim is naturally to increase profitability, with the goal of leaving us more money to invest in research and development as well as marketing. Only in this way can Saab remain a world leader."

In conclusion, Åke Svensson offered two concrete examples of how Saab can contribute to a safer society. The breakthrough order to supply Securitas with a security platform for Stockholm's Arlanda and Bromma airports and deliveries of the Giraffe radar system to France demonstrate two things.

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No	Internet address
			556036-0793	www.saabgroup.com

"The first is that Saab, with its expertise, can develop new system solutions for civil security, though also that we can utilize our existing products and systems to make society safer against today's most prevalent threats. The second fact that these examples show is that such deals require world-leading technology, the ability to continuously change, and financial strength," he said. "Saab has all this and more. We stand strong – and proud – as we look to the future."

Saab AB (publ)
Postal address
SE-581 88 Linköping
Sweden
Telephone
+46 (0)13 18 00 00
Telefax
+46 (0)13 18 72 00
Registered office
Linköping
Registered No
556036-0793
VAT No
SE556036079301
Internet address
www.saabgroup.com

Handled by
Peter Larsson

Date
April 12, 2007

Reference
CU 07:031 E

President and CEO Åke Svensson's address to Saab's Annual General Meeting 2007

"Mr. Chairman, my fellow shareholders,

I am proud of Saab and proud to again stand before you to talk about our company. There is a lot to say about what we have accomplished historically, what we are doing today, and, not least, what Saab can do to ensure that all of us live more securely in the future.

Saab is special in so many ways. Our company is essentially a direct extension and consequence of the vibrant images you saw in the introductory film. Saab was born from the democratic decisions that Sweden should have a strong defence and remain neutral – and therefore also have an independent defence industry.

When we look back at our first 70 years as a company, two aspects are always present and distinguish Saab:

• World-leading technology, and
• Continuous change.

Saab has developed in close cooperation with the Swedish defence through Sweden's decision to remain neutral. This required unique solutions, which, when allowed to compete in the international market, have shown that Swedish engineering innovations often were the best in the world.

Swedish investment in the defence industry not only created successful companies like Saab. The value and benefits that have been created in society are also significant, though perhaps not as well-known or accepted.

The fact is, the defence industry has been decisive to the development of the Swedish computer, automotive, medical technology and mobile telephone industries, to name just a few.

Throughout its history, Saab has continuously pushed the envelope of what is technically possible. Analyses show that the investments have repaid society by a wide margin.

When engineers from Sweden's most research-intensive company have continued on in their careers, they have shared their expertise and thereby helped to develop other areas of Swedish business. In this way, Saab has served – and still serves – as an incubator and technology generator for Sweden. This is a role we would gladly continue to play.

I am concerned, however, that fewer young people in Sweden are choosing to study natural sciences and engineering. Swedish companies have a great need for engineering professionals. Yet we face a future where we risk an acute shortage. Saab has made efforts for years to counteract this, and we feel it is important to continue to do so.

The defence business is special. The customer is usually a national government, and complex systems are often developed in international alliances. Securing contracts and participating in key international development projects therefore require close cooperation between the world's major defence contractors and government authorities. This also applies to Saab. Our future success requires that the parliament and government support our business and that Sweden retains its role as a reference customer and stakeholder in our development.
We look forward to further investments by, and a good cooperation with, the Swedish state – in part because it benefits our country long-term and in part because is an important prerequisite for Saab.

I also mentioned continuous change as a key factor. Our company was founded in 1937 as an aircraft manufacturer, Svenska Aeroplan Aktiebolaget. After the Second World War, we became an aircraft and automotive company that was then transformed into a transportation company, Saab-Scania, through a merger with Scania-Vabis.

In the 1990's, Saab streamlined its operations to focus on defence. Through the acquisitions of Celsius in 2000 and Ericsson's defence operations last year, we have secured a broad technology and product base in defence and security solutions. Our company has obviously undergone major changes. And this is likely to continue.

World-leading technology and the ability to adapt to continuous change are also our most important success factors in the future. We have to continuously adapt to our operating environment, respond quickly and be flexible in order to see and capitalize on opportunities. And we have to continuously offer the world's best technological solutions to our customers.

This also requires financial strength. We must have sufficient profitability to invest in research and development to create new systems and products. And, when opportunities arise, we must be able to make acquisitions to expand our market share or complement our expertise and offering.

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No 556036-0793	Internet address www.saabgroup.com

From this and several other perspectives, 2006 was a fantastic year. Sales increased by 9 percent to SEK 21 billion. Operating income rose to slightly over SEK 1.7 billion and generated a margin before structural costs of over 10 percent. This means that we are meeting our long-term profit targets, and our underlying earning capacity is good.

As we expected, markets outside Sweden are playing an increasingly important role; 65 percent of our revenue last year came from outside Sweden. In terms of order bookings, the figure was even higher – 72 percent. In our order backlog, the international share is no less than 77 percent. The corresponding figure for 2001 was significantly lower, as you can see. Saab's transformation into an increasingly international company poses cultural and professional challenges. I am convinced we can handle them in the right way.

2006 was also the year when we completed the deal we had worked on so long when we acquired Ericsson Microwave Systems. I consider it another historical milestone for Saab. The acquisition added 1,200 new colleagues, SEK 2.5 billion in sales and world-leading technological content and offerings in sensors, an excellent complement to our portfolio. Our strategy is to grow internationally. With the company now known as Saab Microwave Systems, we are doing just that. Its products are sold in around 30 countries, and its future growth markets are outside Sweden. Microwave's products were already an important part of our major system solutions. The nose radar in Gripen and the radar in the Bamse missile system are two obvious examples. In addition, the Erieye radar is at the core of the new airborne surveillance system Pakistan has ordered. The acquisition gives us a firmer command of our key systems and better positions us for future deals. Microwave's systems are also a good revenue source on their own. One example is the breakthrough in the Spanish market for the weapon detecting radar Arthur, an order worth over a half-billion kronor. Intensive work is now under way to benefit from the synergies we expect from the acquisition.

The acquisition from Ericsson also included the remaining 40-percent interest in our space operations. Saab Space, which is now wholly owned, celebrated by becoming the supplier of onboard computers for Europe's satellite navigation project, Galileo.

Two other important structural moves in 2006 were the acquisition of Denmark's Maersk Data Defence, with over 200 employees, and the establishment of a new aerostructures business in South Africa together with Denel. Taken together, these moves give us a stronger position in our key home markets, the Nordic region and South Africa.

2006 was also a fantastic year from the perspective of new orders. Order bookings rose to a record level of SEK 27.5 billion, which gives us our highest order backlog ever, SEK 51 billion.

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No	Internet address
			556036-0793	www.saabgroup.com

A strong contributing factor was naturally the confirmation of Pakistan's order for our airborne surveillance system. The fact that Pakistan, with its magnificent but difficult-to-navigate landscape and strategic location requires a surveillance system is obvious.

There are many applications for this system, not only defence-related. It can be of help, for example, in connection with natural disasters, rescue missions and crime fighting. Several other countries have expressed interest. This convinces us that we have developed yet another unique system with strong international potential.

Another such system is the surface-to-surface missile 15. In 2006, Poland became the second NATO member after Germany to order the system. The order is valued at SEK 1 billion.

An increasingly important aspect of our business is support solutions, conducted in close with our customers' operations. Saab remains in place in Afghanistan, for example, to support Sweden's peacekeeping forces with a power supply and distribution system at the Swedish base. This is no one-time occurrence. Saab is prepared to support and stand alongside the Swedish defence in its international missions in the future.

2006 was also a good year for our best-known product, the Gripen fighter. The Swedish Air Force ordered scheduled upgrades for over SEK 1 billion. Hungary became the second NATO member, after the Czech Republic, to place the system in operational service. And our third export customer, South Africa, celebrated its first test aircraft. Here you can see Gripen flying over Cape Town. The aircraft is now undergoing a comprehensive testing program under the management of Saab personnel prior to the first series deliveries in 2008.

But perhaps the biggest event regarding Gripen in 2006 was the Swedish Air Force's participation in Red Flag, an international exercise in Alaska. Red Flag is a realistic, tactical exercise involving the air forces of several countries, and Sweden participated for the first time.

Just the logistics of flying seven Gripen aircraft, tons of equipment and personnel over half the globe, carrying out successful, high-pressure exercises over a ten-day period, and then flying everything home again were a huge challenge. And we certainly succeeded! During those ten days, Gripen flew some 100 demanding missions in cooperation with the world's most prominent air forces. Competitors and observers were deeply impressed by Gripen's performance. Our opinion – that Gripen is world's most modern fighter in operational service – was reaffirmed.

Saab AB (publ)

Postal address
SE-581 88 Linköping
Sweden

Telephone
+46 (0)13 18 00 00

Telefax
+46 (0)13 18 72 00

Registered office
Linköping

Registered No
556036-0793

VAT No
SE556036079301

Internet address
www.saabgroup.com

Never has international interest in Gripen been as great. It feels like we are now competing where we should be: to replace the previous generation's fighters. The competition is tough, and we are playing in the big leagues. But Saab and Gripen are well-qualified. We also began 2007 by flying three Gripen fighters to India, where a major order for 126 aircraft awaits.

The defence industry and sales of defence systems in the international market are often the subject of speculation. In our case, we have recently been accused of bribery. The Director of Public Prosecutions for the Swedish Anti-Corruption Unit has initiated an investigation of alleged improprieties in connection with the lease of Gripen aircraft to the Czech Republic.

It is our firm conviction that our business uses only legal methods. Bribes have never been allowed at Saab. We are fully cooperating with the public prosecutor and providing all the information needed in the investigation. This makes it unsuitable for us to further comment before the prosecutor's work is done.

Defence orders are complicated. Allow me to describe what is required, for example, to seal a deal involving Gripen.

As with any project, the first piece of the puzzle, and what gets us considered in the first place, is having a product whose price and performance meet the customer's requirements. Furthermore, the cost to own and operate the system, and its upgrade opportunities, are important factors.

Our second puzzle piece is financing. Good financing solutions are increasingly important to compete. Companies that can offer the buyer favorable loans with long pay-off periods and low interest rates have a better chance of winning an order. Saab can offer competitive export credits through the Export Credits Guarantee Board in Sweden, for example, which also helps us to manage various types of business risks. Naturally, this also requires that Saab is a well-managed and trustworthy company.

In major defence orders, the customer always requires so-called industrial cooperations. This means that we, as the seller, also have to help to create long-term economic growth and development in the buyer's country. This can be done through the direct participation of the country's industry in the production and development of the Gripen system, or by having Saab help to establish companies and transfer technology.

Saab's approach is that such projects should always be financially sound. And everyone involved must profit from them. In this way, Saab meets its commitments, at the same time that we build profitability and encourage development in the buyer's country – not only in the defence field but even more so in the civilian sector.

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No	Internet address
			556036-0793	www.saabgroup.com

The term off-set is misleading when describing Saab's approach, I feel. As far as possible, Saab avoids off-sets in a strict sense. We want to establish long-term industrial cooperations that in many cases begin before the order for Gripen is even finalized.

Our fourth puzzle piece is political considerations. An order for fighters, for example, entails so much more. It is also a question of a long-term relationship between nations. Aircraft orders are an international affair based on extensive security and cooperation agreements – and therefore require close cooperation between governments and industry.

In other words, winning the order requires more than just a good product at a good price. We have to put all the puzzle pieces together to be a winner. The larger and more complex the systems we sell, the greater the importance of the puzzle pieces to the right: industrial cooperations and politics. The needs and terms set by each buyer-country differ, which is why we, and our competitors, need advisors and representatives to understand the situation at hand and act appropriately.

Competition for the best advisors is fierce, and agreements with them are sensitive. We cannot reveal to our competitors which advisors we hire or what we pay. But Saab's rules for hiring and paying advisors are crystal clear. Our rules are also published on our website. We do careful research and obtain references. And we are always careful to spell out our ethical requirements.

Payment is usually based on ongoing assignments. But it can also be a percentage of the contract value, which is contingent on winning the order. These are the conditions we have to deal with. Again, I can assure you we are complying with the rules. Internal and external audits ensure that we do.

For me, not only as the president of Saab but also from a personal standpoint, business ethics are a matter of principle. And I know that this opinion is shared by all my colleagues. During the last year, we spent a lot of time on our business concept, our vision and, not least, our values: expertise, trust and ambition. I have had the privilege of traveling around to discuss these issues with all our employees. It is very clear to me that we are, and will remain, a company that does business based on our values and good business ethics.

Mr. Chairman, my fellow shareholders: Saab faces an exciting future where, as I have noted, the focus is on world-leading technology and continuous change. Our strategy remains firm, and is reflected in our three strategic business segments. Allow me to briefly recapitulate their most important aspects.

Defence and Security Solutions develops and links together advanced systems and offers sophisticated support and service solutions. The political dimension is crucial, and an important strategy for us is to develop close customer relations typical of a home market. We have such a role in Sweden, are on the way to achieving one in the other Nordic countries and in South Africa, and to some extent in Australia as well.

In the Systems and Products segment, we sell our world-leading products on the international market. Customers' decisions are largely based on price and performance, and the potential markets for us are therefore quite large. The key is to enhance our existing systems and develop new solutions. Research and development, international alliances and acquisitions are the means to success.

Then we have the Aeronautics business segment. The emphasis here is on Gripen and the ability to refine and export the system today and in the future. We are therefore investing substantially in research and development, we are participating in Airbus and Boeing projects, and we are developing new technology in projects involving unmanned aerial vehicles – UAV's.

In 2006, we worked hard to refine our business concept, our vision and our values. In 2007, we are concentrating on a number of programs that will make us even more efficient. The aim is naturally to increase profitability, with the goal of leaving us more money to invest in research and development as well as marketing. Only in this way can Saab remain a world leader.

In conclusion, I would like to describe how our company will play an important role in providing security for people in the future. We call it civil security. Because the technology developed to protect our borders can also protect what is important and vulnerable in society today and in the future – flows. Flows of people, money, energy or goods and services of various kinds. Saab can help society by creating robust crisis management systems and protecting critical infrastructure. This is opening an attractive new market for us.

Allow me to offer two examples. In 2006, we signed a breakthrough order to provide Securitas with a security platform for Stockholm's Arlanda and Bromma airports. The order has attracted a great deal of attention in Sweden and internationally. Can Saab do that, people asked. The answer is unequivocal: Yes, we can!

You can see one of the technologies that can be used in such situations on the screen right now. This technology originated in our missile operations to identify and follow targets. With a few modifications, it can be used to identify deviant behavior in a group of people and automatically follow the individuals in question. The system creates exactly what you need to avert a crisis: a warning with time to react.

Saab AB (publ)

Postal address
SE-581 88 Linköping
Sweden

Telephone
+46 (0)13 18 00 00

Telefax
+46 (0)13 18 72 00

Registered office
Linköping

Registered No
556036-0793

VAT No
SE556036079301

Internet address
www.saabgroup.com

I will give you another example of how one of Saab's products, developed for military purposes, is now finding civil applications and markets. In this case it is Giraffe, the world's first radar system that can simultaneously track aircraft, missiles and ballistic projectiles. Attacks from the air are among the most difficult to protect against. France is well aware of this and has – despite a strong domestic radar producer – ordered the system from us to protect large public events.

These examples demonstrate two things. The first is that Saab, with its expertise, can develop new system solutions for civil security, though also that we can utilize our existing products and systems to make society safer against today's most prevalent threats.
The second fact that these examples show is that such deals require:
• World-leading technology
• The ability to continuously change, and
• Financial strength.

Saab has all this and more. We stand strong – and proud – as we look to the future."

Saab AB (publ)
Postal address
SE-581 88 Linköping
Sweden
Telephone
+46 (0)13 18 00 00
Telefax
+46 (0)13 18 72 00
Registered office
Linköping
Registered No
556036-0793
VAT No
SE556036079301
Internet address
www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
April 12, 2007

Reference
CU 07:030 E

Saab's general meeting approves employee share matching plan

The Annual General Meeting of Saab AB on Thursday approved the Board's proposal of a share matching plan for all Group employees.

The purpose of the plan is to encourage good performance by employees and increase the Group's attractiveness as an employer. The plan comprises a maximum of 1,000,000 Series B shares. The Board's intends to propose long-term incentive programs in accordance with the adopted proposal in 2008 and 2009 as well.

The AGM adopted the proposed dividend to shareholders of SEK 4.25 per share. The record day of Tuesday, April 17, 2007 was approved as well. The dividend is expected to be paid out on Friday, April 20, 2007.

Saab's AGM also authorized the Board to decide on repurchases and transfers of the company's shares.

Directors Erik Belfrage, Lennart Johansson, Peter Nygårds, George Rose, Per-Arne Sandström, Åke Svensson, Lena Treschow Torell and Marcus Wallenberg were reelected, while Michael O'Callaghan from BAE Systems was elected as a new director, replacing Stephen Henwood, who declined reelection.

Marcus Wallenberg was reelected as Chairman of Saab AB.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and continuously develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact
Peter Larsson, Press Secretary, phone +46 8 463 00 18, +46 734 18 00 18
Anne Gynnerstedt, Group Senior Vice President, Legal Affairs and Secretary of the Board, phone +46 8 463 01 41

www.saabgroup.com

Minutes of the Annual General Meeting of Saab AB (publ), Thursday, 12 April 2007 in Stockholm

§ 1

The Annual General Meeting was opened by the Chairman of the Board, Marcus Wallenberg, who was appointed Chairman of the Meeting.

The Board had appointed Anne Gynnerstedt to take the minutes of the meeting.

§ 2

A list of the shareholders, representatives and assistants present at the meeting was drawn up (Appendix 1).

The list showed that 458 shareholders with voting rights for a total of 5,254,303 unrestricted shares and 72,055,804 restricted shares were represented at the meeting. The total number of votes was 124,598,834.

The list was approved as the voting list.

In addition, authorized public accountants Björn Fernström and Tommy Mårtensson were present.

§ 3

The proposed agenda has been entered in the notice to attend the meeting.

The agenda was approved (Appendix 2).

§ 4

In addition to the Chairman, Mats Lagerqvist, representative for Swedbank Robur Funds, and Anders Oscarsson, representative for SEB Funds, were appointed to verify the minutes.

§ 5

From copies of newspapers that were presented, it was confirmed that the notice to attend the meeting had been published in “Dagens Industri”, “Dagens Nyheter”, “Svenska Dagbladet” and “Post- och Inrikes Tidningar” (on the website of the Swedish Companies registration Office) on Tuesday, 13 March 2007.

The meeting was declared duly convened.

§ 6

The Annual Report, the Auditors’ report, the consolidated Annual Report and the consolidated Auditors’ report for 2006 were presented (Appendix 3).

The Meeting declared that the annual reports and the auditors’ reports had been presented.

Authorized public accountant Tommy Mårtensson delivered the auditors’ report for 2006 and described the auditors’ consultancy commissions in the company.

§ 7

President Åke Svensson delivered an account of the Saab Group for 2006.

In connection with the President’s address, replies were given to questions from the shareholders.

§ 8

a) The parent company’s income statement and balance sheet and the consolidated income statement and balance sheet were approved in accordance with the auditors’ recommendation in the auditors’ report.

b) In accordance with the auditors’ recommendation in the auditors' report, the meeting resolved that unappropriated earnings at disposal of MSEK 3,548, of which retained earnings of MSEK 2,528 and net income of MSEK 1,020, be allocated as follows:

To the shareholders, a dividend of SEK 4,25 per share	Total	MSEK 464
Funds to be carried forward		MSEK 3,084

It was noted, according to the Companies Act, that the Board has motivated the dividend in a separate statement in the annual report.

The record day for the dividend will be Tuesday, 17 April 2007.

c) In accordance with the auditors' recommendation in the auditors' report, the meeting granted discharge from liability for the members of the board and the President for 2006.

It was recorded that the members of the board and the President did not take part in this decision.

§ 9

As member of the nomination committee, Peter Wallenberg Jr, representative for Knut and Alice Wallenberg's Foundation, delivered an account of the work of the nomination committee.

It was resolved that until the next Annual General Meeting has been held, the number of ordinary board members shall be nine and that no deputy board members shall be appointed.

It was also resolved that the company shall be examined by two registered firms of public accountants, of which one will be appointed at the meeting.

§ 10

It was resolved that fees to the board should be paid in the sum of SEK 2,875,000, to be distributed with SEK 1,000,000 to the Chairman and SEK 375,000 to each member elected by the Annual General Meeting. The President and BAE Systems' representatives do not accept any fees.
25 percent of the board fees are paid out as soon as possible after the annual meeting, in order to enable the members to use the post-tax net funds to acquire shares in the Company early on during their term. The intention is that shares acquired for part of the board fees are to be retained for as long as each director person remains on the Board of Directors.

A total fee of SEK 450,0000 was resolved for committee work, to be distributed with SEK 120,000 to the Chairman of each of the audit and remuneration committees, and SEK 70,000 to each of the other committee members, elected by the Annual General Meeting.

It was resolved that the fee for the auditors should be paid on the basis of approved invoicing.

§ 11

Erik Belfrage, Lennart Johansson, Peter Nygårds, George Rose, Per-Arne Sandström, Åke Svensson, Lena Treschow Torell and Marcus Wallenberg were

re-elected to the board, and Michael O'Callaghan was elected as new member. No deputy member was appointed.

Marcus Wallenberg was elected Chairman of the Board.

It was recorded that details of the other undertakings of the board members had been given to the participants in the meeting (Appendix 4).

The Chairman expressed the company's gratitude to Stephen Henwood, who was leaving the board.

Anne Gynnerstedt reported that employee representatives on the company's board are, for the trade unions, Ragnar Ludvigsson with Conny Holm as deputy, and, for white collar employees, Johan Löfling and Catarina Carlqvist, with Ann Rhodén and Nils Lindskog as deputies.

§ 12

The registered accounting firm Ernst & Young were re-elected as auditor for a period of four years with the authorized public accountant Erik Åström as auditor in charge until further notice.

It was recorded that at the shareholders' meeting in 2005, the registered accounting firm Deloitte were elected as auditors also for a period of four years.

It was noted that information about Ernst & Young had been given to the participants of the meeting (Appendix 5).

The Chairman expressed the company's gratitude to auditor Björn Fernström.

§ 13

The proposal of the board for resolution on principles of remuneration and other terms of employment for members of the management team has been entered in the notice to attend the meeting and has been available at the company and on the company's web-site from 13 March 2007. Marcus Wallenberg delivered an account of the content of the board's proposal.

The Meeting decided in accordance with the proposal of the board (Appendix 6).

§ 14

The proposal of the board for decision on a long-term Share Matching Plan has been entered in the notice to attend the meeting and the complete proposal has been available at the company and on the company's web-site from 28 March 2007. The Chairman gave the background to the board's proposal.

The Meeting decided in accordance with the proposal of the board (Appendix 7).

§ 15

The proposal of the board for a resolution to empower the board to decide on acquisitions and transfer of the company's own shares has been entered in the notice to attend the meeting and the complete proposal has been available at the company and on the company's website from 28 March 2007. Anne Gynnerstedt gave an account of the content of the board's proposal consisting of

(a) acquisition and transfer of the company's own shares to provide the Board with increased scope for action in working with the company's capital structure or in connection with the financing of acquisitions

(b) acquisition and transfer of the company's own shares to give the company the possibility to transfer shares to the employees and secure the associated costs under the long-term Share Matching Plan

It was noted that the Board's statement in the annual report with reference to proposed dividend also is applicable to the Board's proposal for acquisition of the company's own shares.

The Chairman stated that Saab does not intend to utilize the authorization to transfer shares under item (a) against cash payment to the disadvantage of existing shareholders.

The Meeting decided in accordance with the proposal of the board under item (a) as well as under item (b), (Appendix 8).

It was recorded that the decisions were unanimous.

§ 16

Mats Lagerquist, member of the nomination committee and representing Swedbank Robur Funds gave an account of the nomination committee's proposal for the way in which the nomination committee is to be appointed and operate in preparation for next year's Annual General Meeting (Appendix 9).

The Meeting decided in accordance with the nomination committee's proposal.

Johan Björling, who represented 220 votes (0, 0 percent of the votes represented at the Meeting), made a reservation against the decision.

The Chairman expressed the shareholders' gratitude to Saab's management and to all employees for their excellent work during the past year.

The Chairman declared the meeting closed.

Minutes kept by:

Anne Gynnerstedt

Verified by:

Marcus Wallenberg

Mats Lagerqvist

Anders Oscarsson

INTERIM REPORT 2007 Q1
JANUARY–MARCH

- Sales SEK 4,917 m. (4,311)
- Net income for the period SEK 270 m. (428)
- Earnings per share SEK 2.39 (3.88)
- Operating income SEK 414 m. (549, excluding capital gains 379), income after financial items SEK 380 m. (533, excluding capital gains 363)
- Order bookings SEK 5,391 m. (4,149)
- Order backlog SEK 51.4 billion (41.9)

Statement by the CEO:

"Saab began 2007 solidly. Order bookings and sales increased compared with the same period last year. Income was in line with the previous year adjusted for last year's capital gains. In addition to the first quarter's important orders, we are pleased with the Swedish government's continued commitment to the Gripen system."

SAAB

Stable first quarter

Statement by the CEO:

Saab began 2007 solidly. Order bookings and sales increased compared with the same period last year. Income was in line with the previous year adjusted for last year's capital gains. In addition to the first quarter's important orders, we are pleased with the Swedish government's continued commitment to the Gripen system.

Order bookings increased to a total of SEK 5.4 billion (4.1). In Defence and Security Solutions, the increase was attributable in part to our South African operations. Systems and Products reported the highest increase during the quarter, as a result of last year's acquisitions, though also owing to solid order bookings for the business units Saab Training Systems and Saab Bofors Dynamics. The Aeronautics segment noted a slight increase in order bookings as well. Of total order bookings, 72 percent was attributable to markets outside Sweden.

In total, this means that the order backlog has further increased since the start of the year – to SEK 51.4 billion.

Sales rose in the first quarter by 14 percent to slightly over SEK 4.9 billion (4.3). Saab Microwave Systems, which was acquired on September 1, 2006 and is reported in the Systems and Products segment, accounted for approximately 9 percentage points of the total growth. Defence and Security Solutions also reported higher sales, while Aeronautics saw a slight decrease, which is expected to be recouped during the year.

Operating income amounted to SEK 414 m. (549), corresponding to an operating margin of 8.4 (12.7) percent. Income thereby met our expectations. Last year's high level was a consequence of capital gains in connection with the divestment of Saab Metech. Excluding capital gains, the operating margin for the same period last year was 8.8 percent.

Important orders and events



Åke Svensson
President and CEO.

Finland ordered the RBS 70 air defence missile system in a contract worth SEK 600 m. The first delivery is scheduled for late 2008, and the order secures production until 2010. Together with the European missile producer MBDA, Saab will also supply Estonia with a short-range air defence system. Saab's commitment includes the Giraffe multi-role search and surveillance radar as well as command and communication centers. The total contract value for Saab and MBDA is approximately 60 million euros.

Late in the quarter, the Royal Netherlands Army awarded Saab a contract for a Mobile Battalion Combat Training Centre for training up to the battalion level. The order is valued at SEK 350 m. An important order was also received from EADS to develop and produce a Terrain Masking Low Level Flight Computer for Germany's A400M military transport aircraft. The contract is worth slightly over SEK 100 m.

In Sweden, Nordic Battlegroup 2008 continues to generate important orders. The latest is for a resource management system for forward based units. Saab is also supplying important components of a field hospital solution for

the Nordic Battle Group. The agreement covers the supply and integration of equipment for a forward surgical team and dentistry unit.

Support solutions like this one are an important future market for Saab, as confirmed by the recently signed agreement with the Swedish Armed Forces for technical system support for operation and maintenance of military materiel systems, a contract worth up to SEK 230 m.

Two events during the quarter point to Saab's future opportunities in civil security. In mid-March, Saab unveiled a new system to protect military and commercial aircraft against missile attacks developed primarily for special missions in high-risk areas. We are also strengthening our partnership with Securitas, most recently in a collaboration on future guard monitoring and dispatch systems and through a security platform for the port of Stockholm.

Gripen

The Swedish government has reaffirmed its support for the long-term development of the Gripen system. In its supplementary budget for 2007, SEK 4.1 billion has been allocated to upgrade 31 Gripen aircraft to the C/D version over five years as well as for a demonstrator program for further development of new functions and capabilities. This reinforces the close, trusting cooperation between the government and Saab, while improving prospects for new exports of Gripen and securing important job opportunities in Sweden.

Amid allegations of bribery, the Director of Public Prosecutions for the Swedish Anti-Corruption Unit initiated an investigation during the first quarter in connection with the lease of Gripen aircraft to the Czech Republic.

It is our firm conviction that our business uses only legal methods. Bribes have never been allowed at Saab. Our rules in this respect are clear, and can be found on our website.

We are fully cooperating with the public prosecutor and providing all the information needed in the investigation. As a result, we cannot comment further before the prosecutor's work is done.

Forecast 2007

Saab's forecast for the full year was issued in the 2006 report in February. We expect growth in line with 2006 and an operating margin including structural costs slightly higher than 2006.

IMPORTANT EVENTS JANUARY–MARCH 2007

Saab received an order for the RBS 70 air defence missile system from the Finnish Army. The contract, valued at SEK 600 m., secures production of the RBS 70 until 2010.

Saab, together with MBDA, signed a contract with Estonia on a air defence missile system. Saab's commitment includes the Giraffe radar system as well as command and control and communication centers. The total contract value is approximately 60 million euros.

Saab received an order for development and production of a Terrain Masking Low Level Flight Computer for Germany's A400M military transport aircraft. The contract is worth slightly over SEK 100 m.

Saab signed an agreement with the Swedish Defence Materiel Administration, FMV, on technical system support for operation and maintenance of military materiel systems. The agreement is worth up to SEK 230 m.

Saab is supplying a field hospital solution for the Nordic Battle Group. The agreement covers the supply and integration of equipment as well as a complete support commitment. The initial order is worth approximately SEK 105 m.

Sweden ordered a resource management system for forward based units, which is to be used by Nordic Battle Group 2008. The system will be delivered during the latter part of 2007.

Securitas and Saab entered into an agreement to develop the next generation of systems for efficient management of guard services and improved guard safety.

Saab was awarded an extended agreement to supply component service for Skyways Express's Fokker 50 fleet. The contract is valued at approximately SEK 100 m. over a three-year period.

In early April, Saab, through the business unit Combitech, became the sole owner of Caran Saab Engineering, CSE, at the same time that Caran took over ownership of A2 Acoustics. At the same time, Combitech transferred its operations in the automotive industry to Caran. In all, around 230 personnel are affected.

OPERATIONS

Since January 1, 2005, the Group's business units are divided into three business segments – Defence and Security Solutions, Systems and Products, and Aeronautics – which are used for reporting and oversight purposes.

Corporate comprises Group staffs and departments and peripheral operations. It also includes the leasing fleet of Saab 340 and Saab 2000 aircraft. Operational responsibility for the leasing fleet lies with Aeronautics.

Defence and Security Solutions

The Defence and Security Solutions business segment brings together Saab's capabilities in the development and integration of high-technology systems for reconnaissance, surveillance, communication and command and control. In the international market, tactical command and combat systems for land, sea and airborne forces are among the areas where Saab has an especially strong position.

The segment also offers a wide range of lifecycle support solutions. Consulting services in systems development, systems integration, and information and system security for customers in the defence, automotive and telecommunication industries as well as government agencies with responsibility for infrastructures are part of the portfolio as well.

The market for civil security systems continues to develop, creating new opportunities. Saab can supply robust systems for crisis management and protection of infrastructure.

Systems and Products

Customers in the Systems and Products business segment mainly consist of defence authorities and other defence contractors around the world. Saab has a broad-based portfolio of products and systems that in many cases are world leaders.

In avionics (aeronautical electronics), Saab is a leading supplier to both military and civil aviation manufacturers.

In weapon systems, Saab's portfolio ranges from man-portable weapons such as the Carl-Gustaf anti-armor weapon and its successors AT4 and NLAW to the missile systems RBS 15, RBS 70 and Bamse.

Electronic warfare – warning, jamming and protection against detection and weapons – is another area where Saab has developed world-leading products for a large number of combat vehicles, aircraft, helicopters, submarines and surface vessels the world over.

The radar and sensor operations are vital components of Saab's major systems solutions such as the Bamse missile platform, the Gripen combat fighter and Saab's airborne surveillance system. But they also include products that in and of themselves command a leading position in the global market. The weapon detecting radar Arthur and the search radar Giraffe are two examples.

Signature management, which prevents detection by even the most advanced technical equipment, is another area where Saab has a world-leading position.

Saab also has a strong position in advanced training systems for land-based forces and now lists special police units among its customers.

Underwater technology for shallow water and harbors is another area where Saab has leading expertise. Significant potential exists is autonomous, unmanned underwater vehicles for both military and commercial applications.

Saab is also Europe's leading independent supplier of advanced equipment for the space industry.

Aeronautics

Saab's aeronautics operations are dominated by the Gripen program.

Gripen, the world's most modern fighter aircraft in operational service, is currently used in Sweden and NATO members the Czech Republic and Hungary. South Africa will begin flying Gripen in 2008. Export potential is high, and Saab is working aggressively in a number of markets to win new contracts. The Gripen program includes significant sales of modifications, training and maintenance.

Saab is also a leader in the development of unmanned aerial vehicles, UAVs. In-house products are combined with participation in international development programs. Saab has primary responsibility for key subsystems in the Neuron program, a European project to develop an unmanned combat air vehicle and next-generation fighter aircraft.

In its role as a subsystem supplier, Saab develops complex structural units and subsystems for commercial and military aircraft manufacturers.

SALES, INCOME AND ORDERS

Sales

Sales in the first quarter amounted to SEK 4,917 m. (4,311), an increase of SEK 606 m. or 14 percent. Organic growth amounted to 5 percent adjusted for the acquisition of Saab Microwave Systems on September 1, 2006.

Of sales, 82 percent (76) related to the defence market. Sales in foreign markets amounted to SEK 3,157 m. (2,775), exceeding revenue in the Swedish home market and accounting for 64 percent (64) of total sales. Total sales in the EU, excluding Sweden, were SEK 1,126 m. (1,133).

Sales for Defence and Security Solutions rose to SEK 2,053 m. (1,738), a gain of 18 percent mainly due to the increased scope of the new business unit Saab Surveillance Systems. Sales for other business units within Defence and Security Solutions rose or remained in line with the previous year. Foreign markets accounted for 56 percent (52) of sales.

Sales for Systems and Products rose to SEK 1,885 m. (1,482), an increase of 27 percent. The increase was positively affected by the acquisition of Saab Microwave Systems on September 1, 2006. Other business units raised their sales with the exceptions of Saab Barracuda, which decreased due to lower revenue in the U.S., and Saab Bofors Dynamics, which decreased due to slower activity compared with the previous year. Foreign markets accounted for 67 percent (66) of sales.

Aeronautics' sales decreased to SEK 1,383 m. (1,591). Saab Aerosystems and Saab Aerostructures both decreased slightly. Of total sales, 46 percent (46) relates to the Swedish market, including deliveries of Gripen in batch 3. The sales decrease is expected to be recouped during the year.

Income, margin and profitability

Operating income for the first quarter amounted to SEK 414 m. (549). The decrease in income is mainly due to Corporate, which reported a gain of SEK 170 m. on the sale of the subsidiary Saab Metech in the first quarter 2006. The gain was subsequently adjusted to SEK 180 m. in 2006. The operating margin was 8.4 percent (12.7). The year-earlier operating margin excluding capital gains was 8.8 percent.

The gross margin improved compared with the previous year to 27.5 percent (25.8). In recent years, Saab has focused on improved gross margins through cost reductions and efficiency improvements in processes and routines, among other things.

Other operating income, SEK 40 m. (185), during present and previous years includes capital gains, currency gains and results from secondary activities. As a whole, administrative and marketing expenses were SEK 120 m. higher than the previous year, mainly due to the acquisitions of Saab Microwave Systems and Saab Denmark (Maersk Data Defence). The period's internally funded investments in research and development amounted to SEK 286 m. (187); SEK 232 m. (119) has been charged to operating income for the year, which includes depreciation of SEK 82 m. (26). Of the year's expenditures, a total of SEK 136 m. (94) has been capitalized. Other operating expenses, SEK -9 m. (-21), consist of exchange rate differences. The share of income in associated companies, SEK 0 m. (5), primarily relates to after-tax income in Hawker Pacific and Caran Saab Engineering.

Net financial income and expenses amounted to SEK -34 m. (-16), of which the share in income of associated companies held as financial assets amounted to SEK -23 m. (-1). Project interest from utilized advanced payments reduced the financial net by SEK 38 m. (9) and is recognized as a part of cost of goods sold. Income after financial items amounted to SEK 380 m. (533).

Current and deferred taxes amounted to SEK -110 m. (-105), which means an effective tax rate of 29 percent (20). The low effective tax rate in the previous year is due to tax-exempt revenue and the utilization of previously uncapitalized tax loss carryforwards.

Net income for the period was SEK 270 m. (428), of which the minority interest amounts to SEK 9 m. (5). Earnings per share for the Parent Company's shareholders' interest amounted to SEK 2.39 (3.88).

The pre-tax return on capital employed during the last 12-month period was 14.3 percent (17.3) and the after-tax return on equity was 11.8 percent (15.2).

Operating income for Defence and Security Solutions improved to SEK 230 m. (192), with a margin of 11.2 percent (11.0). The income improvement is due to the new business unit Saab Surveillance Systems, among other things.

Operating income for Systems and Products improved to SEK 158 m. (143) with an operating margin of 8.4 percent (9.6). Income increased through the acquisition of

Saab Microwave Systems. The margin was adversely affected by higher amortization of development expenditures attributable to Saab Microwave Systems.

Operating income for Aeronautics marginally decreased to SEK 67 m. (72). The operating margin of 4.8 percent (4.5) remains under pressure from low margins on certain Gripen contracts as well as low capacity utilization in civilian programs.

Corporate reported operating income of SEK -41 m. (142). Income in the first quarter 2006 was positively affected by a gain of SEK 170 m. on the sale of the subsidiary Saab Metech, which was subsequently adjusted to SEK 180 m. in 2006. Corporate consists of shared Group expenses, income and expenses attributable to support operations, trading, results from certain operating companies and results in connection with liquidations. Consequently, results can vary between periods. Results from leasing operations for the Saab 340 and Saab 2000 fleet, which are reported in Corporate, had no impact on income during the year.

Orders

Order bookings for the first quarter amounted to SEK 5,391 m. (4,149). Major orders are listed in the section, "Important orders".

Seventy-two percent (64) of orders came from customers outside Sweden and 77 percent (59) was attributable to defence-related operations.

Order bookings for Defence and Security Solutions rose to SEK 2,114 m. (1,889). All business units raised their order bookings with the exception of Saab Systems, where order bookings were shifted to later in the year.

Order bookings for Systems and Products rose to SEK 2,338 m. (1,481). The increase is attributable in part to the acquisition of Saab Microwave Systems. Among other business units, order bookings rose for Saab Bofors Dynamics, Saab Space, Saab Training Systems and Saab Barracuda, while order bookings decreased for Saab Avitronics and Saab Underwater Systems due to variations during the year.

Order bookings for Aeronautics amounted to SEK 1,289 m. (1,146). Order bookings rose for Saab Aerosystems and related to the continued development of Gripen.

The order backlog at the end of the period was SEK 51,439 m. (41,902). Foreign orders account for 78 percent (76) of the backlog.

The order backlog primarily includes:

- Gripen to Sweden and on export
- Airborne early warning systems
- Active and passive countermeasure systems
- Missile systems for air, sea and land
- Structures and subsystems for Airbus and Boeing
- Anti-tank systems
- Command and control, avionics and fire control systems
- Radar systems
- Signature management systems

ACQUISITIONS AND DIVESTMENTS DURING THE YEAR

During the first quarter, there were no acquisitions or divestments.

FINANCIAL POSITION AND LIQUIDITY

Balance sheet

Goodwill and other intangible fixed assets amounted to SEK 7,853 m. (3,228). The increase relates to the acquisition of Saab Microwave Systems. Goodwill amounted to SEK 3,297 m. (1,824) and is largely attributable to the acquisition of Celsius in 2000 and the acquisition of Saab Microwave Systems on September 1, 2006. Remaining goodwill mainly relates to the acquisitions of Saab Grintek, Saab Avitronics and Combitech. Amortization of intangible assets for the period amounted to SEK 124 m. (34), of which capitalized product development amounted to SEK 82 m. (26).

Property, plant and equipment are used in core operations. Investment properties refer to properties leased to outside parties and valued at estimated fair value. Lease assets primarily relate to the leasing fleet of regional aircraft. During the period, 10 aircraft have been sold. Depreciation for the period on tangible fixed assets amounted to SEK 84 m. (82), while depreciation on the leasing fleet amounted to SEK 51 m. (79).

Long-term interest-bearing receivables primarily consist of receivables from asset sales. Shares in associated

companies include the shares in Hawker Pacific, Eurenco and Wah Nobel. Deferred tax assets mainly relate to unutilized tax deductions for provisions and unutilized tax loss carryforwards.

Inventories are reported after deducting advances. Other receivables primarily relate to receivables from customers (after deducting advances) and receivables from divested financial assets.

Assets held for sale refer to real estate.

Provisions for pensions amounted to SEK 405 m., compared with SEK 412 m. on December 31, 2006. During the first quarter, another business unit joined the Saab Pension Fund. The market value of the Saab Pension Fund was SEK 3,251 m. at the end of the period.

Deferred tax refers to temporary differences between the carrying value of assets and liabilities and their value for tax purposes. Other provisions chiefly relate to obligations, and anticipated deficits attributable to regional aircraft.

Liquidity and finance

Compared with the beginning of the year, cash, marketable securities and short-term investments, less liabilities to credit institutions, decreased by SEK 166 m. As a result, the Group has net debt of SEK 95 m., against net debt of SEK 261 m. at the beginning of the year. The Group's net liquidity, including interest-bearing receivables, after deduction of provisions for pensions, amounted to SEK 918 m., against SEK 605 m. at the beginning of the year. The equity/assets ratio was 31.3 percent, against 30.6 percent at the beginning of the year. Shareholders' equity related to the Parent Company's shareholders amounted to SEK 10,035 m., compared with SEK 9,802 m. at the beginning of the year, or SEK 91.94 per share (89.80).

Cash flow

Operating cash flow amounted to SEK 316 m. (28) during the period and was distributed between cash flow from core operating activities of SEK 395 m. (-196), acquisitions SEK 39 m. (-48), divestments of subsidiaries and associated companies SEK 0 m. (401) and the regional aircraft business SEK -118 m. (-129). During the period, a net of 10 Saab 340 were sold, due to which working capital decreased and cash flow from investing activities was positively affected.

CAPITAL EXPENDITURES, PERSONNEL AND OWNERS

Capital expenditures

Gross capital expenditures in property, plant and equipment, excluding lease assets, amounted to SEK 95 m. (86).

Personnel

At the end of the period, the Group had 13,583 employees, against 13,577 at the beginning of the year.

Owners

Saab's 15 largest shareholders are BAE Systems, Investor AB, the Wallenberg foundations, AMF Pension funds, Swedbank Robur funds, JP Morgan Chase Bank, Odin funds, SEB funds, Nordea funds, Ssb Cl Omnibus Ac, SHB/SPP funds, Skandia Liv, Nordea Bank Finland, Öresund and HQ funds.

This interim report has not been reviewed by the company's auditors.

Linköping, April 24, 2007

Åke Svensson
President and Chief Executive Officer

Financial information dates:

Interim Report January–June 2007	published July 13, 2007
Interim Report January–September 2007	published October 19, 2007

For further information, please contact

Media:
Peter Larsson, Press Secretary
Tel. +46-734-18 00 18

Financial market:
Göran Wedholm, Manager Investor Relations
Tel. +46-13-18 71 21, +46-734-18 71 21

Lars Wahlund, SVP Finance
Tel. +46-13-18 71 35, +46-734-18 71 35

Press conference
with Åke Svensson, CEO, and Lars Wahlund,
SVP Finance:
Today, Tuesday, April 24, 2007, 9:30 a.m. (CET)
World Trade Center, Stockholm
Contact Peter Larsson, Press Secretary, tel. +46-734-18 00 18

International teleconference:
Today, Tuesday, April 24, 2007, 4:00 p.m. (CET)
Contact Marita Sidén to register and for further information
Tel. +46-13-18 71 49, +46-734 18 71 49

Income statement

SEK m.	Note	3 mos. 2007	3 mos. 2006	Rolling 12 mos.	12 mos. 2006
Sales	3	4,917	4,311	21,669	21,063
Cost of goods sold		-3,567	-3,197	-16,145	-15,775
Gross income		1,350	1,114	5,524	5,288
Gross margin		27.5%	25.8%	25.5%	25.1%
Other operating income		40	185	185	330
Marketing expenses		-383	-335	-1,694	-1,646
Administrative expenses		-352	-280	-1,351	-1,279
Research and development costs		-232	-119	-918	-805
Other operating expenses		-9	-21	-153	-165
Share in income of associated companies		-	5	17	22
Operating income[1]	3	414	549	1,610	1,745
Operating margin		8.4%	12.7%	7.4%	8.3%
Share in income of associated companies		-23	-1	-50	-28
Financial income		30	59	85	114
Financial expenses		-41	-74	-105	-138
Net financial items		-34	-16	-70	-52
Income before taxes		380	533	1,540	1,693
Taxes	4	-110	-105	-351	-346
Net income for the period		270	428	1,189	1,347
of which Parent Company shareholders' interest		261	423	1,138	1,300
of which minority interest		9	5	51	47
Earnings per share before and after dilution, SEK[2]		2.39	3.88	10.42	11.91
[1] Includes depreciation/amortization and impairments of		-259	-195	-1,120	-1,056
of which depreciation of lease assets		-51	-79	-254	-282
[2] Average number of shares		109,150,344	109,150,344	109,150,344	109,150,344

Quarterly income statement

SEK m.	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Sales	4,917	7,347	4,260	5,145	4,311
Cost of goods sold	-3,567	-5,602	-3,067	-3,909	-3,197
Gross income	1,350	1,745	1,193	1,236	1,114
Gross margin	27.5%	23.8%	28.0%	24.0%	25.8%
Other operating income	40	68	23	54	185
Marketing expenses	-383	-585	-368	-358	-335
Administrative expenses	-352	-370	-330	-299	-280
Research and development costs	-232	-404	-152	-130	-119
Other operating expenses	-9	-47	5	-102	-21
Share in income of associated companies	-	16	-2	3	5
Operating income[1]	414	423	369	404	549
Operating margin	8.4%	5.8%	8.7%	7.8%	12.7%
Share in income of associated companies	-23	-13	-2	-12	-1
Financial income	30	-23	39	39	59
Financial expenses	-41	13	-49	-28	-74
Net financial items	-34	-23	-12	-1	-16
Income before taxes	380	400	357	403	533
Taxes	-110	-32	-107	-102	-105
Net income for the period	270	368	250	301	428
of which Parent Company shareholders' interest	261	347	237	293	423
of which minority interest	9	21	13	8	5
Earnings per share before and after dilution, SEK, kr[2]	2.39	3.18	2.17	2.68	3.88
[1] Includes depreciation/amortization and impairments of	-259	-435	-235	-191	-195
of which depreciation of lease assets	-51	-65	-67	-71	-79
[2] Average number of shares	109,150,344	109,150,344	109,150,344	109,150,344	109,150,344

Balance sheet

SEK m.	Note	3/31/2007	12/31/2006	3/31/2006
ASSETS				
Fixed assets				
Intangible fixed assets		7,853	7,821	3,328
Tangible fixed assets		4,287	4,295	4,194
Lease assets		2,208	2,417	3,618
Biological assets		230	230	217
Investment properties		66	66	62
Shares in associated companies		253	270	312
Financial investments		130	122	122
Long-term receivables		987	991	1,074
Deferred tax receivables		385	362	265
Total fixed assets		16,399	16,574	13,192
Current assets				
Inventories		5,406	4,957	4,276
Derivatives		277	538	372
Tax receivables		136	146	119
Account receivables		3,082	3,324	2,543
Prepaid expenses and accrued income		816	652	615
Other receivables		5,001	5,053	2,898
Short-term investments		0	0	2,759
Cash and marketable securities	6	1,557	1,393	952
Total current assets		16,275	16,063	14,534
Assets held for sale		124	134	-
Total assets	11	**32,798**	**32,771**	**27,726**

SEK m.	Note	3/31/2007	12/31/2006	3/31/2006
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Parent Company's shareholders' interest		10,035	9,802	9,547
Minority interest		231	223	319
Total shareholders' equity		10,266	10,025	9,866
Long-term liabilities				
Long-term interest-bearing liabilities		591	590	733
Lease obligations		206	245	390
Other liabilities		341	342	380
Provisions for pensions	8	405	412	491
Other provisions		1,936	1,961	2,228
Deferred tax liabilities		830	789	28
Total long-term liabilities		4,309	4,339	4,250
Current liabilities				
Short-term interest-bearing liabilities		1,061	1,064	316
Advance payments from customers		4,292	3,642	2,862
Accounts payable		984	1,422	1,040
Lease obligations		110	212	803
Derivatives		254	172	219
Tax liabilities		455	298	177
Other liabilities		825	1,115	1,020
Accrued expenses and deferred income		9,221	9,371	6,604
Provisions		1,021	1,109	569
Total current liabilities		18,223	18,405	13,610
Liabilities attributable to assets held for sale		-	2	-
Total liabilities		22,532	22,746	17,860
Total shareholders' equity and liabilities	11	**32,798**	**32,771**	**27,726**

Changes in shareholders' equity

SEK m.	Capital stock	Other capital contributions	Net gain on cash flow hedges	Translation reserve	Retained earnings	Total	Minority interest	Total shareholders' equity
	Equity attributable to Parent Company's shareholders							
			OTHER RESERVES					
Opening balance, January 1, 2007	1,746	543	72	-8	7,449	9,802	223	**10,025**
Items reported directly in shareholders' equity:								
Translation differences for the period	-	-	-	42	-	42	-3	**39**
Net gain on cash flow hedges	-	-	-68	-	-	-68	-	**-68**
Other changes in shareholders' equity:								
Net income for the period	-	-	-	-	261	261	9	**270**
Transactions with owners:								
Dividend	-	-	-	-	-	-	-	**-**
Acquisition and sale of operations	-	-	-	-	-2	-2	2	**-**
Closing balance, March 31, 2007	1,746	543	4	34	7,708	10,035	231	**10,266**
Opening balance, January 1, 2006	1,746	543	6	298	6,586	9,179	314	**9,493**
Items reported directly in shareholders' equity:								
Translation differences for the period	-	-	-	-112	-	-112	-	**-112**
Net gain on cash flow hedges	-	-	57	-	-	57	-	**57**
Other changes in shareholders' equity:								
Net income for the period	-	-	-	-	423	423	5	**428**
Transactions with owners:								
Dividend	-	-	-	-	-	-	-	**-**
Acquisition and sale of operations	-	-	-	-	-	-	-	**-**
Closing balance, March 31, 2006	1,746	543	63	186	7,009	9,547	319	**9,866**

Statement of cash flows

SEK m.	Note	3 mos. 2007	3 mos. 2006	12 mos. 2006
Operating activities				
Income after financial items		380	533	1,693
Establishment of pension fund		-	-2,511	-2,566
Adjustments for items not affecting cash flow		272	88	1,454
Income tax paid		-20	-31	-115
Cash flow from operating activities before changes in working capital		632	-1,921	466
Cash flow from changes in working capital				
Increase(–)/Decrease(+) in inventories		-440	-367	-767
Increase(–)/Decrease(+) in current receivables		153	-73	-1,700
Increase(+)/Decrease(–) in advance payments from customers		654	-664	-853
Increase(+)/Decrease(–) in lease obligations		-485	-291	-832
Increase(+)/Decrease(–) in other current liabilities		-145	437	2,290
Increase(+)/Decrease(–) in provisions		-125	-67	-201
Cash flow from operating activities		**244**	**-2,946**	**-1,597**
Investing activities				
Investments in intangible fixed assets		-5	-	-67
Capitalized development costs		-136	-94	-463
Investments in tangible fixed assets		-95	-86	-433
Sale of tangible fixed assets		55	15	31
Sale of lease assets		224	276	823
Investments in and sale of financial assets		-149	2,262	4,606
Investments in subsidiaries, net effect on liquidity	7	39	-48	-3,403
Sale of subsidiaries, net effect on liquidity	7	-	-	219
Cash flow from investing activities		**-67**	**2,325**	**1,313**
Financing activities				
Loans raised		-	21	630
Amortization of loans		-11	-	-
Dividend paid to Parent Company's shareholders		-	-	-437
Dividend paid to minority interest		-	-	-4
Cash flow from financing activities		**-11**	**21**	**189**
Cash flow for the period	6	**166**	**-600**	**-95**
Liquid assets at beginning of year		1,389	1,557	1,557
Exchange rate difference in liquid assets		-2	-5	-73
Liquid assets at end of period	6	**1,553**	**952**	**1,389**

Quarterly information [1]

	JANUARY-MARCH				APRIL-JUNE			
SEK m.	**2007**		**2006**		**2007**		**2006**	
Sales								
Defence and Security Solutions	2,053		1,738				1,934	
Systems and Products	1,885		1,482				1,879	
Aeronautics	1,383		1,591				1,534	
Corporate	20		69				49	
Internal sales	-424		-569				-251	
Total	4,917		4,311				5,145	
Operating income								
Defence and Security Solutions	230	11.2%	192	11.0%			152	7.9%
Systems and Products	158	8.4%	143	9.6%			239	12.7%
Aeronautics	67	4.8%	72	4.5%			101	6.6%
Corporate	-41		142				-88	
Total	414	8.4%	549	12.7%			404	7.9%
Net financial items	-34		-16				-1	
Income before taxes	**380**		**533**				**403**	
Net income for the period	**270**		**428**				**301**	
Attributable to Parent Company's shareholders	**261**		**423**				**293**	
Earnings per share	**2.39**		**3.88**				**2.68**	
No. of shares, thousands	**109,150**		**109,150**				**109,150**	

	JULY–SEPTEMBER				OCTOBER–DECEMBER			
SEK m.	**2007**		**2006**		**2007**		**2006**	
Sales								
Defence and Security Solutions			1,913				2,443	
Systems and Products			1,417				3,802	
Aeronautics			1,233				1,652	
Corporate			49				37	
Internal sales			-352				-587	
Total			4,260				7,347	
Operating income								
Defence and Security Solutions			199	10.4%			332	13.6%
Systems and Products			106	7.5%			143	3.8%
Aeronautics			39	3.2%			-22	-1.3%
Corporate			25				-30	
Total			369	8.7%			423	5.8%
Net financial items			-12				-23	
Income before taxes			**357**				**400**	
Net income for the period			**250**				**368**	
Attributable to Parent Company's shareholders			**237**				**347**	
Earnings per share			**2.17**				**3.18**	
No. of shares, thousands			**109,150**				**109,150**	

[1] For information on the business segments see note 3 on page 17.

Five-year overview

SEK m., unless otherwise stated	2006	2005	2004 [5]	2003	2002
Order bookings	27,575	17,512	16,444	19,606	19,521
Order backlog at Dec. 31	51,099	42,198	43,162	45,636	43,082
Sales	21,063	19,314	17,848	17,250	16,538
Foreign market sales, %	65	56	48	46	41
Operating income	1,745	1,652	1,853	1,293	1,220
Operating margin, %	8.3	8.6	10.4	7.5	7.4
Operating margin before deprecia-tion/amortization and impairments, excluding leasing, %	12.0	11.3	13.1	11.1	11.2
Income after financial items	1,693	1,551	1,712	1,073	993
Net income for the year	1,347	1,199	1,310	746	732
Total assets	32,771	30,594	27,509	28,704	28,109
Operating cash flow	-1,900	2,645	325	545	-92
Return on capital employed, %	14.5	14.6	17.3	12.7	11.6
Return on equity, %	13.8	13.5	16.7	10.8	10.8
Equity/assets ratio, %	30.6	31.0	29.9	24.4	24.3
Earnings per share, SEK [2] [4]	11.91	10.89	11.78	7.00	6.87
after full conversion, SEK [3] [4]	11.91	10.89	11.78	6.91	6.78
Dividend per share, SEK	4.25	4.00	3.75	3.50	3.50
Equity per share, SEK [1]	89.80	84.10	74.89	65.75	64.17
Number of employees at year-end	13,577	12,830	11,936	13,414	14,036

[1] Number of shares as of December 31, 2006/2005/2004: 109,150,344; 2003: 106,517,563 and 2002: 106,510,374

[2] Average number of shares 2006/2005: 109,150,344; 2004: 108,234,126; 2003: 106,513,969 and 2002: 106,487,407

[3] Average number of shares 2006/2005: 109,150,344; 2004: 108,234,126, after full conversion 2002-2003: 109,247,175. Conversion of the debenture loan concluded on July 15, 2004.

[4] Net income for the year less minority interest divided by the average number of shares.

[5] Restated according to IFRS, previous years are not restated

Key ratios and targets

Percent	target	3 mos. 2007	3 mos. 2006	12 mos. 2006
Operating margin before deprec ation/amortization and impairments excluding leasing, %	15.0	12.6	15.4	12.0
Operating margin, %	10.0	8.4	12.7	8.3
Earnings per share, SEK [1]		2.39	3.88	11.91
Return on capital employed before tax, %		14.3	17.3	14.5
Return on equity after tax, %	15.0	11.8	15.2	13.8
Equity/assets ratio, %	30.0	31.3	35.6	30.6
Equity per share, SEK [1]		91.4	87.47	89.80

[1] Average number of shares 109,150,344

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1

CORPORATE INFORMATION

Saab AB (publ), corporate identity no. 556036-0793, registered office in Linköping, Sweden, has been listed on the OMX Stockholm since 1998 and on the new large cap list from October 2006. The company's operations, including subsidiaries and associated companies, are described on pages 4.

The Board of Directors and the President approved this interim report for the period January 1 – March 31, 2007 for publication on April 24, 2007.

NOTE 2

ACCOUNTING PRINCIPLES

This interim report is prepared according to the Annual Accounts Act and IAS 34.

The same accounting principles have been applied during the period as in 2006, as described on pages 56-62 of the annual report 2006. The interim report does not contain all the information and disclosures available in the annual report, and the interim report should be read together with the annual report for 2006.

NOTE 3

SEGMENT REPORTING

Saab is one of the world's leading high-technology companies, with its main operations in defence, aviation and space. Operations are primarily focused on well-defined areas in defence electronics, missile systems and space electronics as well as military and commercial aviation. Saab is also active in technical services and maintenance.

While Europe is its main market, Saab has growing markets in Australia, South Africa and the U.S.

For description of business segments see page 4.

SALES AND ORDER INFORMATION

Sales by business segment

SEK m.	3 mos 2007	3 mos 2006	Change	Rolling 12 mos.	12 mos. 2006
Defence & Security Solutions	2,053	1,738	18.1%	8,343	8,028
Systems & Products	1,885	1,482	27.2%	8,983	8,580
Aeronautics	1,383	1,591	-13.1%	5,802	6,010
Corporate	20	69		155	204
Internal sales	-424	-569		-1,614	-1,759
Total	4,917	4,311	14.1%	21,669	21,063

NOTE 3: continued

Sales by geographic market

SEK m.	3 mos. 2007	% of sales	3 mos. 2006	% of sales	12 mos. 2006	% of sales
Sweden	1,760	36%	1,536	36%	7,349	35%
Rest of EU	1,126	23%	1,133	26%	6,080	29%
Rest of Europe	136	3%	57	1%	292	1%
Total, Europe	3,022	62%	2,726	63%	13,721	65%
North America	285	6%	326	8%	1,746	8%
Latin America	17	0%	9	0%	57	0%
Asia	587	12%	269	6%	1,757	8%
Australia, etc.	202	4%	340	8%	975	5%
Africa	804	16%	641	15%	2,807	14%
Total	4,917	100%	4,311	100%	21,063	100%

Order bookings by business segment

SEK m.	3 mos 2007	3 mos 2006	12 mos. 2006
Defence & Security Solutions	2,114	1,889	16,415
Systems & Products	2,338	1,481	7,691
Aeronautics	1,289	1,146	4,956
Corporate	15	10	53
Internal	-365	-377	-1,540
Total	5,391	4,149	27,575

Order backlog by business segment

SEK m.	March 31,2007	Dec. 31,2006	March 31,2006
Defence & Security Solutions	13,707	13,654	5,468
Systems & Products	19,300	18,950	16,310
Aeronautics	20,372	20,440	21,405
Corporate	-	12	104
Internal	- 1,940	-1,957	-1,385
Total	51,439	51,099	41,902

NOTE 3 continued

OPERATING INCOME

Operating income by business segment

SEK m.	3 mos. 2007	% of sales	3 mos. 2006	% of sales	Rolling 12 mos.	% of sales	12 mos. 2006	% of sales
Defence & Security Solutions	230	11.2%	192	11.0%	913	10.9%	875	10.9%
Systems & Products	158	8.4%	143	9.6%	646	7.2%	631	7.4%
Aeronautics	67	4.8%	72	4.5%	185	3.2%	190	3.2%
Corporate	-41		142		-134		49	
Total	414	8.4%	549	12.7%	1,610	7.4%	1,745	8.3%

Depreciation/amortization and impairments by business segment

SEK m.	3 mos 2007	3 mos 2006	12 mos. 2006
Defence & Security Solutions	47	19	128
Systems & Products	115	45	390
Aeronautics	30	29	128
Corporate - lease assets	51	79	282
Corporate - other	16	23	123
Total	259	195	1,051

OPERATING CASH FLOW AND CAPITAL EMPLOYED

Cash flow by business segment

SEK m.	3 mos. 2007	3 mos. 2006	12 mos. 2006
Defence & Security Solutions	562	228	619
Systems & Products	276	181	-33
Aeronautics	-124	-390	-71
Corporate	-398	9	-2,415
Total	316	28	-1,900

NOTE 3 continued

Capital employed by business segment

SEK m.	March 31,2007	Dec. 31,2006	March 31,2006
Defence & Security Solutions	4,257	4,663	3,343
Systems & Products	7,596	7,523	3,992
Aeronautics	3,441	2,158	1,364
Corporate	-2,971	-2,253	2,707
Total	12,323	12,091	11,406

PERSONNEL

Personnel by business segment

Number at end of period	March 2007	Dec. 2006	Change	March 2006
Defence & Security Solutions	4,861	4,843	18	4,618
Systems & Products	5,155	5,197	-42	4,119
Aeronautics	2,912	2,904	8	3,001
Corporate	655	633	22	721
Total	13,583	13,577	6	12,459

NOTE 4

TAXES

SEK m.	3 mos. 2007	3 mos. 2006
Current tax	-107	-31
Deferred tax	-3	-74
Total	-110	-105

NOTE 5

DIVIDEND TO PARENT COMPANY'S SHAREHOLDERS

At its meeting on February 15, 2007, the Board of Directors decided to propose to the Annual General Meeting that the Parent Company's shareholders receive a dividend of SEK 4.25 per share, totaling SEK 464 m. The Board's dividend motivation can be found on page 104 of the annual report 2006.

The Annual General Meeting on April 12, 2007 approved the Board's proposal and set April 17, 2007 as the record day and decided that the dividend would be paid on April 20, 2007.

NOTE 6

SUPPLEMENTAL INFORMATION ON STATEMENT OF CASH FLOWS

Liquid assets at end of period

SEK m.	March 2007	March 2006	Dec. 2006
The following components are included in liquid assets:			
Cash and bank balances (incl. available overdraft facilities)	1,511	879	1,290
Deposits	46	73	103
Short-term investments equated with liquid assets	-	-	-
Total according to balance sheet	1,557	952	1,393
Immediately cancelable overdraft facilities	-4	-	-4
Total according to statement of cash flows	**1,553**	**952**	**1,389**

Operating cash flow vs. statement of cash flows

SEK m.	3 mos. 2007	3 mos. 2006	12 mos. 2006
Operating cash flow	316	28	-1,900
Investing activities – interest-bearing:			
Short-term investments	-	1,859	4,868
Financial investments and receivables	-139	3	-686
Financing activities:			
Loans raised	-	21	630
Amortization of loans	-11	-	-
Establishment of pension fund	-	-2,511	-2,566
Dividend paid to the Parent Company's shareholders	-	-	-437
Dividend paid to minority interest	-	-	-4
Cash flow for the period	166	-600	-95

NOTE 6 continued

Specification of operating cash flow 3 mos. 2007

SEK m.	Saab excl. acquisitions/ divestments and SAL	Acquisitions and divestments	Saab Aircraft Leasing	Total Group
Cash flow from operating activities before changes in working capital	578	-	54	632
Cash flow from changes in working capital				
Inventories	-456	-	16	-440
Receivables	70	-	83	153
Advance payments from customers	654	-	-	654
Lease obligations	-	-	-145	-145
Other liabilities	-200	-	-285	-485
Provisions	-60	-	-65	-125
Change in working capital	8	-	-396	-388
Cash flow from operating activities	**586**	**-**	**-342**	**244**
Investing activities				
Investments in intangible fixed assets	-141	-	-	-141
Investments in tangible fixed assets	-95	-	-	-95
Sale of tangible fixed assets	55	-	-	55
Sale of lease assets	-	-	224	224
Sale of and investment in shares, etc.	-10	-	-	-10
Investments in subsidiaries, net effect on liquidity	-	39	-	39
Sale of subsidiaries, net effect on liquidity	-	-	-	-
Cash flow from investing activities	**-191**	**39**	**224**	**72**
OPERATING CASH FLOW	**395**	**39**	**-118**	**316**

NOTE 7

ACQUISITIONS AND DIVESTMENTS

On September 1, 2006, Saab acquired all the shares (100 percent) in Ericsson Microwave Systems AB, Maersk Data Defence A/S and 40 percent of the shares in Saab Ericsson Space AB.

The acquisition of Saab Ericsson Space AB is reported as a step-by-step acquisition, since Saab's interest prior to the acquisition was 60 percent and it was already consolidated in the Group.

The acquisitions of Ericsson Microwave Systems AB and Maersk Data Defence A/S have the following effects on the Group' assets and liabilities:

Ericsson Microwave Systems AB (preliminary)

SEK m.	Reported value at acquistion	Fair value reported in Group
Intangible fixed assets	2,000	2,957
Tangible fixed assets	223	223
Financial fixed assets	87	87
Deferred tax assets	125	125
Inventories	171	171
Other receivables	1,730	1,730
Liquid assets	582	582
Provisions	-280	-280
Deferred tax liabilities	-615	-883
Advance payments from customers	-1,482	-1,482
Accounts payable and other liabilities	-927	-927
Net identified assets and liabilities	**1,614**	**2,303**
Goodwill		1,460
Purchase price		**3,763**
Liquid assets (acquired)		-582
Net cash flow out		**3,181**

The acquisition analysis remains preliminary, since the final purchase price has not been determined.

Description of identified intangible assets

Intangible assets primarily consist of expenditures for product development/technology and customer relations. The estimated amortization schedule is at 5 to 15 years.

Maersk Data Defence A/S (definitive)

SEK m.	Reported value at acquistion	Fair value reported in Group
Intangible fixed asset	15	15
Tangible fixed assets	2	2
Deferred tax assets	16	16
Inventories	19	19
Other receivables	23	23
Liquid assets	25	25
Provisions	-11	-11
Deferred tax liabilities	-4	-4
Interest-bearing liabilities	-12	-12
Accounts payable and other liabilities	-61	-61
Net identified assets and liabilities	**12**	**12**
Goodwill		-
Purchase price		**12**
Liquid assets (acquired)		-25
Net cash flow in		**13**

The acquisition analysis is definitive, since the final purchase price has been determined as SEK 12 m.

Description of identified intangible assets

Product development/technology primarily consists of investments in a number of key technologies, the most prominent of which is the DACCIS command and control system. The amortization period is estimated at 10 years.

NOTE 8

DEFINED-BENEFIT PLANS

Saab has defined-benefit pension plans where post-employment compensation is based on a percentage of the recipient's salary. The predominant plan is the ITP plan, which is secured through a pension fund. The Saab Pension Fund had assets of SEK 3,251 m. as of March 31, 2007.

NOTE 9

COMMITMENTS AND CONTINGENT LIABILITIES

No additional obligations or commitments were added during the period.

NOTE 10

TRANSACTIONS WITH RELATED PARTIES

Related parties with which the Group has transactions are described in the annual report for 2006, note 43.

NOTE 11

CONDENSED SUBDIVIDED BALANCE SHEET AS OF MARCH 31, 2007

SEK m.	Saab	Saab Aircraft Leasing	Eliminations	Saab Group
Assets				
Intangible fixed assets	7,853	-	-	7,853
Tangible fixed assets	4,583	-	-	4,583
Lease assets	-	2,208	-	2,208
Long-term interest-bearing receivables	494	-	-	494
Shares etc.	1,855	-	-1,500	355
Deferred tax assets	329	56	-	385
Inventories	5,401	5	-	5,406
Short-term interest-bearing receivables	924	-	-	924
Other receivables	8,367	666	-	9,033
Cash and marketable securities	1,511	46	-	1,557
Total assets	31,317	2,981	-1,500	32,798
Shareholders' equity and liabilities				
Shareholders' equity	10,245	1,521	-1,500	10,266
Provisions for pensions	405	-	-	405
Deferred tax liabilities	830	-	-	830
Other provisions	2,349	608	-	2,957
Interest-bearing liabilities	1,652	-	-	1,652
Lease obligations	-	316	-	316
Advance payments from customers	4,292	-	-	4,292
Other liabilities	11,544	536	-	12,080
Total shareholders' equity and liabilities	31,317	2,981	-1,500	32,798

NOTE 12

FORECAST 2007

For 2007 we expect growth in line with 2006 and an operating margin including structural costs slightly higher than 2006.

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
April 25, 2007

Reference
CU 07:35 E

Saab increase long-term support to Swedish Defence

Saab has signed a new long-term agreement regarding system support reinforces the PPP collaboration with the Swedish Defence Materiel Administration (FMV). The term of the contract is for four years with the option of a 3 year extension and is worth up to 170 million SEK.

The agreement between Saab Aerotech and The Swedish Defence Materiel Administration (FMV) applies to system consultation services for operations and maintenance equipment for the different aircraft and helicopter types that are used by the Swedish Armed Forces including the majority of general equipment used at various operations and maintenance locations. The order, which initially runs for four years, is worth 90 million SEK and includes an option for a three year extension worth an additional 80 million SEK.

"This new agreement follows a growing trend in the Swedish Armed Forces towards increased outsourcing to industry where a greater part of the operations are supported through public-private partnerships, so called PPP solutions," says Ingvar Carlson, Director, Business Development and Marketing, Ground Support Services Division at Saab Aerotech. "The extended period of the new agreement is also unique and is a further acknowledgement by the customer of our capabilities and long-term commitment in the area of maintenance and technical services."

The agreement draws together several operations that were previously regulated as a large number of small orders into a single consolidated support solution, which makes for more rational and effective management of maintenance and technical product support not only by the customer but by Saab as well. Both parties benefit.

"Saab Aerotech has an important role in coordination of, and long-term participation in, the development of the Armed Force's operations within materiel systems for aircraft," says Ingvar Carlson.

Work will be carried out primarily at Saab Aerotech's unit in Östersund, but Linköping and Arboga units are also affected.

Saab Aerotech is Sweden's leading supplier of integrated support solutions. The range covers a wide selection of services and products for cost effective support for systems and platforms during the entire lifecycle. The company offers its capabilities and expertise globally to customers within defence, public security and civil aviation. Saab Aerotech is a business unit within the Saab group.

IN 5000356-423 Issue 1 06.11 Word

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No	Internet address
			556036-0793	www.saabgroup.com

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:

Ingvar Carlson, Director, Business Development and Marketing, Ground Support Services Division, Telephone: +46 (0)13-23 13 66, mobile: 070-600 02 98

John Belanger, Vice President, Public Relations and Communications at Saab Aerotech Telephone: +46 (0) 13-18 31 01, mobile +46 (0) 734-18 31 01

www.saabgroup.com

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No 556036-0793	Internet address www.saabgroup.com

Handled by
Peter Larsson

Date
April 26, 2007

Reference
CU 07:036 E

Gripen - Agreement in Norway

Today Norway and Saab, through Gripen International, have signed a Letter of Agreement regarding the future development of the Gripen fighter. The total value of this agreement is some 150 million Norwegian Kronor (approx. $25 million). This agreement strengthens Gripen's chances of being selected as the future fighter aircraft for the Norwegian Air Force.

The Norwegian Defence Minister Anne-Grete Strøm-Erichsen and the Swedish Defence Minister Mikael Odenberg, signed a Memorandum of Understanding on co-operation in development work on the future versions of Gripen.

This agreement is an important step for Gripen as a candidate to be selected as Norway's future fighter aircraft, which is planned to be in-service with the Norwegian Air Force around 2015. Through this agreement, the Norwegian authorities and Norwegian commercial companies will get an extensive understanding and insight into the Gripen system, leading to Norwegian participation in future development work in co-operation with Saab.

There was also a Letter of Agreement (LoA) signed between the Norwegian authorities and the Saab subsidiary Gripen International. This agreement will enable Norwegian companies to work on advanced development work in a range of high technology areas, such as composites, communication systems, studies and integration work for Norwegian weapon systems, ammunition, logistics and data systems. The total value is worth some 150 million NOK for a period of two years, with the option to further extend the agreement. At this time, Norwegian companies will take part in an increased industrial cooperation connected to the development of the future Gripen.

Gripen International Managing Director Johan Lehander is very positive about the forthcoming co-operation:

"These two agreements clearly emphasise the importance the Norwegian government puts in co-operation between Norway and Sweden. From a Saab perspective, it means that we are now industrial partners. In the longer term, it also strengthens the possibilities for Gripen to replace the current F- 16 fighter aircraft in the Norwegian Air Force", says Lehander.

Gripen is the first of the new generation, true multi-role combat aircraft to enter service. Using the latest available technology it is capable of performing an extensive range of air-to-air and air-to-surface operational missions and employing the latest weapons.

Gripen is designed to meet the demands of current and future threats, while at the same time meeting strict requirements for flight safety, reliability, training efficiency and low operating costs. Gripen is in service with the Swedish, Hungarian and Czech Republic Air Forces and has also been ordered by the South African Air Force. The UK Empire Test Pilots' School (ETPS) is operating Gripen as its advanced fast jet platform for test pilots worldwide.

Gripen International is a subsidiary of Saab AB and acts as a prime contracting organization, responsible for marketing, selling and supporting the Gripen fighter worldwide. Gripen International combines the strength of its international industrial partners, which are among the world's most experienced and respected manufacturers of aerospace and defence equipment

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Owe Wagermark, Communications Director Gripen International
Tel +46 13 18 18 24, +46 734 181 824
Peter Liander, Communications Director Norway, Gripen International
Tel +46 13 18 50 15, +46 734 185 015
peter.liander@gripen.com

www.saabgroup.com
www.gripen.com

Photographs and illustrations:
A selection of the very latest illustrations and photographs of Gripen are available to download from our website www.gripen.com. Go to **'Gripen Image Base'**, New Photos

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No 556036-0793	Internet address www.saabgroup.com

PRESS INFORMATION

Handled by
Peter Larsson

Date
April 27, 2007

Reference
CU 07:037 E

Saab receives an order worth 104 million AUD for Australian frigates

Saab Systems in Australia has received an order for upgrade and maintenance of the Royal Australian Navy's ANZAC class frigates. The contract is an Alliance agreement of nine years duration with an option for extension for six years. The initial value of the contract to Saab is 104 million AUD. Further orders can be expected during the course of the agreement.

"The order further strengthens Saab's naval position and secures our position in Australia", says Merv Davis, Vice President Naval Systems at Saab Systems in Australia.

The order includes modernisation and improvement of, among other things, the ships' combat management system and fire control system. The order will mean development work in both Sweden and Australia. The task will be known as the ANZAC Ship Integrated Material Support Project Alliance which consists of Saab, the Australian Defence Material Organisation and the shipyard Tenix .

Saab have worked with the ANZAC frigates since 1990 and have continuously improved the capability of the ship. This has led to the ANZAC frigates being one of Australia's most successful defence procurements and has resulted in some of the world's most capable frigates.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Merv Davis, Managing Director, Saab Systems Pty Ltd, + 61 400 273 898
Mark Proctor, Business Development Manager, Saab Systems Pty Ltd, + 61 413 893 446
Guy Hörnfeldt, Communications Director, Saab AB Saab Systems, + 46 70 325 5370
guy.hornfeldt@saabgroup.com.

www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by	Date	Reference
Peter Larsson	May 9, 2007	CU 07:039 E

Saab becomes established in Switzerland

From the 1st July Saab will take over the Warhead Division from the Swiss RUAG Technology group.

The operations cover resources for development, production and testing of advanced munitions. This part of RUAG has unique competence in the area of shape charge technology and has been one of the most important sub-contractors to Saab Bofors Dynamics for a long time. In 2005 RUAG announced its withdrawal from the heavy ammunition production.

The agreement was signed today in Berne in the presence of Saab's President and CEO, Åke Svensson and RUAG's Group CEO Toni J. Wicki.

"I am very pleased with the agreement that we have signed. We are strengthening and developing the strong relationship that we have with RUAG and Switzerland. At the same time we get a unique and for us important expertise in Saab", says Åke Svensson.

The business will be managed by the newly founded Saab Bofors Dynamics Switzerland Ltd, which is headquartered in Thun. The new company will continue to offer their expertise in the field of warhead development and production to weapon system houses and defence forces on the international market.

Saab will be keeping most of the Warhead Division's workforce and renting premises at the "Boden" site in Thun.

RUAG will continue to have a minority holding in the company.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Anders Florenius, Acting Communication Director Saab
Tel: +46 73 446 12 23

www.saabgroup.com

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No 556036-0793	Internet address www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by	Date	Reference
Peter Larsson	May 14, 2007	CU 07:041 E

Anders Florenius is appointed Acting Head of Communications at Saab

Anders Florenius is appointed acting head of the Corporate Communications and Public Affairs department at Saab from May 14. He will hold this role until a successor to Helena Stålnert has been recruited. Anders Florenius is also Vice President of Communications and Public Affairs for Saab Bofors Dynamics and has previously held the same position at Bofors AB and Celsius AB.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Anders Florenius, Group Senior Vice President, Corporate Communications and Public Affairs, Saab
Tel: +46 73 446 12 23

www.saabgroup.com

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No	Internet address
			556036-0793	www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
May 15, 2007

Reference
CU 07:042 E

Saab sells office and industrial property in Växjö

Saab is selling building Bagaren 10 in Växjö to Fastighets AB Corallen, which is a wholly owned subsidiary of Castellum AB. The price of the property amounts to 162 MSEK and the profit amounts to approximately 60 MSEK.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Lennart Strand, Property Manager, Saab AB
Tel. +46 (0)734 37 47 21

www.saabgroup.com

Saab AB (publ)
Postal address
SE-581 88 Linköping
Sweden
Telephone
+46 (0)13 18 00 00
Telefax
+46 (0)13 18 72 00
Registered office
Linköping
Registered No
556036-0793
VAT No
SE556036079301
Internet address
www.saabgroup.com

Handled by	Date	Reference
Peter Larsson	May 23, 2007	CU 07:044 E

Gripen conducts high altitude firing with Meteor

Yet another important milestone was reached today when Gripen successfully conducted the first Meteor firing in the UK and continued the testing of the six-nation Meteor air dominance missile.

"Gripen is the first and so far only fighter aircraft that has launched Meteor. With today's firing Gripen once again proves to be a reliable platform for the integration and testing of complex future missile systems for the world's new generation combat aircraft", says Lennart Sindahl, Senior Vice President and General Manager of Saab Aerosystems.

At the same time as being an important achievement for Saab and Gripen, the firing also marks a significant milestone in the European multinational Meteor air-to-air missile project. The purpose of today's High Altitude Control and Dispersion (C&D) firing was to test the performance of the missile's integrated boost, ramjet sustain motor and control systems during high altitude supersonic launch, extended free flight and extensive manoeuvres.

"Meteor was rail-launched from Gripen flying supersonic at an altitude of 42,650ft. The missile followed a pre-programmed flight profile for several minutes and was then broken up in flight as intended", says Magnus Ljungdahl, Gripen Test Pilot at Saab.

Today's firing with Meteor at the UK's Hebrides missile firing range follows a series of lower altitude Air Launched Demonstrator firings in 2006 and seeker data gathering trials in early 2007. Saab will continue the firing and radar tests with the missile up until 2010 in Vidsel in Sweden, the Hebrides in Scotland and at Aberporth in Wales.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information please contact:
Kristina Elingstam, Communications Manager, Saab Aerosystems
Tel: +46 (0)13-180 013. Mobile: +46 (0)734-180 013

Peter Larsson, Press Secretary, Saab AB
Tel: +46 (0)8-463 0018. Mobile: +46 (0)734-180 018

www.saabgroup.com

Carol Reed, Group Head of External Communications, MBDA
Tel: +44 (0) 7764 323 453

www.mbda.net

Notes to editors

Meteor is a fast and highly manoeuvrable Beyond Visual Range (BVR) air-to-air missile, for use against air targets. In the future it can replace the American AMRAAM system.

The prime contract for the Meteor programme was signed, during December 2002, by MBDA as prime contractor and the Defence Procurement Agency in the UK n behalf of the Governments of France, Germany, Italy, Spain, Sweden and the UK. MBDA leads the Meteor programme team with key partners including Saab Bofors Dynamics of Sweden and INMIZE of Spain.

In 2001, Swedish authorities signed an international agreement to provide Gripen as a platform for testing the high-tech Beyond Visual Range (BVR) Meteor missile. Saab was involved in the programme as early as 2003, when Saab Bofors Dynamics was awarded a contract to be part of the development and production of the missile. Later that year, Saab Aerosystems received an order from the Swedish Defence Material Administration, FMV, concerning the integration of Meteor on Gripen. In April 2007, Saab was entrusted with the responsibility for carrying out new missile tests with Meteor, which now are being conducted.

The Gripen is the first of the new generation fighter aircraft to enter service and the only combat aircraft currently available for testing the high-tech beyond visual range missiles of the future. Using the latest available technology it is capable of performing an extensive range of air-to-air and air-to-surface operational missions and employing the latest weapons. Gripen, designed to meet the demands of current and future threats, is in service with the Swedish, Czech Republic and Hungarian Air Forces and has also been ordered by the South African Air Force. The UK Empire Test Pilots' School (ETPS) is also operating Gripen as its advanced fast jet platform for test pilots world wide.

MBDA is a world leading, global missile systems company. MBDA currently has 45 missile system and countermeasure programmes in operational service and has proven its ability as prime contractor to head major multi-national projects. MBDA is jointly owned by BAE SYSTEMS (37.5%), EADS (37.5%) and FINMECCANICA (25%).

Saab AB (publ)

Postal address
SE-581 88 Linköping
Sweden

Telephone
+46 (0)13 18 00 00

Telefax
+46 (0)13 18 72 00

Registered office
Linköping

Registered No
556036-0793

VAT No
SE556036079301

Internet address
www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
May 23, 2007

Reference
CU 07:043 E

Saab acquires UK underwater vehicle company Seaeye

With the acquisition of Seaeye Holdings Ltd and its subsidiary Seaeye Marine, Saab is strengthening its position in the underwater area. The deal complements Saab Underwater's underwater vehicle product portfolio with several successful products and brings new markets within offshore. The purchase price is 13 MGBP.

"We see this as part of our strategy to strengthen our naval product portfolio at the same time as it brings a strong international market position within offshore and adds new possibilities within maritime security", says Ingemar Andersson, Executive Vice President of Saab.

Chris Tarmey, CEO of Seaeye, sees many benefits in being part of Saab: "Seaeye is a successful company that has doubled its activities in the offshore area during the past years, but with a great potential to develop even further within areas such as maritime security and defence. Areas where Saab is strong. The acquisition also brings interesting possibilities for technical synergies between Saab's and Seaeye's different underwater vehicles".

Seaeye, with approximately 50 employees and annual sales of approximately 12 MGBP, is located in Fareham, Hampshire on the south coast of England. The company develops and manufactures a complete range of electric powered ROV systems. The range extends from the portable Seaeye Falcon to the medium work class Panther Plus. The operation started in 1987 and Seaeye is the leading supplier of electrical ROVs to the offshore oil and gas industry. During the latest years, Seaeye has also further developed its products and now also delivers vehicles for security, salvage and coastal observation tasks.

Saab Underwater Systems is one of the world leaders in the area of underwater systems, with special focus on littoral, shallow and difficult underwater environments. The company focuses on sensor systems, precision engagement systems, remotely operated and autonomous underwater vehicles, i.e. ROVs and AUVs.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Lars Tossman, Managing Director, Saab Underwater Systems
Tel: +46 734 460 510

www.saabgroup.com

Handled by
Peter Larsson

Date
May 28, 2007

Reference
CU 07:045 E

Saab renegotiate Surveillance contract

With reference to the sale of Saab Airborne Surveillance Systems to Pakistan, the customer has for financial reasons and in accordance with the original contract, asked to renegotiate part of the contract concerning a reduction of the number of systems. Together with Saab terms and conditions then have been agreed, concerning a reduction. Saab and the Government of Pakistan continue as planned with the delivery of the system.

As a result of the renegotiation, the order value is decreased by approximately SEK 1.35 billion. Income will decrease proportionally to the volume change, but other commercial terms and conditions will remain unchanged. Concerning the fiscal year 2007 there is no impact on turnover or income as a result of the new conditions.

The Saab Airborne Surveillance System includes Saab 2000 turboprop aircraft equipped with Saab Microwave Systems airborne radar system ERIEYE and associated support equipment.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Lars Wahlund, Group Senior Vice President Corporate Financial Control
Tel +46 13-18 71 35, +46 734-18 71 35
Anders Florenius, Group Senior Vice President Corporate Communications
Tel. +46 8-463 01 81, +46 734-46 12 23

www.saabgroup.com

Saab AB (publ)

Postal address
SE-581 88 Linköping
Sweden

Telephone
+46 (0)13 18 00 00

Telefax
+46 (0)13 18 72 00

Registered office
Linköping

Registered No
556036-0793

VAT No
SE556036079301

Internet address
www.saabgroup.com

PRESS INFORMATION

Handled by
Peter Larsson

Date
June 7, 2007

Reference
CU 07:046 E

Saab AB utilizes repurchase authorization to guarantee Share Matching Plan

The Annual General Meeting 2007 of Saab AB (Saab) resolved to authorize the Board of Directors to decide to repurchase the company's shares in order to guarantee the Share Matching Plan 2007. Saab is announcing that the Board has decided to utilize its authorization for this purpose.

Acquisitions will be made on the Stockholm Stock Exchange (Stockholmsbörsen) at a price that falls within the registered share price range at the time.

Acquisitions can be made from June 8, 2007 until the conclusion of next year's Annual General Meeting. However, no acquisitions will be made during the 30-day period prior to the public release of quarterly reports, including the date of release.

Saab currently owns none of its own shares. The total number of Saab shares currently in issue is 109,150,344. The highest number of shares which are intended to be repurchased is 1,000,000.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information please contact:
Anne Gynnerstedt, Group Senior Vice President Legal Affairs, Saab AB
Tel: +46 (0)8-463 01 41. Mobile: +46 (0)734-18 71 41

www.saabgroup.com

Handled by
Peter Larsson

Date
June 11, 2007

Reference
CU 07:048 E

Saab Space Antennas to take another trip to the moon

Saab Space in Gothenburg, Sweden, has been selected by Northrop Grumman Space Technologies to supply Telemetry antennas to NASA´s LCROSS lunar mission.

"We supplied antennas to ESA´s first lunar mission, SMART-1. The same basic antenna design will now be reused for the LCROSS mission. Our portfolio of wide coverage and medium gain antennas is extensive and we see more and more often reuse opportunities to the benefit of all parties", says Jan Zackrisson, responsible for wide coverage antenna products at Saab Space.

The Lunar CRater Observation and Sensing Satellite (LCROSS), will seek to establish evidence of water ice presence in a crater on the south pole of the moon. This will be done by plunging a 1,000 kg kinetic impactor (the Atlas/Centaur upper stage) into the moon's surface and using a remaining orbiting spacecraft, the Shepherding Spacecraft, to study the expected 70 km high, 1,000 metric ton plume of dust. The orbiter will then generate a second plume on impact. Both events will in addition be studied by the Lunar Reconnaissance Orbiter (LRO), earth orbiting sensors, as well as telescopes on Earth.

LCROSS is planned to be launched on an Atlas Centaur rocket together with the LRO in October 2008.

The order at hand is for two flight model antennas to be delivered to Northrop Grumman Space Technologies in Redondo Beach by the end of 2007.
The antennas are Patch Excited Cup antennas working at S-band frequencies. The antennas provide downlink gain for telemetry signals for the LCROSS spacecraft. This is the first order for spacecraft hardware received by Saab Space from Northrop Grumman Space Technologies.

Saab Space has 30 years of experience from building wide-coverage antennas and antenna elements. To date more than 350 antennas for telemetry and telecommand and several thousand phased array antenna elements have been delivered to demanding customers worldwide.

Saab Space is an international, independent supplier of space equipment. The company's main products are computers, microwave electronics and antennas for spacecraft and adapters and separation systems for launchers. The company has its headquarters in Gothenburg, Sweden, a division located in Linköping, Sweden, and subsidiaries in Austria (Austrian Aerospace) and the USA (Saab Space USA LLC). Saab Space has approximately 510 employees. The company is since September 2006 a 100% subsidiary of the Saab Group.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Lars Nordfeldt, Director of Communications & Public Affairs
Tel: +46 (0)31-735 4312, Cellular: +46 (0)736-68 03 12, Fax: +46 (0)31-735 45 00

http://www.saabgroup.com/en/AboutSaab/Organisation/SaabSpace/bu_portalpage.htm
www.saabgroup.com



SMART-1 Patch Excited Cup Antenna, similar to the ones now on order for LCROSS.



LCROSS approaching the moon (NASA)

Handled by
Peter Larsson

Date
June 11, 2007

Reference
CU 07:047 E

Saab Space gets break-through orders for frequency converters for Space Systems/Loral

Saab Space in Gothenburg, Sweden, has in a short period of time received its first two orders for frequency converters for Space Systems/Loral.

"We are very pleased that years of marketing efforts and of proving ourselves through numerous deliveries of converter and receiver products to major satellite integrators now bear fruit", says Bengt Sundh, Director of Marketing & Sales for Telecom Satellites at Saab Space. "The fact that we now have most satellite prime contractors as customers enables us to be more cost-efficient to the benefit of all parties."

Saab Space has been active in design and production of microwave electronics for space flight since the late 1960's, at that time within Ericsson.
Since then a substantial know-how and experience has been built-up through participation in ESA projects and from numerous deliveries of frequency converters and receivers to commercial telecommunication satellites. Today Saab Space is one of the leading suppliers of frequency converters and receivers on the world market. Continuous product development is pursued to satisfy customer needs. Products are available for C-band, Ku-band and Ka-band frequencies.

The orders now placed by Space Systems/Loral are for 4 Ku-band receivers and 19 Ku-band frequency converters for delivery in the beginning of 2008. The products will be integrated into the Nimiq-5 and NSS-12 satellite payloads built for the operators Telesat Canada and SES New Skies respectively.

Saab Space is an international, independent supplier of space equipment. The company's main products are computers, microwave electronics and antennas for spacecraft and adapters and separation systems for launchers. The company has its headquarters in Gothenburg, Sweden, a division located in Linköping, Sweden, and subsidiaries in Austria (Austrian Aerospace) and the USA (Saab Space USA LLC). Saab Space has approximately 510 employees. The company is since September 2006 a 100% subsidiary of the Saab Group.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

Saab AB (publ)

Postal address
SE-581 88 Linköping
Sweden

Telephone
+46 (0)13 18 00 00

Telefax
+46 (0)13 18 72 00

Registered office
Linköping

Registered No
556036-0793

VAT No
SE556036079301

Internet address
www.saabgroup.com

For further information, please contact:
Lars Nordfeldt, Director of Communications & Public Affairs
Tel: +46 (0)31-735 4312, Cellular: +46 (0)736-68 03 12, Fax: +46 (0)31-735 45 00

http://www.saabgroup.com/en/AboutSaab/Organisation/SaabSpace/bu_portalpage.htm
www.saabgroup.com



A Frequency Converter of the type now ordered by Space Systems Loral. The design is compact as can be seen by the quarter given for reference.

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No 556036-0793	Internet address www.saabgroup.com

Handled by
Peter Larsson

Date
June 18, 2007

Reference
CU 07:050 E

New agreement strengthens the relations between Saab and the Austrian Armed Forces

Saab Aerotech has signed a new long term service agreement with Austria regarding the logistics and technical support for aircraft Saab 105OE.

Saab 105OE is an export version of the SK60 that was adapted for the Austrian Armed Forces and was supplied in the beginning of the 1970s. According to the current plans it will remain in operation with the Austrian Armed Forces for a further 10-15 years. This means that this faithful servant will have been in operational service for nearly 50 years.

In order to achieve this, and to ensure continued support from the manufacturer Saab, the Austrian Armed Forces have signed a long term service agreement with Saab Aerotech. The agreement includes operations regarding technical support, spares, publications, information exchange etc. The new agreement replaces the previous agreement that also included the Draken, Saab 35OE.

"The agreement is a good example of our commitment and long term relationship with the Austrian Armed Forces", says Torsten Öhman, Vice President and Head of Gripen and Saab 105 Programs at Saab Aerotech.

Saab Aerotech is Sweden's leading supplier of integrated support solutions. The range covers a wide selection of services and products for cost effective support for systems and platforms during the entire lifecycle. The company offers its capabilities and expertise globally to customers within defence, public security and civil aviation. Saab Aerotech is a business unit within the Saab group.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Torsten Öhman, Vice President, Head of Gripen and Saab 105 Programs at Saab Aerotech, Telephone +46 (0) 13-18 16 64, mobile +46 (0) 734-18 16 64

John Belanger, Vice President, Public Relations and Communications at Saab Aerotech Telephone: +46 (0) 13-18 31 01, mobile +46 (0) 734-18 31 01

www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
June 19, 2007

Reference
CU 07:052 E

Saab Aerotech delivers automatic test station to South Africa

Saab Aerotech in Arboga is to develop an advanced automatic test station (ATS) for South Africa. The station will be used to test equipment for the South African Gripen. The deal means that Saab Aerotech needs to employ more personnel in Arboga.

Saab Aerotech has previously developed autotesters for the Swedish Armed Forces' Gripen aircraft, and the basic concept is the same in South Africa's ATS. A difference is that the new tester, RSA 48, will have a wider area of use than the Swedish ones. The test station will be able to test more than 30 different types of equipment for Gripen, including the automatic pilot, inertial guidance system and electronic presentation.

The complete test station is to be delivered in 2009. Saab Aerotech will cooperate with Saab Logtronics in South Africa, who will assemble the test station, make adapters etc. Saab Aerotech is responsible for the design and construction and will also develop around 30 test programs.
The work involves around 20 employees in Avionics and Test Solutions.
"The deal means that we need to employ 5-10 people, mainly test engineers and developers. Within the test area this is an important contract that further strengthens our international presence", says Thomas Carlsson, at Saab Aerotech's division Electronic Systems Services in Arboga.

Saab Aerotech is Sweden's leading supplier of integrated support solutions. The range covers a wide selection of services and products for cost effective support for systems and platforms during the entire lifecycle. The company offers its capabilities and expertise globally to customers within defence, public security and civil aviation. Saab Aerotech is a business unit within the Saab group.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Thomas Carlsson, Electronic Systems Services Services Division
Telephone: +46 (0) 589-821 29

John Belanger, Vice President, Public Relations and Communications at Saab Aerotech
Telephone: +46 (0) 13-18 31 01, mobile +46 (0) 734-18 31 01

www.saabgroup.com

Handled by
Peter Larsson

Date
June 19, 2007

Reference
CU 07:053 E

Saab teams up with RUAG Aerospace to offer midlife upgrade for Austrian Saab 105OE aircraft

Saab Aerotech and RUAG Aerospace have jointly responded to a Request for Information (RFI) from the Austrian Ministry of Defence regarding a midlife upgrade (MLU) of their Saab105OE aircraft fleet.

In order to deliver solutions for the MLU as well as the long-term support program, Saab Aerotech and RUAG Aerospace have signed a Memorandum of Understanding for future cooperation.

The Air Force Material Division of the Austrian Federal Ministry of Defence has issued a RFI regarding a midlife upgrade of 22 Saab 105OE. In order for these aircraft to be operated another 10-15 years the avionics system needs to be modernized.

The response from Saab Aerotech and RUAG Aerospace includes three alternative concepts for the MLU upgrade. These concepts give the flexibility to integrate basic as well as advanced functionality, such as on-board simulation and head up displays. In addition, Saab also proposes an implementation and support program for the concepts.

"Besides the proposed cooperation with RUAG we have suggested a team that also includes major suppliers such as CMC Electronics and, of course, very close cooperation with the Austrian Air Force and industry", says Torsten Öhman, VP, Head of Gripen and Saab 105 Programs at Saab Aerotech.

The RFI answers are currently being evaluated and a Request for Proposal (RFP) is expected to be issued later this year.

The Memorandum of Understanding between Saab Aerotech and the Swiss company RUAG Aerospace is yet another example where Gripen has paved the way for cooperation between Saab and other companies, exploring mutual business opportunities and cooperation. Switzerland is one of the countries where Gripen is currently being marketed.
"We are very happy about this partnership and are certain that it will contribute to our mutual success and a long term relationship", says Torsten Öhman.

The Austrian Air Force has operated the Saab 105OE since the 1970s and recently, a new long-term service agreement was signed with Saab Aerotech.

"A large number of Saab 105 aircraft are also operated by the Swedish Air Force and I am quite certain that there will be synergies that both countries will benefit from", says Torsten Öhman.

Saab Aerotech is Sweden's leading supplier of integrated support solutions. The range covers a wide selection of services and products for cost effective support for systems and platforms during the entire lifecycle. The company offers its capabilities and expertise globally to customers within defence, public security and civil aviation. Saab Aerotech is a business unit within the Saab group.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Torsten Öhman, VP, Head of Gripen and Saab 105 Programs at Saab Aerotech, Telephone +46 (0) 13-18 16 64, mobile +46 (0) 734-18 16 64

John Belanger, Vice President, Public Relations and Communications at Saab Aerotech Telephone: +46 (0) 13-18 31 01, mobile +46 (0) 734-18 31 01

www.saabgroup.com

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No	Internet address
			556036-0793	www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
June 19, 2007

Reference
CU 07:051 E

Gripen Demo – Trail-blazing the future

Saab is launching its plans for a new Gripen Demonstrator programme in partnership with some of the world's leading aerospace companies. "This programme will keep Gripen at the leading edge well beyond 2040", says Johan Lehander, Managing Director Gripen International.

A powerful partnership between Saab and some of the world's leading aerospace companies has been established to prepare the launch of the Gripen Demonstrator programme. This new programme is aimed at demonstrating a range of future technologies and capabilities to ensure that Gripen remains at the leading edge of fighter aircraft performance and capability well beyond 2040.

The demonstrator programme will include the development of a new Gripen test flying platform - Gripen Demo - and the Gripen Avionics Rig. Gripen Demo will include new features such as a new engine with increased thrust, an AESA radar, increased range, new landing gear, increased weapons and stores capabilities and enhanced avionics structures. The programme is driven by the future needs of current and potential customers, and incorporates state-of-the-art technology that will keep Gripen at the leading edge well into the future.

This programme complements and enhances Gripen's ongoing technology insertion programme with the highly successful Gripen C/D version now being delivered to customers worldwide.

Investment in the programme will be made by Saab and its international industrial partners, as well as potential future customers. In April 2007, Norway signed a Letter of Agreement regarding the future development of Gripen, valued at around USD 25 million, and the Swedish government is also expected to make a decision soon. These decisions represent a significant national and international government investment and commitment to Gripen's future.

General Electric together with Volvo, Honeywell, Rockwell Collins, APPH, Martin-Baker and Terma are just some of the world-leading aerospace companies that, together with Saab, will jointly invest in the Gripen Demonstrator programme. Saab is continuing its discussions with other industrial partners and suppliers regarding further investment in the programme.

This combination of international corporate partnership and national and international commitment, through a jointly funded industry and government investment programme, is a very powerful testament to Gripen's future.

"The Gripen Demonstrator programme, supported by our world leading industrial partners, will strengthen our position in the international market and will keep Gripen at the leading edge throughout its lifetime, well beyond 2040", says Johan Lehander Managing Director Gripen International.

General Electric:
GE Aviation and Volvo Aero Corporation will be working collaboratively on the new F414G fighter engine for the Gripen Demonstrator programme.

The F414G engine selected by Saab uses a similar architecture to the popular F414-GE-400 engine powering the F/A-18 Super Hornet, with minor changes to the alternator (for added aircraft power) and modified Full Authority Digital Electronic Control software for enhances single-engine operation. The F414 engine is capable of producing more than 22,000 pounds (96 kN) of thrust.

These engines combine advanced technology with proven reliability, maintainability and operability of its successful F404 predecessor while providing 35 % more thrust, with approximately 750,000 flight-hours and 700 engines delivered, the F414 engine continues to exceed U.S. Navy reliability goals.

For further information, please contact:
Greg Haas, Communications Director
+ 1 513-243-4714, + 1 513-325-5409

Fredrik Fryklund, Communications Director, Volvo Aero Corporation
+46 (0)70 319 23 96

Honeywell:
Honeywell is providing environmental control systems, air data computers, life support systems, pressure regulators, shutoff valves and radar altimeters to enhance safety and reliability.

For further information, please contact:
Jim O'Leary, Media Relations Manager
jim.o'leary@honeywell.com

Rockwell-Collins:
Rockwell Collins is providing an avionics suite of state-of-the-art Flight Management Computers, including switching, data transfer units and video processing capability. Rockwell Collins is also supplying three new intelligent 6" x 8" colour Active Matrix Liquid Crystal Display (AMLCD) Head-Down displays, and

is integrating enhancements to the existing Rockwell Collins Head-Up Display. This cockpit solution builds upon experience built up over many years in the market and will leverage future technology investments.

Tim Burris, Senior Director of Enterprise Communications
+ 1 319 431 6019

Martin-Baker:
Martin-Baker Aircraft Company Limited, a world leader of aircrew escape systems, is to be involved with the new Gripen Demonstrator Programme. Martin-Baker will supply a first-class ejection seat for this aircraft and support Saab in future aircrew safety requirements.

For further information, please contact:
Andrew Martin, Head of Business Development
+ 44 1895836658

APPH:
APPH Ltd, a BBA Aviation company, will be a part of the exiting new development of the Gripen. The design enhancements to the existing and already proven landing gear system will contribute towards the Gripen Demonstrator programmes future success.

For further information, please contact:
Peter Creasy, General Sales Manager
+ 44 1928 579 366

Terma:
Terma is sub-contracted to supply a variety of machined metal parts for the Gripen Demonstrator programme. As the leading defence and aerospace company in Denmark, Terma has unique knowledge, capabilities and experience within design and production of advanced structural parts for military and commercial aircraft.

For further information, please contact:
Kasper Rasmussen, VP Corporate Communications
+45 2022 6091

ENDS

Saab AB (publ)
Postal address
SE-581 88 Linköping
Sweden
Telephone
+46 (0)13 18 00 00
Telefax
+46 (0)13 18 72 00
Registered office
Linköping
Registered No
556036-0793
VAT No
SE556036079301
Internet address
www.saabgroup.com

Notes to Editors

About Saab:
Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

About Gripen:
Gripen is the first of the new generation, multi-role combat aircraft to enter service. Using the latest available technology it is capable of performing an extensive range of air-to-air and air-to-surface operational missions and employs the latest weapons. Gripen is designed to meet the demands of current and future threats, while at the same time meeting strict requirements for flight safety, reliability, training efficiency and low operating costs.

Gripen is in service with the Swedish, Czech Republic and Hungarian Air Forces and has also been ordered by South Africa. The UK Empire Test Pilots' School (ETPS) is also operating Gripen as its advanced fast jet platform for test pilots worldwide.

For further information please contact:
Owe Wagermark, Communications Director, Gripen International (Saab)
Mobile: +46 734-18 18 24   Tel: +46 13-18 18 24

www.saabgroup.com
www.gripen.com

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No 556036-0793	Internet address www.saabgroup.com

Handled by
Peter Larsson

Date
June 22, 2007

Reference
CU 07:054 E

Saab enters long-term collaboration in Norway

After an invitation from the Norwegian government and Norwegian industry, Saab has decided to go in as a shareholder (7.5 percent) in the newly created holding company Aker Holding AS. Saab's investment amounts to NOK 1.2 Billion. With a holding of 40.1 percent, Aker Holding AS is the majority shareholder in the industrial group Aker Kvaerner ASA.

"We are delighted to be able to take an active role in a wider collaboration between Norwegian and Swedish industry. It is our ambition to develop more collaboration in Norway within areas of industry where Saab has expertise", says Saab's CEO Åke Svensson.

The agreement creates additional business opportunities for Saab, but also between Sweden and Norway. Aker Kvaerner ASA is a leading global provider of engineering and construction services, technology products and integrated solutions to the oil and gas industry. In combination with Saab's competence within civil security, underwater technology and advanced command and control systems there is a significant potential for expertise and experience exchange with new business opportunities as a result.

"At the same time as we secure a Norwegian connection with this important company, we also see advantages in developing an owner relationship between Norwegian industry and one of Sweden's most competent owner constellations with the richest traditions. This can create good grounds for further collaborations between Norwegian and Swedish industry in the years ahead", says the Norwegian Industry and Trade Minister, Dag Terje Andersen.

Saab's investment amounts to approx. NOK 1.2 billion, of which 80 percent is financed via SEB. At the same time Saab's majority shareholder, Investor AB, will become owner of 2.5 percent of Aker Holding AS. Investor's investment has a corresponding financial arrangement. Saab and Investor's risk in the loan-financed part has been reduced by agreement, which secures that part of the invested capital but limits potential return. The remainder of Aker Holdings AS will be owned by Aker ASA (60 percent) as well as the Norwegian state (30 percent).

The shareholders in Aker Holding AS have entered into an agreement that regulates the relation between the shareholders for a period of 10 years. Investor and Saab have, however, the right to sell off their part of the investment beforehand during certain specified times within that time.

The deal is dependent on a decision by the Norwegian Parliament (Stortinget). A decision on the matter is expected during Autumn 2007.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

Aker Kværner ASA is through its subsidiaries and affiliates 'Aker Kvaerner' a leading global provider of engineering and construction services, technology products and integrated solutions.

For further information, please contact:
Peter Sandehed, Saab's Finance Manager, Tel: +46 (0)13-18 21 12, +46 (0)734-18 21 12
Peter Larsson, Saab's Press officer Tel: +46 (0)8-463 00 18, +46 (0)734-18 00 18

www.saabgroup.com
www.akerasa.com
www.akerkvaerner.com

Handled by
Peter Larsson

Date
June 26, 2007

Reference
CU 07:055 E

Thales Norway to co-operate in Gripen development

Thales Norway A/S and Saab of Sweden have signed a contract concerning the development of communications systems for the Gripen fighter. This order for the Norwegian company is the first to be awarded under the provisions of the Letter of Agreement signed by the Norwegian Department of Defence and Gripen International on 26 April this year.

"The communications systems that will be developed by Thales are a central and vital part of Gripen´s systems. This deal means that Saab will get access to the latest Norwegian state-of-the-art technology and in return, Norway and Norwegian companies will be able to obtain first-hand knowledge about the Gripen new generation fighter and its systems. This is good for Norway, Gripen and Sweden" says Hans Rosén, Marketing Director, Norway at Gripen International.

Under the terms of the contract Thales Norway will for the next two years develop Gripen systems capability in the areas of satellite communications and broadband technology. These are functions which are used for transferring data between airborne aircraft and ground-based command and control systems.

"Thales Norway is very positive about this co-operation agreement with Saab, which enables us to build on our extensive capability in defence communication systems. This will also bring new capabilities to a modern fighter aircraft like the Gripen and create a good platform for further industrial co-operation between the companies", says Glenn Pedersen, managing director at Thales Norway.

This is yet another example of how Saab's extensive international industrial co-operation programmes, in partnership with some of the world's leading aerospace companies, is securing the long-term future of the Gripen fighter. This includes the announcement made at the Paris Air Show of the Gripen Demonstrator programme (Gripen Demo), regarding the development of a new Gripen test flying platform - Gripen Demo - and Gripen Avionics Rig, which will keep Gripen at the leading edge well beyond 2040.

The Letter of Agreement signed by the Norwegian authorities and Saab subsidiary Gripen International earlier this year, will enable Norwegian companies to be closely involved in advanced development work in a range of high technology areas. These include composites, communication systems, studies and integration work for Norwegian weapon systems, ammunition, logistics and data systems. The total value of this activity is some NOK 150 million ($US 25 million) for a period of

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No 556036-0793	Internet address www.saabgroup.com

two years, with the option to further extend the agreement. At this time, Norwegian companies will take part in increased industrial co-operation directly connected to the future development of the Gripen.

About Gripen:
Gripen is designed to meet the demands of current and future threats, while at the same time meeting strict requirements for flexibility, flight safety, reliability, training efficiency and low operating costs. Gripen is in service with the Swedish, Hungarian and Czech Republic Air Forces and has also been ordered by the South African Air Force. The UK Empire Test Pilots´ School (ETPS) is operating Gripen as its advanced fast jet platform for test pilots worldwide.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Peter Liander, Communications Director Norway, Gripen International
Tel +46 13 18 50 15, +46 734 185 015
peter.liander@gripen.com

Hans Rosén, Marketing Director Norway, Gripen International
Tel +46 13 18 44 08, +46 734 184 408

www.saabgroup.com
www.gripen.com

Photographs and images:
A selection of the very latest photographs and images of Gripen are available to download from our website **www.gripen.com**. Go to **'Gripen Image Base'**.

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No 556036-0793	Internet address www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
July 11, 2007

Reference
CU 07:058 E

Saab purchases 60 % of PerformIT

Saab and PerformIT Systems AB have extended their relationship by Saab Ventures going in as a part owner.

"The background to the deal is that Saab is investing in the growing market for public security and that both the companies have products that complement each other. Saab has the ambition of being a significant supplier of technical systems to the First Responders customer segment", says Fredrik Rosenqvist at Saab Ventures.

Saab Ventures is a venture capital unit within the Saab Group, which invests in small and medium size enterprises (SMEs) with innovative technologies that have a relevance to Saab's present and future business. The agreement means that Saab goes in as a majority shareholder and together with the founders will invest in expanding into several export markets. Saab will contribute with expansion capital, technology and expertise. The expansion is made within and through PerformIT's present organisation. Through this investment we will combine the small company's innovation powers, flexibility and proximity to the customers with the strength and power of a large company.

"By Saab coming in as a part owner, PerformIT has gained a strong industrial partner who is able to make long term investments to develop and expand our offer to our existing customers and who will be able to market common products on the world market. We see a strong need and significant demand for the types of system that we now can offer together", says Thomas Larsson, CEO of PerformIT.

PerformIT Systems AB, a fast growing profitable company with a turn-over of approximately 15 MSEK, develops and markets robust mobile data solutions for emergency response vehicles, but the company is also operating in the private sector. PerformIT's systems are closely integrated with the customer's stationary systems (command control systems, databases, follow up systems etc.) which allow significant efficiency benefits for the customers.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:

Fredrik Rosenqvist, Saab Ventures, tel: +46 (0)73 - 418 5485
www.saabgroup.com/en/AboutSaab/Organisation/SaabVentures/introduction.htm
www.saabgroup.com

Thomas Larsson, PerformIT, tel: +46 (0)706-961 596
www.performit.se

Handled by
Peter Larsson

Date
July 12, 2007

Reference
CU 07:059 E

Saab supplies Nordic Battle Group's helicopter detachment with communications network

Saab Communication has signed an agreement with the Swedish Defence Materiel Administration for the delivery of a communications network with command and control functions for the Nordic Battle Group's helicopter detachment. This is the latest contract in a series of deliveries by Saab of qualified transportable and mobile communications solutions for Nordic Battle Group.

"The contract is yet more evidence that our products meet the customer's requirements and we are looking for more co-workers within systems design and project management to reinforce our ongoing and future customer projects," says Ulf Campner, Divisional manager Saab Communication.

The recruitments that are relevant and where there is a need are systems designers, systems engineers, technology consultants, mechanical designers and project managers at our sites in Arboga, Kista, Växjö and Linköping.

The system that will be delivered is a transportable, modular design and can be configured to fit in with the Armed Forces' reaction organisation. Saab delivers, in a very short time, a turn key solution including communications networks, command and control functions, user equipment and power supply systems, the last of which is supplied by Saab Aerotech.

The communications network will be the platform to cover the connection requirements that the helicopter detachment has regarding radio, telephony and data for communication, command and collaboration with military and civil systems.

Saab has previously had a number of contracts with, and deliveries to, the Nordic Battle Group, such as installation and integration of 23 containers for Communications and Command and Control systems Airbase, Command and control installation in tracked vehicles and installation of Command and control/connection containers.

Saab supplies mobile communications solutions for crisis management and international operations. Customers include the Swedish and Norwegian Armed Forces and the Swedish National Civil Aviation Authority. The mobile communications solutions that Saab supplies to airbases, camps, garrisons and rescue organisations are scaleable, configurable and transportable to meet the requirements regarding mobility in international crises and deployments.

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No	Internet address
			556036-0793	www.saabgroup.com

Saab Communication, part of the Saab Group, offers qualified communication services and robust tele-, data- and radio communications solutions for the defence and civil security areas – nationally and internationally.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Ulf Campner – Divisional Manager, Saab Communication
Tel. +46 (0) 589-814 44
Mobile +46 (0)70-26 74 43
ulf.campner@saabgroup.com

Markus Holmberg – Sales Saab Communication
Tel. +46 (0)589-814 49
Mobile +46 (0)730-666 590
markus.holmberg@saabgroup.com

Anders Engstedt – Marketing manager, Saab Communication
Tel. +46 (0)589- 39 71 15
Mobile +46 (0)70-713 08 90
anders.engstedt@saabgroup.com

www.saabgroup.com

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No 556036-0793	Internet address www.saabgroup.com

INTERIM REPORT 2007 Q2

JANUARY–JUNE

- Sales SEK 10,852 m. (9,456)
- Net income for the period SEK 708 m. (729)
- Earnings per share SEK 6.37 (6.56)
- Operating income SEK 1,044 m. (953), income before taxes SEK 952 m. (936)
- Order bookings SEK 8,345 m. (15,580)
- Order backlog SEK 47.8 billion (47.7)

SAAB

Stable first half year with strategic partnerships and acquisitions

Statement by the CEO:

"The first half of 2007 was a stable, forward-looking period for Saab. Order bookings remained satisfactory, sales increased and income was stable. During the second quarter, important acquisitions were complemented by future-oriented partnerships of major significance.

Sales increased by approximately 15 percent, about 4 percent of which was organic, while the remainder was primarily due to the acquisition of Microwave Systems late last year. Of Saab's sales, 64 percent was from the international market.

Operating income and the operating margin developed according to plan and were positively affected during the period by capital gains on the sale of properties and several small businesses. The operating margin was 9.6 percent. Excluding capital gains, the margin was 8.1 percent.

Order bookings amounted to SEK 8,345 m., 75 percent of which came from outside Sweden. The reduced scope of the order for an airborne surveillance system from Pakistan has impacted the order bookings and the order backlog, which were reduced by SEK 1.35 billion. Order bookings excluding this adjustment amounted to SEK 9,695 m.

Partnerships for Gripen's future

The market is showing great interest in the Gripen fighter. In its spring fiscal bill, the Swedish government clearly indicated its willingness to continue to support the system, and the parliament recently resolved to allocate approximately SEK 4 billion to convert over 30 aircraft to the C/D version and thereby give the Swedish Air Force a uniform fleet, as well as to support a demonstrator program for Gripen's future development. The government still has to make a formal decision before a contract is signed with the Swedish Defence Materiel Administration.

Norway has decided to participate in the demonstrator program, contributing NOK 150 m. as part of its ongoing procurement process for fighter aircraft. This order facilitates an expanded industrial cooperation between Norway and Sweden, and an initial contract has been signed with Thales in Norway.



Åke Svensson
President and CEO.

Saab has also signed cooperation agreements with a number of key, risk-taking industrial partners for the demonstrator program, including General Electric, Honeywell, Rockwell Collins, Martin Baker and Terma. Together with our partners, Saab is investing aggressively and for the long-term in more potential Gripen markets than ever before.

Acquisitions break new ground

The second quarter was also eventful in terms of acquisitions. Together with Investor, Saab acquired 10 percent of the votes in a newly established holding company, Aker Holding AS, the largest owner of the industrial group Aker-Kvaerner ASA, which is listed on the Oslo Stock Exchange. As an active owner, Saab anticipates new business opportunities in several of its core competencies: advanced control systems, civil security and underwater technology.

Saab acquired the British underwater vehicle company

Seaeye during the second quarter to complement its expertise and product portfolio in the underwater area and at the same time gain access to new markets in the offshore field.

During the second quarter, Saab also expanded to Switzerland by acquiring the Warhead Division of RUAG. The acquisition provides access to expertise and components for Saab's advanced missile and anti-tank programs.

Important orders

The second quarter included a number of major orders as well. The single largest was for the continued upgrade of the Royal Australian Navy's ANZAC class frigates. The alliance agreement is worth SEK 580 m. over a nine-year period, with opportunities for further orders.

Saab's training business was successful in securing an order from the Royal Netherlands Army for a Mobile Battalion Combat Training Centre valued at SEK 350 m.

Saab's long-term commitment to advanced support solutions resulted in an order from the Swedish Armed Forces valued at SEK 170 m. over a four-year period with an option for an extension. The order applies to system consultation services for operations and maintenance equipment for the various aircraft and helicopters used by the Swedish military.

Unchanged forecast

For 2007 we expect growth in line with 2006 and an operating margin including structural costs slightly higher than last year.

Linköping, July 2007



IMPORTANT EVENTS APRIL – JUNE 2007

Saab received an order for a Mobile Battalion Combat Training Centre from the Netherlands for training up to the battalion level. The contract is valued at SEK 350 m.

Saab's Annual General Meeting approved an employee share matching plan.

Saab signed a new, long-term agreement on system support with the Swedish Defence Materiel Administration (FMV). The four-year contract, with an option of a three-year extension, is worth up to SEK 170 m. and comprises system consultation services for operations and maintenance equipment for the various aircraft and helicopters used by the Swedish Armed Forces.

Norway signed an agreement with Saab to cooperate in the development of Gripen. The contract is valued at NOK 150 m.

Saab received an order worth SEK 580 m. for Australia's ANZAC class frigates. The nine-year alliance agreement carries an option for a six-year extension.

Saab expanded operations to Switzerland by acquiring the Warhead Division of RUAG.

Saab acquired the British underwater vehicle company Seaeye for SEK 175 m. The acquisition complements Saab's product portfolio in underwater vehicles and provides access to new offshore markets.

Pakistan renegotiated its contract for an airborne surveillance system, reducing the value of the order by approximately SEK 1.35 billion. Future income is potentially impacted in proportion to the decrease in volume. The new terms of the contract have no effect on sales or income for 2007.

The Board of Directors resolved to exercise its authorization from Saab's Annual General Meeting to repurchase the company's shares to guarantee the share matching plan for all Group employees.

A number of the world's leading aerospace companies, including General Electric, Honeywell and Rockwell Collins of the U.S.; Martin-Baker and APPH of the UK; Terma of Denmark; and Thales of France, became partners in a new demonstrator program for Gripen's future development.

Together with Investor, Saab entered into a long-term industrial alliance in Norway by acquiring 7.5 percent of a new holding company, Aker Holding AS. Saab's investment amounts to approximately NOK 1.2 billion.

OPERATIONS

Since January 1, 2005, the Group's business units are divided into three business segments – Defence and Security Solutions, Systems and Products, and Aeronautics – which are used for reporting and oversight purposes.

Corporate comprises Group staffs and departments and peripheral operations. It also includes the leasing fleet of Saab 340 and Saab 2000 aircraft. Operational responsibility for the leasing fleet lies with Aeronautics.

Defence and Security Solutions

The Defence and Security Solutions business segment brings together Saab's capabilities in the development and integration of high-technology systems for reconnaissance, surveillance, communication and command and control. In the international market, tactical command and combat systems for land, sea and airborne forces are among the areas where Saab has an especially strong position.

The segment also offers a wide range of lifecycle support solutions. Consulting services in systems development, systems integration, and information and system security for customers in the defence, automotive and telecommunication industries as well as government agencies with responsibility for infrastructure are part of the portfolio as well.

The market for civil security systems continues to develop, creating new opportunities. Saab can supply robust systems for crisis management and protection of infrastructure.

Systems and Products

Customers in the Systems and Products business segment mainly consist of defence authorities and other defence contractors around the world. Saab has a broad-based portfolio of products and systems that in many cases are world leaders.

In avionics (aeronautical electronics), Saab is a leading supplier to both military and civil aviation manufacturers.

In weapon systems, Saab's portfolio ranges from man-portable weapons such as the Carl-Gustaf anti-armor weapon and its successors AT4 and NLAW to the missile systems RBS 15, RBS 70 and Bamse.

Electronic warfare – warning, jamming and protection against detection and weapons – is another area where Saab has developed world-leading products for a large number of combat vehicles, aircraft, helicopters, submarines and surface vessels around the world.

The radar and sensor operations contribute vital components to Saab's major systems solutions such as the Bamse missile platform, the Gripen combat fighter and Saab's airborne surveillance system. But they also include products that command a leading position in the global market. The weapon detecting radar Arthur and the search radar Giraffe are two examples.

Signature management, which prevents detection by even the most advanced technical equipment, is another area where Saab has a world-leading position.

Saab also has a strong position in advanced training systems for land-based forces and now lists special police units among its customers.

Underwater technology for shallow water and harbors is another area where Saab has leading expertise. Significant potential exists is autonomous, unmanned underwater vehicles for both military and commercial applications.

Saab is also Europe's leading independent supplier of advanced equipment for the space industry.

Aeronautics

Saab's aeronautics operations are dominated by the Gripen program.

Gripen, the world's most modern fighter aircraft in operational service, is currently used in Sweden and the NATO members Czech Republic and Hungary. South Africa will begin flying Gripen in 2008. Export potential is high, and Saab is working aggressively in a number of markets to win new contracts. The Gripen program includes significant sales of modifications, training and maintenance.

Saab is also a leader in the development of unmanned aerial vehicles, UAVs. In-house products are combined with participation in international development programs. Saab has primary responsibility for key subsystems in the Neuron program, a European project to develop an unmanned combat air vehicle and next-generation fighter aircraft.

In its role as a subsystem supplier, Saab develops complex structural units and subsystems for commercial and military aircraft manufacturers.

SALES, INCOME AND ORDERS

Sales

Sales in the second quarter amounted to SEK 5,935 m. (5,145), an increase of 15 percent. Sales by quarter and business segment are shown on page 15.

Sales for the first half year amounted to SEK 10,852 m. (9,456), an increase of SEK 1,396 m. or 15 percent. Organic growth amounted to slightly over 4 percent adjusted for the acquisition of Saab Microwave Systems on September 1, 2006.

Of sales, 82 percent (78) related to the defence market. Sales in foreign markets amounted to SEK 6,889 m. (5,756), exceeding revenue in the Swedish home market and accounting for 64 percent (61) of total sales. Total sales in the EU, excluding Sweden, were SEK 3,025 m. (2,357).

Sales for Defence and Security Solutions rose to SEK 4,317 m. (3,672), an increase of 18 percent mainly due to the increased scope of the new business unit Saab Surveillance Systems. Sales for other business units within Defence and Security Solutions rose or remained in line with the previous year. Foreign markets accounted for 55 percent (51) of sales.

Sales for Systems and Products rose to SEK 4,302 m. (3,361), an increase of 28 percent. The increase was mainly due to the aqusition of Saab Microwave Systems on September 1, 2006. Other business units raised their sales with the exceptions of Saab Barracuda, which decreased due to lower revenue in the U.S., and Saab Bofors Dynamics, which decreased due to slower activity compared with the previous year. Foreign markets accounted for 71 percent (69) of sales.

Aeronautics' sales decreased to SEK 3,004 m. (3,125). Saab Aerosystems and Saab Aerostructures both decreased slightly. Of total sales, 51 percent (52) relates to the Swedish market, including deliveries of Gripen in batch 3. The sales decrease is expected to be recouped during the year.

Income, margin and profitability

The gross margin improved compared with the previous year to 25.9 percent (24.9). In recent years, Saab has focused on improved gross margins through cost reductions and efficiency improvements in processes and routines, among other things.

Operating income for the second quarter amounted to SEK 630 m. (404), equal to a margin of 10.6 percent (7.9). Second quarter income was positively affected by gains on the sale of properties and a few small businesses as well as the acquisition of Saab Microwave Systems and the new operations of Saab Surveillance Systems.

Operating income for the first half year amounted to SEK 1,044 m. (953). The operating margin was 9.6 percent (10.1).

Other operating income, SEK 218 m. (239), includes capital gains, currency gains and results from secondary activities. As a whole, administrative and marketing expenses were SEK 246 m. higher than the previous year, mainly due to the acquisitions of Saab Microwave Systems and Saab Danmark (Maersk Data Defence). The period's internally funded investments in research and development amounted to SEK 601 m. (358); SEK 471 m. (249) has been charged to operating income for the year, which includes depreciation of SEK 159 m. (57). Of the year's expenditures, a total of SEK 289 m. (166) has been capitalized. Other operating expenses, SEK -23 m. (-123), consist of exchange rate differences; the previous year includes a receivable revaluation. The share of income in associated companies, SEK 24 m. (8), primarily relates to after-tax income in Taurus GmbH.

Net financial income and expenses amounted to SEK -92 m. (-17), of which the share in income of associated companies held as financial assets amounted to SEK -22 m. (-13). Project interest from unutilized advanced payments reduced the financial net by SEK 83 m. (33) and is recognized as a part of cost of goods sold. Income before taxes amounted to SEK 952 m. (936).

Current and deferred taxes amounted to SEK -244 m. (-207), which means an effective tax rate of 26 percent (22). The low effective tax rate is due to tax-exempt revenue and in the previous year to the utilization of previously uncapitalized tax loss carryforwards.

Net income for the period was SEK 708 m. (729), of which the minority interest amounts to SEK 13 m. (13). Earnings per share for the Parent Company's shareholders' interest amounted to SEK 6.37 (6.56).

The pre-tax return on capital employed during the last 12-month period was 16.5 percent (18.8) and the after-tax return on equity was 13.5 percent (17.1).

Operating income for Defence and Security Solutions improved to SEK 446 m. (344), with a margin of 10.3 percent (9.4). The income improvement is due in part to the new business unit Saab Surveillance Systems as well as Saab Aerotech and Saab Systems. Income includes a capital gain of SEK 47 m. on the sale of a business.

Operating income for Systems and Products improved to SEK 403 m. (382) with an operating margin of 9.4 percent (11.4). Income increased through the acquisition of Saab Microwave Systems. The margin was adversely affected by higher amortization of development expenditures attributable to Saab Microwave Systems. Income was positively affected by SEK 47 m. through a property sale.

Operating income for Aeronautics marginally improved to SEK 188 m. (173). The operating margin of 6.3 percent (5.5) remains under pressure from low margins on certain Gripen contracts as well as low capacity utilization in civilian programs.

Corporate reported operating income of SEK 7 m. (54). Income for 2006 and 2007 was positively affected by a gain of SEK 60 m. (180) on the sale of a subsidiary. Corporate consists of shared Group expenses, income and expenses attributable to support operations, trading, results from certain operating companies and results in connection with liquidations. Consequently, results can vary between periods. Results from leasing operations for the Saab 340 and Saab 2000 fleet, which are reported in Corporate, had no impact on income during the period.

Orders

Order bookings for the second quarter amounted to SEK 2,954 m. (11,431). Order bookings for the first half year totaled SEK 8,345 m. (15,580). Major orders are listed in the section "Important orders". Order bookings have been reduced downward by SEK 1.35 billion owing to the outcome of the renegotiated contract with Pakistan for an airborne surveillance system.

Seventy-one percent (83) of orders came from customers outside Sweden and 68 percent (78) was attributable to defence-related operations.

Order bookings for Defence and Security Solutions decreased to SEK 2,933 m. (11,901). The decrease is directly attributable to the order received from Pakistan in the second quarter of 2006 for an airborne surveillance system worth approximately SEK 8.3 billion, wich was reduced in the second quarter 2007 by SEK 1.35 billion.

Order bookings for Systems and Products rose to SEK 4,069 m. (2,411). The increase is attributable in part to the acquisition of Saab Microwave Systems. Among other business units, order bookings rose for Saab Bofors Dynamics, Saab Training Systems and Saab Barracuda, while order bookings decreased for Saab Avitronics, Saab Space and Saab Underwater Systems due to seasonal variations.

Order bookings for Aeronautics amounted to SEK 2,221 m. (1,947). Order bookings rose for Saab Aerosystems and related to the continued development of Gripen.

The order backlog at the end of the period was SEK 47,767 m. (47,660). Foreign orders account for 81 percent (81) of the backlog.

The order backlog primarily includes:

- Gripen to Sweden and on export
- Airborne early warning systems
- Active and passive countermeasure systems
- Missile systems for air, sea and land
- Structures and subsystems for Airbus and Boeing
- Anti-tank systems
- Command and control, avionics and fire control systems
- Radar systems
- Signature management systems

ACQUISITIONS AND DIVESTMENTS DURING THE YEAR

In February, Saab decided to sell its signal operations for rail traffic to Balfour Beatty Rail, resulting in a gain of SEK 24 m.

Saab and Caran agreed to streamline their consultancy operations in April, whereby Saab acquired Caran's 50% interest in Caran Saab Engineering at the same time that Caran acquired Saab's 40% stake in A2 Acoustics. Moreover, Caran acquired Saab's automotive consulting business. The overall impact on Saab's liquidity was SEK -1 m. The changes have a marginal effect on future sales and income.

In May, a property in Växjö was sold for SEK 162 m. with a gain of approximately SEK 60 m.

In May, Saab reached an agreement to take over the Warhead Division from RUAG of Switzerland. The acquisition requires the approval of Swiss authorities, which is expected in July. The preliminary price is approximately SEK 36 m., and the acquisition has little impact on future sales and income.

In May, Saab acquired the UK underwater vehicle company Seaeye Holdings Ltd. The prelimiary purchase price is SEK 175 m. Seaeye has a turnover of approximately GBP 12 m. and around 50 employees.

In June, the associated company Bofoorsen was divested for SEK 75 m. with a gain of approximately SEK 47 m.

Following an invitation from the Norwegian government

and Norwegian industry, Saab has decided to join as an owner of a new holding company, Aker Holding AS, which in turn owns 40.1% of the listed company Aker Kvaerner ASA. Saab's interest will amount to 7.5% of the capital and votes. The purchase price of the shares is approximately NOK 1.2 billion, of which about 80% is financed with loans. The risk in the loan-financed portion has been reduced through an agreement that hedges this portion of the invested capital but limits the potential return. Saab has the right at specific intervals to sell its investment. The acquisition is contingent on the approval of the Norwegian parliament, a decision which is expected in the autumn 2007.

FINANCIAL POSITION AND LIQUIDITY

Balance sheet

Goodwill and other intangible fixed assets amounted to SEK 8,075 m. (3,335). The increase primarily relates to the acquisition of Saab Microwave Systems. Goodwill amounted to SEK 3,472 m. (1,817) and is largely attributable to the acquisition of Celsius in 2000 and the acquisition of Saab Microwave Systems on September 1, 2006. Other intangible fixed assets amounted to SEK 4,603 m. (1,518), of which capitalized expenditures for product development totaled SEK 3,766 m. (1,498). Amortization of intangible assets for the period amounted to SEK 235 m. (72), of which amortization of capitalized product development amounted to SEK 159 m. (57).

Property, plant and equipment are used in core operations. Investment properties refer to properties leased to outside parties and valued at estimated fair value. Lease assets primarily relate to the leasing fleet of regional aircraft. During the period, 16 aircraft have been sold. Depreciation for the period on tangible fixed assets amounted to SEK 222 m. (164), while depreciation on the leasing fleet amounted to SEK 96 m. (150).

Long-term interest-bearing receivables primarily consist of receivables from asset sales. Shares in associated companies include the shares in Hawker Pacific, Eurenco and Wah Nobel. Deferred tax assets mainly relate to unutilized tax deductions for provisions and unutilized tax loss carryforwards.

Inventories are reported after deducting utilized advances. Other receivables primarily relate to receivables from customers (after deducting utilized advances).

Shareholders' equity related to the Parent Company's shareholders amounted to SEK 9,888 m., compared with SEK 9,802 m. at the beginning of the year, or SEK 90.59 per share after dilution (89.80). The equity/assets ratio was 30.9 percent, against 30.6 percent at the beginning of the year.

Provisions for pensions amounted to SEK 251 m., compared with SEK 412 m. on December 31, 2006. During the first half year, the Saab Pension Fund was capitalized with a total of SEK 161 m., of which pension costs accounted for SEK 118 m. The remainder relates to a business unit that joined the pension fund. The market value of the Saab Pension Fund was SEK 3,234 m. at the end of the period, and the solvency margin was 92 percent as of June 30.

Deferred tax refers to temporary differences between the carrying value of assets and liabilities and their value for tax purposes. Other provisions chiefly relate to obligations and anticipated deficits attributable to regional aircraft.

Liquidity and finance

Cash, marketable securities and short-term investments, less liabilities to credit institutions, decreased by SEK 602 m. during the first half year. As a result, the Group has net debt of SEK 863 m., compared with net debt of SEK 261 m. at the beginning of the year. The Group's net liquidity, including interest-bearing receivables and after the deduction of provisions for pensions, amounted to SEK 190 m., against SEK 605 m. at the beginning of the year.

Cash flow

Operating cash flow amounted to SEK 9 m. (758) during the period and was distributed between cash flow from core operating activities of SEK -470 m. (-287), acquisitions SEK -138 m. (-73), divestments of subsidiaries and associated companies SEK 308 m. (620) and the regional aircraft business SEK 309 m. (-76). During the period, a net of 16 Saab 340 were sold, due to which working capital decreased and cash flow from investing activities was positively affected.

CAPITAL EXPENDITURES, PERSONNEL AND OWNERS

Capital expenditures

Gross capital expenditures in property, plant and equipment, excluding lease assets, amounted to SEK 202 m. (171).

Personnel

At the end of the period, the Group had 13,672 employees, against 13,577 at the beginning of the year.

Owners

Saab's 15 largest shareholders are BAE Systems, Investor AB, the Wallenberg foundations, AMF Pension funds, Swedbank Robur funds, Odin funds, SEB funds, JP Morgan Chase Bank, Nordea funds, Öresund, Ssb Cl Omnibus Ac, Nordea Bank Finland, US Residents Omnibus Lending, SHB/SPP funds and Eikos fund.

PARENT COMPANY

The Parent Company's sales during the first half year amounted to SEK 7,053 m. (5,215). Operating income was SEK 434 m. (474) and income before taxes amounted to SEK 620 m. (728). Net income for the period was SEK 487 m. (620). Due to differences in the accounting principles for capitalized R&D and pensions, the Parent Company's operating income was negatively affected by SEK 227 m. compared with the Group.

The Parent Company's net debt amounted to SEK 4,171 m., compared with net liquidity of SEK 844 m. on June 30, 2006. Net debt at year-end 2006 was SEK 3,962 m. Gross capital expenditures in property, plant and equipment amounted to SEK 120 m. (118). The number of employees at the end of the period was 8,143, compared with 6,918 at the beginning of the year.

As of January 1, 2007, the Parent Company includes the operations of the business unit Saab Microwave Systems. Previously included were Saab Aerosystems, Saab Aerostructures, the Swedish portions of Saab Systems and Saab Avitronics, Saab Communications and Saab Aerotech.

RISKS AND UNCERTAINTY FACTORS

Saab's operations primarily involve the development, production and supply of technologically advanced hardware and software to customers around the world. The international part of the business is growing. Projects generally entail significant amounts of money, long periods of time and the technological development or refinement of the product. In addition to customer and supplier relations, international operations involve joint ventures and other collaborations with other industries as well as the establishment of operations abroad.

Operations entail significant risk-taking in various respects. The key risk areas are political, operating and financial risks. Various policies and instruments govern the management of significant risks.

Saab conducts significant development projects and manages the associated risks. Saab applies the percentage-of-completion method to recognize revenue from long-term customer projects. An estimation of total costs is critical to this method, and the outcome of technical and commercial risks may affect income.

The general description of the risk areas for 2007 can be found on pages 38–40 of the annual report for 2006.

Financial information dates:

Interim Report January–September 2007 published October 19, 2007
Year-end report January–December 2007 published February 14, 2008

For further information, please contact

Media:
Peter Larsson, Press Secretary
Tel. +46-734-18 00 18
Financial market:
Göran Wedholm, Manager Investor Relations
Tel. +46-13-18 71 21, +46-734-18 71 21
Lars Wahlund, SVP Finance
Tel. +46-13-18 71 35, +46-734-18 71 35
Lars Granlöf, CFO
Tel. +46-8-463 01 48, +46-734-18 71 48

Press conference

with CEO Åke Svensson, CFO Lars Granlöf and Lars Wahlund, SVP Finance
Today, Friday, July 13, 2007, 9:30 a.m. (CET)
World Trade Center, Stockholm
Contact Peter Larsson, Press Secretary, tel. +46-734-18 00 18

International teleconference

Today, Friday, July 13, 2007, 3:00 p.m. (CET)
Contact Marita Sidén to register and for further information
Tel. +46-13-18 71 49, +46-734 18 71 49

Consolidated income statement

SEK m.	Note	6 mos. 2007	6 mos. 2006	Rolling 12 mos.	12 mos. 2006
Sales	3	10,852	9,456	22,459	21,063
Cost of goods sold		-8,038	-7,106	-16,707	-15,775
Gross income		2,814	2,350	5,752	5,288
Gross margin		25.9%	24.9%	25.6%	25.1%
Other operating income		218	239	309	330
Marketing expenses		-817	-693	-1,770	-1,646
Administrative expenses		-701	-579	-1,401	-1,279
Research and development costs		-471	-249	-1,027	-805
Other operating expenses		-23	-123	-65	-165
Share in income of associated companies		24	8	38	22
Operating income[1]	3	1,044	953	1,836	1,745
Operating margin		9.6%	10.1%	8.2%	8.3%
Share in income of associated companies		-22	-13	-37	-28
Financial income		47	98	63	114
Financial expenses		-117	-102	-153	-138
Net financial items		-92	-17	-127	-52
Income before taxes		952	936	1,709	1,693
Taxes	4	-244	-207	-383	-346
Net income for the period		708	729	1,326	1,347
of which Parent Company shareholders' interest		695	716	1,279	1,300
of which minority interest		13	13	47	47
Earnings per share after dilution, SEK[2]		6.37	6.56	11.72	11.91
Earnings per share before dilution, SEK[3]		6.37	6.56	11.72	11.91
[1] Includes depreciation/amortization and impairments of		-553	-386	-1,223	-1,056
of which depreciation of lease assets		-96	-150	-228	-282
[2] Average number of shares after dilution		109,150,344	109,150,344	109,150,344	109,150,344
[3] Average number of shares before dilution		109,113,144	109,150,344	109,131,744	109,150,344

Quarterly income statement

SEK m.	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Sales	5,935	4,917	7,347	4,260	5,145	4,311
Cost of goods sold	-4,471	-3,567	-5,602	-3,067	-3,909	-3,197
Gross income	1,464	1,350	1,745	1,193	1,236	1,114
Gross margin	24.7%	27.5%	23.8%	28.0%	24.0%	25.8%
Other operating income	178	40	68	23	54	185
Marketing expenses	-434	-383	-585	-368	-358	-335
Administrative expenses	-349	-352	-370	-330	-299	-280
Research and development costs	-239	-232	-404	-152	-130	-119
Other operating expenses	-14	-9	-47	5	-102	-21
Share in income of associated companies	24	-	16	-2	3	5
Operating income[1]	630	414	423	369	404	549
Operating margin	10.6%	8.4%	5.8%	8.7%	7.9%	12.7%
Share in income of associated companies	1	-23	-13	-2	-12	-1
Financial income	17	30	-23	39	39	59
Financial expenses	-76	-41	13	-49	-28	-74
Net financial items	-58	-34	-23	-12	-1	-16
Income before taxes	572	380	400	357	403	533
Taxes	-134	-110	-32	-107	-102	-105
Net income for the period	438	270	368	250	301	428
of which Parent Company's shareholders' interest	434	261	347	237	293	423
of which minority interest	4	9	21	13	8	5
Earnings per share after dilution, SEK[2]	3.98	2.39	3.18	2.17	2.68	3.88
Earnings per share before dilution, SEK[3]	3.98	2.39	3.18	2.17	2.68	3.88
[1] Includes depreciation/amortization and impairments of	-294	-259	-435	-235	-191	-195
of which depreciation of lease assets	-45	-51	-65	-67	-71	-79
[2] Average number of shares after dilution	109,150,344	109,150,344	109,150,344	109,150,344	109,150,344	109,150,344
[3] Average number of shares before dilution	109,075,944	109,150,344	109,150,344	109,150,344	109,150,344	109,150,344

Consolidated balance sheet

SEK m.	Note	6/30/2007	12/31/2006	6/30/2006
ASSETS				
Fixed assets				
Intangible fixed assets		8,075	7,821	3,335
Tangible fixed assets		4,204	4,295	4,136
Lease assets		2,061	2,417	3,244
Biological assets		231	230	209
Investment properties		67	66	61
Shares in associated companies		232	270	255
Financial investments		261	122	117
Long-term receivables		965	991	1,136
Deferred tax receivables		494	362	206
Total fixed assets		16,590	16,574	12,699
Current assets				
Inventories		5,467	4,957	4,293
Derivatives		352	538	496
Tax receivables		112	146	143
Accounts Receivable		3,390	3,324	2,739
Prepaid expenses and accrued income		900	652	812
Other receivables		5,179	5,053	2,877
Short-term investments		-	-	3,067
Cash and marketable securities	6	796	1,393	866
Total current assets		16,196	16,063	15,293
Assets held for sale		-	134	36
Total assets	11	**32,786**	**32,771**	**28,028**

SEK m.	Note	6/30/2007	12/31/2006	6/30/2006
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Parent Company's shareholders' interest		9,888	9,802	9,233
Minority interest		236	223	290
Total shareholders' equity		10,124	10,025	9,523
Long-term liabilities				
Long-term interest-bearing liabilities		619	590	725
Lease obligations		185	245	318
Other liabilities		316	342	377
Provisions for pensions	8	251	412	433
Other provisions		2,209	1,961	2,162
Deferred tax liabilities		811	789	28
Total long-term liabilities		4,391	4,339	4,043
Current liabilities				
Short-term interest-bearing liabilities		1,040	1,064	354
Advance payments from customers		3,868	3,642	3,177
Accounts payable		1,299	1,422	1,043
Lease obligations		78	212	697
Derivatives		271	172	208
Tax liabilities		533	298	184
Other liabilities		875	1,115	907
Accrued expenses and deferred income		9,402	9,371	7,324
Provisions		905	1,109	568
Total current liabilities		18,271	18,405	14,462
Liabilities attributable to assets held for sale		-	2	-
Total liabilities		22,662	22,746	18,505
Total shareholders' equity and liabilities	11	**32,786**	**32,771**	**28,028**

Changes in shareholders' equity

SEK m.	Equity attributable to Parent Company's shareholders							
			OTHER RESERVES					
	Capital stock	Other capital contributions	Net gain on cash flow hedges	Translation reserve	Retained earnings	Total	Minority interest	**Total shareholders' equity**
Opening balance, January 1, 2007	1,746	543	72	-8	7,449	9,802	223	**10,025**
Items reported directly in shareholders' equity:								
Translation differences for the period	-	-	-	16	-	16	1	**17**
Net gain on cash flow hedges	-	-	-101	-	-	-101	-	**-101**
Other changes in shareholders' equity:								
Net income for the period	-	-	-	-	695	695	13	**708**
Transactions with owners:								
Dividend	-	-	-	-	-464	-464	-3	**-467**
Share repurchase	-	-	-	-	-58	-58	-	**-58**
Acquisition and sale of operations	-	-	-	-	-2	-2	2	**-**
Closing balance, June 30, 2007	1,746	543	-29	8	7,620	9,888	236	**10,124**
Opening balance, January 1, 2006	1,746	543	6	298	6,586	9,179	314	**9,493**
Items reported directly in shareholders' equity:								
Translation differences for the period	-	-	-	-312	-	-312	-37	**-349**
Net gain on cash flow hedges	-	-	87	-	-	87	-	**87**
Other changes in shareholders' equity:								
Net income for the period	-	-	-	-	716	716	13	**729**
Transactions with owners:								
Dividend	-	-	-	-	-437	-437	-	**-437**
Closing balance, June 30, 2006	1,746	543	93	-14	6,865	9,233	290	**9,523**

Statement of cash flows

SEK m.	Note	6 mos. 2007	6 mos. 2006	12 mos. 2006
Operating activities				
Income after financial items		952	936	1,693
Transfered to pension fund		-161	-2,581	-2,566
Adjustments for items not affecting cash flow		706	553	1,454
Income tax paid		-147	-52	-115
Cash flow from operating activities before changes in working capital		1,350	-1,144	466
Cash flow from changes in working capital				
Increase(–)/Decrease(+) in inventories		-455	-488	-767
Increase(–)/Decrease(+) in current receivables		-642	-1,098	-1,700
Increase(+)/Decrease(–) in advance payments from customers		210	-310	-853
Increase(+)/Decrease(–) in lease obligations		-193	-353	-832
Increase(+)/Decrease(–) in other current liabilities		-73	1,075	2,290
Increase(+)/Decrease(–) in provisions		-210	-77	-201
Cash flow from operating activities		**-13**	**-2,395**	**-1,597**
Investing activities				
Investments in intangible fixed assets		-24	-	-67
Capitalized development costs		-289	-166	-463
Investments in tangible fixed assets		-202	-171	-433
Sale of tangible fixed assets		24	27	31
Sale of lease assets		307	302	823
Investments in and sale of financial assets		-33	1,976	4,606
Investments in subsidiaries, net effect on liquidity	7	-138	-73	-3,403
Sale of subsidiaries, net effect on liquidity	7	308	219	219
Cash flow from investing activities		**-47**	**2,114**	**1,313**
Financing activities				
Loans raised		-	70	630
Amortization of loans		-18	-	-
Share repurchase		-58	-	-
Dividend paid to Parent Company's shareholders		-464	-437	-437
Dividend paid to minority interest		-3	-	-4
Cash flow from financing activities		**-543**	**-367**	**189**
Cash flow for the period	6	**-603**	**-648**	**-95**
Liquid assets at beginning of year		1,389	1,557	1,557
Exchange rate difference in liquid assets		10	-43	-73
Liquid assets at end of period	6	**796**	**866**	**1,389**

Quarterly information [1]

SEK m.	JANUARY-MARCH 2007		2006		APRIL-JUNE 2007		2006	
Sales								
Defence and Security Solutions	2,053		1,738		2,264		1,934	
Systems and Products	1,885		1,482		2,417		1,879	
Aeronautics	1,383		1,591		1,621		1,534	
Corporate	20		69		11		49	
Internal sales	-424		-569		-378		-251	
Total	**4,917**		**4,311**		**5,935**		**5,145**	
Operating income								
Defence and Security Solutions	230	11.2%	192	11.0%	216	9.5%	152	7.9%
Systems and Products	158	8.4%	143	9.6%	245	10.1%	239	12.7%
Aeronautics	67	4.8%	72	4.5%	121	7.5%	101	6.6%
Corporate	-41		142		48		-88	
Total	**414**	**8.4%**	**549**	**12.7%**	**630**	**10.6%**	**404**	**7.9%**
Net financial items	-34		-16		-58		-1	
Income before taxes	**380**		**533**		**572**		**403**	
Net income for the period	**270**		**428**		**438**		**301**	
Attributable to Parent Company's shareholders	**261**		**423**		**434**		**293**	
Earnings per share after dilution	**2.39**		**3.88**		**3.98**		**2.68**	
No. of shares after dilution, thousands	**109,150**		**109,150**		**109,150**		**109,150**	

SEK m.	JULY–SEPTEMBER 2007	2006		OCTOBER–DECEMBER 2007	2006	
Sales						
Defence and Security Solutions		1,913			2,443	
Systems and Products		1,417			3,802	
Aeronautics		1,233			1,652	
Corporate		49			37	
Internal sales		-352			-587	
Total		**4,260**			**7,347**	
Operating income						
Defence and Security Solutions		199	10.4%		332	13.6%
Systems and Products		106	7.5%		143	3.8%
Aeronautics		39	3.2%		-22	-1.3%
Corporate		25			-30	
Total		**369**	**8.7%**		**423**	**5.8%**
Net financial items		-12			-23	
Income before taxes		**357**			**400**	
Net income for the period		**250**			**368**	
Attributable to Parent Company's shareholders		**237**			**347**	
Earnings per share after dilution		**2.17**			**3.18**	
No. of shares after dilution, thousands		**109,150**			**109,150**	

[1] For information on the business segments, see note 3 on page 19.

Five-year overview

SEK m., unless otherwise stated	2006	2005	2004 [5]	2003	2002
Order bookings	27,575	17,512	16,444	19,606	19,521
Order backlog at Dec. 31	51,099	42,198	43,162	45,636	43,082
Sales	21,063	19,314	17,848	17,250	16,538
Foreign market sales, %	65	56	48	46	41
Operating income	1,745	1,652	1,853	1,293	1,220
Operating margin, %	8.3	8.6	10.4	7.5	7.4
Operating margin before depreciation/amortization and impairments, excluding leasing, %	12.0	11.3	13.1	11.1	11.2
Income after financial items	1,693	1,551	1,712	1,073	993
Net income for the year	1,347	1,199	1,310	746	732
Total assets	32,771	30,594	27,509	28,704	28,109
Operating cash flow	-1,900	2,645	325	545	-92
Return on capital employed, %	14.5	14.6	17.3	12.7	11.6
Return on equity, %	13.8	13.5	16.7	10.8	10.8
Equity/assets ratio, %	30.6	31.0	29.9	24.4	24.3
Earnings per share, SEK [2] [4]	11.91	10.89	11.78	7.00	6.87
after dilution, SEK [3] [4]	11.91	10.89	11.78	6.91	6.78
Dividend per share, SEK	4.25	4.00	3.75	3.50	3.50
Equity per share, SEK [1]	89.80	84.10	74.89	65.75	64.17
Number of employees at year-end	13,577	12,830	11,936	13,414	14,036

[1] Number of shares as of December 31, 2006/2005/2004: 109,150,344; 2003: 106,517,563 and 2002: 106,510,374

[2] Average number of shares 2006/2005: 109,150,344; 2004: 108,234,126; 2003: 106,513,969 and 2002: 106,487,407

[3] Average number of shares 2006/2005: 109,150,344; 2004: 108,234,126, after dilution 2002-2003: 109,247,175. Conversion of the debenture loan concluded on July 15, 2004.

[4] Net income for the year less minority interest divided by the average number of shares.

[5] Restated according to IFRS, previous years are not restated

Key ratios and targets

Percent	target	6 mos. 2007	6 mos. 2006	12 mos. 2006
Operating margin before depreciation/amortization and impairments excluding leasing, %	15.0	13.8	12.6	12.0
Operating margin, %	10.0	9.6	10.1	8.3
Earnings per share, SEK [1]		6.37	6.56	11.91
Return on capital employed before tax, %		16.5	18.8	14.5
Return on equity after tax, %	15.0	13.5	17.1	13.8
Equity/assets ratio, %	30.0	30.9	34.0	30.6
Equity per share after dilution, SEK [1]		90.59	84.59	89.80
Equity per share before dilution, SEK [2]		90.87	84.59	89.80

[1] Average number of shares after dilution 109,150,344

[2] Average number of shares before dilution 108,815,544

Parent Company income statement

SEK m.	6 mos. 2007	6 mos. 2006	12 mos. 2006
Sales	7,053	5,215	10,940
Cost of goods sold	-5,432	-3,998	-8,505
Gross income	1,621	1,217	2,435
Gross margin	23.0%	23.3%	22.3%
Marketing expenses	-460	-303	-784
Administrative expenses	-383	-289	-601
Research and development costs	-381	-152	-483
Other operating income	44	28	59
Other operating expenses	-7	-27	-55
Operating income	434	474	571
Operating margin	6.2%	9.1%	5.2%
Financial income and expenses:			
Result from securities and receivables held as fixed assets	303	318	765
Other interest income and similar items	55	90	144
Interest expenses and similar items	-172	-154	-212
Income after financial items	620	728	1,268
Appropriations	-	-	11
Income before taxes	620	728	1,279
Taxes	-133	-108	-259
Net income for the period	487	620	1,020

Parent Company balance sheet

SEK m	Note	30/6 2007	31/12 2006	30/6 2006
ASSETS				
Fixed assets				
Intangible fixed assets		80	63	14
Tangible fixed assets		2,281	2,309	1,815
Participations in Group companies		12,125	12,038	8,823
Receivables from Group companies		294	301	141
Participations in associated companies and joint ventures		182	392	343
Receivables from associated companies and joint ventures		15	15	14
Deferred tax receivables		503	537	579
Financial assets		114	122	115
Total fixed assets		15,594	15,777	11,844
Current assets				
Inventories, etc		4,583	4,010	3,198
Receivables from Group companies		3,118	2,869	3,219
Receivables from associated companies and joint ventures		158	196	213
Other receivables		3,863	2,907	2,994
Cash and bank balances		57	701	3,392
Total current assets		11,779	10,683	13,016
TOTAL ASSETS		**27,373**	**26,460**	**24,860**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Equity				
Shareholders' equity		6,055	5,557	5,913
Net income for the period		487	1,020	620
Total shareholders' equity		6,542	6,577	6,533
Untaxed reserves		438	352	363
Provisions				
Provisions for pensions and similar commitments		255	160	214
Other provisions		1,481	1,526	1,362
Total provisions		1,736	1,686	1,576
Liabilities				
Interest-bearing liabilities		223	118	172
Liabilities to Group companies		8,348	9,089	6,765
Advance payments from customers		2,030	2,152	2,576
Liabilities to associated companies and joint ventures		6	80	12
Other liabilities		8,050	6,406	6,863
Total liabilities		18,657	17,845	16,388
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**27,373**	**26,460**	**24,860**

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1

CORPORATE INFORMATION

Saab AB (publ), corporate identity no. 556036-0793, maintains its registered office in Linköping, Sweden. The address of the company's head office is Kungsbron 1, Stockholm, with the mailing address Box 70 363, SE-107 24 Stockholm, Sweden, and the telephone number +46-8-463 00 00. Saab has been listed on OMX Nordic Exchange in Stockholm since 1998 and on the large cap list from October 2006. The company's operations, including subsidiaries and associated companies, are described on page 4.

The Board of Directors and the President approved this interim report for the period January 1 – June 30, 2007 for publication on July 13, 2007.

NOTE 2

ACCOUNTING PRINCIPLES

This interim report is prepared according to the Annual Accounts Act and IAS 34.

The same accounting principles have been applied during the period as in 2006, as described on pages 56-62 of the annual report 2006. The interim report does not contain all the information and disclosures available in the annual report, and the interim report should be read together with the annual report for 2006.

NOTE 3

SEGMENT REPORTING

Saab is one of the world's leading high-technology companies, with its main operations in defence, aviation and space. Operations are primarily focused on well-defined areas in defence electronics, missile systems and space electronics as well as military and commercial aviation. Saab is also active in technical services and maintenance.

While Europe is its main market, Saab has growing markets in Australia, South Africa and the U.S.

For a description of the business segments, see page 4.

SALES AND ORDER INFORMATION

Sales by business segment

SEK m.	6 mos 2007	6 mos 2006	Change	Q2 2007	Q2 2006	Rolling 12 mos.	12 mos. 2006
Defence and Security Solutions	4,317	3,672	17.6%	2,264	1,934	8,673	8,028
Systems and Products	4,302	3,361	28.0%	2,417	1,879	9,521	8,580
Aeronautics	3,004	3,125	-3.9%	1,621	1,534	5,889	6,010
Corporate	31	118		11	49	117	204
Internal sales	-802	-820		-378	-251	-1,741	-1,759
Total	10,852	9,456	14.8%	5,935	5,145	22,459	21,063

NOTE 3 continued

Sales by geographic market

SEK m.	6 mos. 2007	% of sales	6 mos. 2006	% of sales	12 mos. 2006	% of sales
Sweden	3,963	36%	3,700	39%	7,349	35%
Rest of EU	3,025	28%	2,357	25%	6,080	29%
Rest of Europe	169	2%	111	1%	292	1%
Total, Europe	7,157	66%	6,168	65%	13,721	65%
North America	634	6%	780	8%	1,746	8%
Latin America	20	0%	19	0%	57	0%
Asia	1,085	10%	671	7%	1,757	8%
Australia, etc.	456	4%	526	6%	975	5%
Africa	1,500	14%	1,292	14%	2,807	14%
Total	10,852	100%	9,456	100%	21,063	100%

Order bookings by business segment

SEK m.	6 mos 2007	6 mos 2006	Q2 2007	Q2 2006	12 mos. 2006
Defence and Security Solutions	2,933	11,901	819	10,012	16,415
Systems and Products	4,069	2,411	1,731	930	7,691
Aeronautics	2,221	1,947	932	801	4,956
Corporate	26	21	11	11	53
Internal	-904	-700	-539	-323	-1,540
Total	8,345	15,580	2,954	11,431	27,575

Order backlog by business segment

SEK m.	June 30,2007	Dec. 31,2006	June 30,2006
Defence and Security Solutions	12,255	13,654	13,365
Systems and Products	18,107	18,296	15,301
Aeronautics	19,507	20,440	20,438
Corporate	-	12	65
Internal	-2,102	-1,957	-1,509
Total	47,767	50,445	47,660

NOTE 3 continued

OPERATING INCOME

Operating income by business segment

SEK m.	6 mos. 2007	% of sales	6 mos. 2006	% of sales	Rolling 12 mos.	% of sales	12 mos. 2006	% of sales
Defence and Security Solutions	446	10.3%	344	9.4%	977	11.3%	875	10.9%
Systems and Products	403	9.4%	382	11.4%	652	6.8%	631	7.4%
Aeronautics	188	6.3%	173	5.5%	205	3.5%	190	3.2%
Corporate	7		54		2		49	
Total	1,044	9.6%	953	10.1%	1,836	8.2%	1,745	8.3%

Depreciation/amortization and impairments by business segment

SEK m.	6 mos 2007	6 mos 2006	Q2 2007	Q2 2006	12 mos. 2006
Defence and Security Solutions	98	41	51	22	131
Systems and Products	223	92	108	47	392
Aeronautics	66	57	36	28	128
Corporate - lease assets	96	150	45	71	282
Corporate - other	70	46	54	23	123
Total	553	386	294	191	1,056

OPERATING CASH FLOW AND CAPITAL EMPLOYED

Cash flow by business segment

SEK m.	6 mos. 2007	6 mos. 2006	12 mos. 2006
Defence and Security Solutions	312	373	619
Systems and Products	-329	-158	-33
Aeronautics	-85	30	-71
Corporate	111	513	-2,415
Total	9	758	-1,900

NOTE 3 continued

Capital employed by business segment

SEK m.	June 30,2007	Dec. 31,2006	June 30,2006
Defence and Security Solutions	4,761	4,663	3,795
Systems and Products	8,246	7,523	4,439
Aeronautics	3,547	2,158	1,468
Corporate	-4,520	-2,253	1,332
Total	12,034	12,091	11,034

PERSONNEL

Personnel by business segment

Number at end of period	June 30, 2007	Dec. 31, 2006	Change	June 30, 2006
Defence and Security Solutions	4,902	4,843	59	4,510
Systems and Products	5,209	5,197	12	4,129
Aeronautics	2,945	2,904	41	2,960
Corporate	616	633	-17	704
Total	13,672	13,577	95	12,303

NOTE 4

TAXES

SEK m.	6 mos. 2007	6 mos. 2006
Current tax	-298	-52
Deferred tax	54	-155
Total	-244	-207

NOTE 5

DIVIDEND TO PARENT COMPANY'S SHAREHOLDERS

At its meeting on February 15, 2007, the Board of Directors decided to propose to the Annual General Meeting that the Parent Company's shareholders receive a dividend of SEK 4.25 per share, totaling SEK 464 m. The Board's dividend motivation can be found on page 104 of the annual report 2006.

The Annual General Meeting on April 12, 2007 approved the Board's proposal and set April 17, 2007 as the record day and decided that the dividend would be paid on April 20, 2007.

NOTE 6

SUPPLEMENTAL INFORMATION ON STATEMENT OF CASH FLOWS

Liquid assets at end of period

SEK m.	June 30, 2007	June 30, 2006	Dec. 31, 2006
The following components are included in liquid assets:			
Cash and bank balances (incl. available overdraft facilities)	764	798	1,290
Deposits	32	68	103
Total according to balance sheet	796	866	1,393
Immediately cancelable overdraft facilities	-	-	-4
Total according to statement of cash flows	**796**	**866**	**1,389**

Operating cash flow vs. statement of cash flows

SEK m.	6 mos. 2007	6 mos. 2006	12 mos. 2006
Operating cash flow	9	758	-1,900
Investing activities – interest-bearing:			
Short-term investments	-	1,731	4,868
Financial investments and receivables	-26	-189	-686
Financing activities:			
Loans raised	-	70	630
Amortization of loans	-18	-	-
Establishment of pension fund	-43	-2,581	-2,566
Share repurchase	-58	-	-
Dividend paid to the Parent Company's shareholders	-464	-437	-437
Dividend paid to minority interest	-3	-	-4
Cash flow for the period	-603	-648	-95

NOTE 6: continued

Specification of operating cash flow 6 mos. 2007

SEK m.	Saab excl. acquisitions/ divestments and SAL	Acquisitions and divestments	Saab Aircraft Leasing	Total Group
Cash flow from operating activities before changes in working capital	1 008	-	385	1,393
Cash flow from changes in working capital				
Inventories	-471	-	16	-455
Receivables	-774	-	132	-642
Advance payments from customers	210	-	-	210
Lease obligations	-	-	-193	-193
Other liabilities	182	-	-255	-73
Provisions	-127	-	-83	-210
Change in working capital	-980	-	-383	-1,363
Cash flow from operating activities	**28**	**-**	**2**	**30**
Investing activities				
Investments in intangible fixed assets	-313	-	-	-313
Investments in tangible fixed assets	-202	-	-	-202
Sale of tangible fixed assets	24	-	-	24
Sale of lease assets	-	-	307	307
Sale of and investment in shares, etc.	-7	-	-	-7
Investments in subsidiaries, net effect on liquidity	-	-138	-	-138
Sale of subsidiaries, net effect on liquidity	-	308	-	308
Cash flow from investing activities	**-498**	**170**	**307**	**-21**
OPERATING CASH FLOW	**-470**	**170**	**309**	**9**

NOTE 7

ACQUISITIONS AND DIVESTMENTS

On September 1, 2006, Saab acquired all the shares (100 percent) in Ericsson Microwave Systems AB and Maersk Data Defence A/S.

The acquisitions of Ericsson Microwave Systems AB and Maersk Data Defence A/S have the following effects on the Group' assets and liabilities:

Ericsson Microwave Systems AB (preliminary)

SEK m.	Reported value at acquistion	Fair value reported in Group
Intangible fixed assets	2,000	2,859
Tangible fixed assets	223	223
Financial fixed assets	87	87
Deferred tax assets	173	173
Inventories	171	171
Other receivables	1,653	1,653
Liquid assets	616	616
Provisions	-280	-280
Deferred tax liabilities	-615	-856
Advance payments from customers	-1,482	-1,482
Accounts payable and other liabilities	-927	-927
Net identified assets and liabilities	**1,619**	**2,237**
Goodwill		1,532
Purchase price		**3,769**
Liquid assets (acquired)		-616
Net cash flow out		**3,153**

The acquisition analysis remains preliminary, since the final purchase price has not been determined.

The first preliminary acquisition analysis was presented in the interim report for the third quarter of 2006.

Description of identified intangible assets

Intangible assets primarily consist of expenditures for product development/technology and customer relations. The estimated amortization schedule is 5 to 15 years.

Maersk Data Defence A/S (definitive)

SEK m.	Reported value at acquistion	Fair value reported in Group
Intangible fixed asset	15	15
Tangible fixed assets	2	2
Deferred tax assets	16	16
Inventories	19	19
Other receivables	23	23
Liquid assets	25	25
Provisions	-11	-11
Deferred tax liabilities	-4	-4
Interest-bearing liabilities	-12	-12
Accounts payable and other liabilities	-61	-61
Net identified assets and liabilities	**12**	**12**
Goodwill		-
Purchase price		**12**
Liquid assets (acquired)		-25
Net cash flow in		**13**

The acquisition analysis is now definitive after the final purchase price was set at SEK 12 m.

The first preliminary acquisition analysis was presented in the interim report for the third quarter of 2006.

Description of identified intangible assets

Product development/technology primarily consists of investments in a number of key technologies, the most prominent of which is the DACCIS command and control system. The amortization schedule is estimated at 10 years.

Acquisitions and divestments during the first half year 2007

In February, Saab decided to sell its signal operations for rail traffic to Balfour Beatty Rail for a gain of SEK 24 m.

Saab and Caran agreed to streamline their consultancy operations in April, whereby Saab acquired Caran's 50% interest in Caran Saab Engineering at the same time that Caran acquired Saab's 40% stake in A2 Acoustics. Moreover, Caran acquired Saab's automotive consulting business. The overall impact on Saab's liquidity was SEK -1 m. The changes have a marginal effect on future sales and income.

In May, a property in Växjö was sold for SEK 162 m. with a gain of approximately SEK 60 m.

In May, Saab reached an agreement to take over the Warhead Division of RUAG of Switzerland. The acquisition requires the approval of Swiss authorities, which is expected in July. The preliminary price is SEK 36 m., and the acquisition has little impact on future sales and income.

In May, Saab acquired the UK underwater vehicle company Seaeye Holdings Ltd. The preliminary price is SEK 175 m. Seaeye has a turnover of approximately GBP 12 m. and around 50 employees.

In June, the associated company Booforsen was divested for SEK 75 m., with a gain of approximately SEK 47 m.

Following an invitation from the Norwegian government and Norwegian industry, Saab has decided to join as an owner of a new holding company, Aker Holding AS, which in turns owns 40.1% of the listed company Aker Kvaerner ASA. Saab's interest will amount to 7.5% of the capital and votes. The purchase price of the shares is approximately NOK 1.2 billion, of which about 80% is financed with loans. The risk in the loan-financed portion has been reduced through an agreement that hedges this portion of the invested capital but limits the potential return. Saab has the right at specific intervals to sell its investment. The acquisition is contingent on the approval of the Norwegian parliament, a decision on which is expected in autumn 2007.

Acquisition analyses and the effects on the Group's liquidity will be presented in the interim report for the third quarter.

NOTE 8

DEFINED-BENEFIT PLANS

Saab has defined-benefit pension plans where post-employment compensation is based on a percentage of the recipient's salary. The predominant plan is the ITP plan, which is secured through a pension fund. The Saab Pension Fund had assets of SEK 3,234 m. as of June 30, 2007.

NOTE 9

CONTINGENT LIABILITIES

No additional obligations were added during the period.

NOTE 10

TRANSACTIONS WITH RELATED PARTIES

No significant transactions have occured during the first 6 months 2007.

Related parties with which the Group has transactions are described in the annual report for 2006, note 43.

NOTE 11

CONDENSED SUBDIVIDED BALANCE SHEET AS OF JUNE 30, 2007

SEK m.	Saab	Saab Aircraft Leasing	Eliminations	Saab Group
Assets				
Intangible fixed assets	8,075	-	-	8,075
Tangible fixed assets	4,502	-	-	4,502
Lease assets	3	2,058	-	2,061
Long-term interest-bearing receivables	509	-	-	509
Shares, etc.	1,832	119	-1,500	451
Deferred tax assets	340	154	-	494
Inventories	5,461	6	-	5,467
Short-term interest-bearing receivables	206	589	-	795
Other receivables	9,179	457	-	9,636
Cash and marketable securities	764	32	-	796
Total assets	30,871	3,415	-1,500	32,786
Shareholders' equity and liabilities				
Shareholders' equity	10,031	1,593	-1,500	10,124
Provisions for pensions	251	-	-	251
Deferred tax liabilities	811	-	-	811
Other provisions	2,122	992	-	3,114
Interest-bearing liabilities	1,659	-	-	1,659
Lease obligations	-	263	-	263
Advance payments from customers	3,868	-	-	3,868
Other liabilities	12,129	567	-	12,696
Total shareholders' equity and liabilities	30,871	3,415	-1,500	32,786

NOTE 12

FORECAST 2007

For 2007 Saab expects growth in line with 2006 and an operating margin including structural costs slightly higher than 2006.

The Board of Directors and the President have ensured that six-month report provides an accurate overview of the Parent Company's and the Group's operations, financial position and results, and that it describes the significant risks and uncertainties faced by the Parent Company and the companies in the Group.

Linköping, July 13, 2007

Marcus Wallenberg
Chairman

Lennart Johansson
Board member

Erik Belfrage
Board member

Michael J. O'Callaghan
Board member

Peter Nygårds
Board member

George Rose
Board member

Lena Treschow Torell
Board member

Per-Arne Sandström
Board member

Johan Löfling
Board member

Ragnar Ludvigsson
Board member

Catarina Carlqvist
Board member

Åke Svensson
President and CEO

Audit report

Introduction

We have reviewed the interim report for the period January 1, 2007 to June 30, 2007 for Saab AB (publ). The Board of Directors and the President are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information, in all essential respects, has not been prepared for the Group's part in accordance with IAS 34 and the Annual Accounts Act and for the Parent Company's part in accordance with the Annual Accounts Act.

Linköping, July 13, 2007

Ernst & Young AB

Erik Åström
Authorized Public Accountant

Deloitte AB

Tommy Mårtensson
Authorized Public Accountant

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
July 18, 2007

Reference
CU 07:061 E

Cecilia Schön Jansson new Communications Director at Saab

Cecilia Schön Jansson has been appointed new Communications Director at Saab, thereby becoming a member of the Saab Group's management.

"Cecilia has exactly the wide experience of strategic communications work that an ever expanding Saab needs. She also has a solid background as a manager and leader. We are delighted that she will be joining us," says Saab's CEO Åke Svensson.

Cecilia Schön Jansson is currently Communications Director at Alecta. Prior to that she has also been Communications Director at Skanska and at Trygg-Hansa and has been Communication Manager with companies including Ericsson and SAS. Cecilia is also Chairman of the Board of The Swedish Public Relations Association (SPRA) since April 2007.

Cecilia Schön Jansson will begin serving in her new position during the fall, no later than 1 January 2008.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Anders Florenius, Group Senior Vice President, Corporate Communications
Tel. +46 (0)8-463 01 81, +46 (0)734-18 72 41

www.saabgroup.com

Saab AB (publ)
Postal address
SE-581 88 Linköping
Sweden
Telephone
+46 (0)13 18 00 00
Telefax
+46 (0)13 18 72 00
Registered office
Linköping
Registered No
556036-0793
VAT No
SE556036079301
Internet address
www.saabgroup.com



Cecilia Schön Jansson

Photo: Anna-Emilia Lundgren

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
July 25, 2007

Reference
CU 07:062 E

Saab´s 20% acquisition of Denel Saab Aerostructures Pty. Ltd. finalized

Saab's acquisition of Denel Saab Aerostructures Pty Ltd, which was announced on June 15 2006, is now concluded since the South African Government has approved the deal. The company, which will receive a Saab investment of MRAND 66, in addition to the capital injection made by Denel, will initially be 20 percent owned by Saab and 80 percent by Denel.

Denel Saab Aerostructures will compete on international markets for design, manufacturing, and assembly orders in the civil and defence aerostructures fields. Saab has the management responsibility for the new company.

The turnover will initially be approximately MRAND 300 and is expected to grow significantly over the first years. The new company is operating with almost 800 employees, including contractors.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Per Erlandsson, CEO Saab South Africa
Telephone +46 493 620 64

www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
August 1, 2007

Reference
CU 07:063 E

Second stage of Rakel goes live today

At 10 o' clock today the Rakel consortium, consisting of Eltel Networks, Saab and EADS Secure Networks, commissioned the second stage of the Rakel system, which covers Gävleborg, Kronoberg, Stockholm, Södermanland, Uppsala and Västmanlands counties.

"Stage two has been ready and quality assured for some time. But we chose not to commission it until now, when the user organisations have begun to connect to it" explains Nils Svartz, Head of the Rakel unit within the Swedish Emergency Management Agency.

The Police force who are already connected to the first stage now make the move to stage two as well. The Swedish Radiation Protection Authority (SSI) and SOS Alarm in Stockholm and Uppsala are two other players that are changing over to Rakel.

5000 users of the System
At present there are approximately 5000 registered users of the system. On completion in 2010 it is hoped that all 50 000 users will be operational.

The consortium consisting of Saab Communication, Eltel Networks and EADS Secure Networks is responsible for the expansion and reports that the continued expansion is progressing according to schedule. Stage three which covers the counties of Halland and Västra Götaland will be complete before the end of 2007.

Facts about Rakel and the consortium:
Rakel is a new common digital radio communications system for Sweden's civil protection and rescue services. The Swedish Rescue Services Agency (KBM) is responsible for coordinating the expansion of the system. In order to realise Rakel KBM has appointed a consortium consisting of Saab, Eltel Networks and EADS Secure Networks.

The system is based on an international standard, TETRA, that has been specially developed for civil protection and rescue services. Several countries in Europe have already installed TETRA, including Finland, Germany and Belgium.

The Swedish Rakel expansion is planned in seven stages to cover the whole country, starting form the south and working north. The first stage covered the counties of Skåne, Blekinge and Kalmar and was commissioned during April 2006. The whole system is expected to be completed in 2010. With Rakel Sweden will have a single digital system instead of the 200 analogue systems at present. Rakel gives faster connection times, protection against eavesdropping and better coverage. The aim is that civil protection and rescue resources can be coordinated more easily, faster and better.

***Eltel Networks**, the leading Infranet Company in Europe, is specialized in planning, building and maintaining the telecom and electricity infrastructure - the lifelines of society. With innovative and efficient solutions and close to 8000 employees, Eltel has a key role in making Europe stronger, safer and more secure. For more information go to www.eltelnetworks.se*

***EADS Secure Networks** is one of the world's leading manufacturers of radio communications, infrastructure, mobile terminals and services for professional users. EADS Secure Networks belongs to the Business Unit Defence and Communications Systems (DCS). DCS, the EADS "Systems House", is an integrated Business Unit of EADS Defence & Security (DS). DS is a systems solutions provider combining military air systems, missile systems, communications and intelligence systems, global security solutions, sensor and avionics systems, as well as test and support solutions into a single effective network. In 2006, DS - with its around 23,000 employees - achieved revenues of € 5.9 billion. Read more about EADS Secure Networks at www.eads.com/pmr*

***Saab Communication**, part of the Saab Group, offers qualified communication services and robust tele-, data- and radio communications solutions for the defence, civil security, telecoms and traffic infrastructure areas – nationally and internationally.*

***Saab** serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.*

For further information, please contact:
Anders Åkesson, manager for the consortium, +46 (0)734-46 74 57

www.saabgroup.com

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No	Internet address
			556036-0793	www.saabgroup.com

Handled by
Peter Larsson

Date
August 15, 2007

Reference
CU 07:064 E

Saab wins new order for underwater vehicles to the Finnish Navy

Saab Underwater Systems receives an order for underwater vehicles designated for the Finnish Navy's new mine hunting vessels. The value of the order, including options, exceeds SEK 80 million. The procurer is the German company Atlas Elektronik, which will integrate the systems on the vessels. The Double Eagle Systems are remotely operated underwater vehicles, and used by navies all over the world for mine hunting and other operations.

"It is a great pleasure that we once again win an order for Double Eagle to yet another new MCM (Mine Countermeasures) program. After a very thorough evaluation, the Finnish Navy has decided to choose the Double Eagle systems for their new MCMV 2010 vessels," says Lars Tossman, CEO of Saab Underwater Systems.

"The Finnish Navy has extensive experience and knowledge of mine hunting. Since the middle of the 1990s, when they bought their first Double Eagle system, they have furthermore achieved genuine understanding of the usefulness of remotely operated underwater vehicles. This order displays a continued confidence in our ability, and is furthermore a very important recognition of the Double Eagle system's capacity and potential for further development," Lars Tossman continues.

In addition to the supply of the Double Eagle systems, the agreement includes an interface for a new generation of sensor systems. The systems that will be delivered will also be possible for further upgrades, in order to be operated as Autonomous Underwater Vehicles (AUV).

"We are the world leader in remotely operated underwater vehicles for mine hunting – i.e. detection, localization, classification and destruction of naval mines. We have delivered underwater vehicles to several navies over the years, and are currently delivering to Sweden, the Netherlands, Belgium and Denmark."

"This order is particularly important since the Finnish Navy's new mine hunting vessels will be assigned to very important national and international missions, especially within the MCM area. This is not least the case in the Baltic Sea, where the amount of left-over naval mines and also other environmental threats is extensive," Tossman continues.

Saab AB (publ)

Postal address
SE-581 88 Linköping
Sweden

Telephone
+46 (0)13 18 00 00

Telefax
+46 (0)13 18 72 00

Registered office
Linköping

Registered No
556036-0793

VAT No
SE556036079301

Internet address
www.saabgroup.com

Saab Underwater Systems is one of the world leaders in the area of underwater systems, with special focus on littoral, shallow and difficult underwater environments. The company focuses on sensor systems, precision engagement systems, remotely operated and autonomous underwater vehicles, i.e. ROVs and AUVs.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Sven-Inge Svensson, Program Director ROV, Saab Underwater Systems AB
Phone: +46-141-224 750, cellular: +46-734-460 750.

Lars Tossman, CEO, Saab Underwater Systems AB
Phone: +46-141-224 510, cellular: +46-734-460 510.

www.saabgroup.com

PRESS INFORMATION

Handled by
Peter Larsson

Date
September 24, 2007

Reference
CU 07:065 E

Ingemar Andersson leaves Saab AB

Saab's Executive Vice President and Deputy CEO, Ingemar Andersson, is to relinquish all duties at Saab AB.

"Ingemar and I have concluded that our collaboration is not functioning satisfactorily, so that the company can be taken forward effectively. I have therefore taken the decision that Ingemar will be leaving Saab", says Saab's CEO and President Åke Svensson.

The recruitment process to find a successor has started.

"I would like to point out that, over the years, Ingemar Andersson has done an excellent job with the operational work in those business units that he has been responsible for", says Åke Svensson.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Anders Florenius, Group Senior Vice President, Corporate Communications
Tel. +46 (0)8-463 01 81, +46 (0)734-18 72 41

www.saabgroup.com

Saab AB (publ)

Postal address
SE-581 88 Linköping
Sweden

Telephone
+46 (0)13 18 00 00

Telefax
+46 (0)13 18 72 00

Registered office
Linköping

Registered No
556036-0793

VAT No
SE556036079301

Internet address
www.saabgroup.com

Handled by
Peter Larsson

Date
October 3, 2007

Reference
CU 07:066 E

Sweden orders Helmet-Mounted Display for Gripen

Swedish Air Force new generation Gripen fighters will be equipped with the latest version of a helmet mounted display (HMD) system. The order from FMV, Sweden's Defence Material Administration is worth SEK 345 million ($US 54 million).

The helmet mounted display system, including the BAE Systems Cobra helmet, is a key element of Gripen's advanced systems fit and has already been ordered by the South African Air Force.

"This order is further evidence of the confidence Sweden has in Gripen," says Lennart Sindahl, business unit manager at Saab Aerosystems. "HMD further improves the Swedish Gripen fleet's already expansive operating capacity."

The HMD displays weapon and basic flight data directly onto the helmet visor, allowing the Gripen pilot to stay 'heads-up' at crucial points during a mission and to react faster in an aerial battle, for example. Using the system, the pilot can search out a target, lock on to it and fire his missile.

The HMD system has been tested on the Gripen new generation fighter since 2005 and is available as an option on the export version of Gripen. Saab's experience with HMD's dates back nearly 10 years and big efforts have been poured into system development and symbology evolution.

Gripen is the first of the new generation, multi-role combat aircraft to enter service. Using the latest available technology it is capable of performing an extensive range of air-to-air and air-to-surface operational missions and employing the latest weapons. Gripen is designed to meet the demands of current and future threats, while at the same time meeting strict requirements for flight safety, reliability, training efficiency and low operating costs. Gripen is in service with the Swedish, Czech Republic and Hungarian Air Forces and has also been ordered by the South African Air Force. The UK Empire Test Pilots' School (ETPS) is operating Gripen as its advanced fast jet platform for test pilots worldwide.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers´ changing needs.

For further information, please contact:
Owe Wagermark, Communications Director, Gripen International
Phone:+46 13 18 18 24 Mobile:+46 734 18 18 24

Jonas Lindell, Communication Director, Saab Aerosystems
Phone: +46 13 18 71 73. Mobile: +46 734 18 71 73.

www.saabgroup.com   www.gripen.com

PRESS INFORMATION

Handled by
Peter Larsson

Date
October 4, 2007

Reference
CU 07:067 E

Changes in responsibility within Saab's group management

From 1st October, Erik Löwenadler has taken over responsibility for the "Systems and Products" business segment after Ingemar Andersson.

Erik Löwenadler has been a Group Senior Vice President in Saab's group management since 1 st January 2007. Prior to that he was CEO of Ericsson Microwave Systems AB which is now Saab Microwave Systems.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Anders Florenius, Group Senior Vice President Corporate Communications, Saab
Tel. +46 (0)8-463 01 81, +46 (0)734-18 72 41

www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by	Date	Reference
Peter Larsson	October 11, 2007	CU 07:069 E

Representatives of the nomination committee of Saab AB for the Annual General Meeting 2008

In accordance with a resolution taken at the Annual General Meeting of Saab AB on April 12, 2007, the names of the shareholder representatives are hereby announced who, together with the Chairman of the Board, will provide proposals to be submitted to the Annual General Meeting for a Board of Directors, the Chairman of the Board and of the Annual General Meeting and proposals for remuneration to the Board and fees to the auditors.

Representatives

Marcus Wallenberg, Chairman of Saab AB
Petra Hedéngran, Investor
Peter Wallenberg Jr, Knut and Alice Wallenberg's Foundation
Peter Lindell, AMF Pension
Mats Lagerqvist, Swedbank Robur Funds

The nomination committee represents approximately 50 percent of the voting rights of Saab as per the Shareholders' Register issued by VPC, September 28, 2007.

BAE Systems has abstained from its right to participate in the nomination committee.

The Annual General Meeting of Saab AB will be held on Tuesday, April 15, 2008. Shareholders, who wish to submit proposals to Saab's nomination committee, may do so via e-mail to the nomination committee:

valberedningen@saab.se

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Anne Gynnerstedt, General Counsel, Saab AB
Phone +46 (0)8-463 0141, +46 (0)734-187141
anne.gynnerstedt@saab.se

www.saabgroup.com

SAAB

PRESSINFORMATION

Administered by
Peter Larsson

Date
October 16, 2007

Reference
CU 07:070 E

Saab's CEO Åke Svensson new President of Europe's defence industries

Saab's CEO and President, Åke Svensson, formally installed as President of the AeroSpace and Defence Industries Association of Europe (ASD), at the association's annual convention.

Åke Svensson Saab CEO and President was formally installed as the President of ASD, at the association's annual convention. In accepting his new position Mr Svensson said; "ASD really is a fantastic organisation, as it represents a wide variety of members, national organisations from almost all European countries and companies ranging from the very large multi-national, to the small and medium sized enterprises".

"Coming from one of the smaller nations, but representing one of the larger companies, it is a privilege to become President of ASD. My ambitions will be to focus on what brings us together, rather than what separates us",

Mr Svensson will be the President of ASD for the remainder of 2007 and throughout 2008. It is thanks to the Association of Swedish Defence Industries' membership of ASD and the fact that Saab is one of leading Aerospace and Defence Companies in Europe that enables Saab's CEO to be elected as President of ASD.

The ASD is made up of over 2000 European companies in 20 countries, with approximately 638 000 employees and a combined turnover of approximately 120 Billion Euro.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Peter Larsson, Press Secretary +46 8-463 00 18, +46 734-18 00 18
peter.larsson@saab.se

www.saabgroup.com

www.asd-europe.org

Saab AB (publ)

Postadress
SE-581 88 Linköping
Sweden

Telefon
+46 (0)13 18 00 00

Telefax
+46 (0)13 18 72 00

Styrelsens säte
Linköping

Organisationsnummer
556036-0793

Momsregistreringsnummer
SE556036079301

Internet adress
www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
October 17, 2007

Reference
CU 07:071 E

Contract finalized on Gripen's future

Saab will upgrade 31 Swedish Gripen aircraft to the latest standard. The contract with FMV, the Swedish Defence Material Administration, is worth SEK 3.9 billion, also covering a demonstrator programme for Gripen's future development.

The contract, which was signed today, follows decisions taken earlier this year by the government and the parliament based on a proposal by the Supreme Commander of the Swedish Armed Forces. Of the total value, approximately SEK 3 billion is a new order for Saab, while the rest consists of investments that had previously been agreed to.

"The order is a clear sign that Sweden believes in Gripen's future," says Saab's CEO Åke Svensson. "The upgrade ensures the Gripen production, and the demonstrator programme gives us the opportunity to prove Gripen's strong development capabilities."

The contract with FMV covers the upgrade of 31 Gripen from the A/B standard to the latest C/D version. As a result, the Swedish Air Force will have a uniform Gripen fleet with greater functionality, which will improve cost-effectiveness and create new opportunities to participate in international missions. The upgrade begins later this year.

The contract also includes an order for a demonstrator programme for Gripen, consisting of one aircraft and a ground-based avionics rig. The aim of the programme is to show Gripen's future capabilities, and it includes, among other things, a new, more powerful engine, new radar and the capability of carrying more payload and fuel.

Besides Saab, a number of leading international companies have chosen to invest in the programme, including General Electric, Honeywell, Martin-Baker, APPH and Rockwell Collins. The Norwegian government has also decided to participate in the development. Saab's commitment to the demonstrator programme alone amounts to approximately SEK 1 billion.

"The demonstrator programme ensures Gripen's long-term value and takes the system into the future. It is gratifying that such important players share our conviction about Gripen's capabilities and future potential," says Åke Svensson.

Saab AB (publ)

Postal address
SE-581 88 Linköping
Sweden

Telephone
+46 (0)13 18 00 00

Telefax
+46 (0)13 18 72 00

Registered office
Linköping

Registered No
556036-0793

VAT No
SE556036079301

Internet address
www.saabgroup.com

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:

Owe Wagermark, Communications Director, Gripen International
Tel: +46 (0) 13-18 18 24, Mobile: +46 (0) 734-18 18 24

Jonas Lindell, Communications Director, Saab Aerosystems.
Tel: +46 (0) 13-18 71 73, Mobile: +46 (0) 734-18 71 73

www.saabgroup.com

SAAB

PRESS INFORMATION

Handled by
Peter Larsson

Date
October 19, 2007

Reference
CU 07:073 E

New names within Saab's management

Mats Warstedt takes up the newly created position as Director of Marketing and Jonas Hjelm becomes responsible for Government Relations.

In his management role as Marketing director, Mats Warstedt takes responsibility for Saab International and Saab Industrial Cooperation. Mats came to Saab in 1990. Since 2002 he has been business unit manager of Saab Barracuda. Mats starts the new job on January 1st and recruitment for his successor at Saab Barracuda has already started.

At present, Jonas Hjelm works at corporate strategy and business development. He came to Saab in December last year from a job as permanent secretary in the Swedish Ministry of Defence. Prior to that he had held a number of positions within the Civil service. His task will be to maintain the group's contacts with political decision makers. He takes up his new position on November 1st.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Peter Larsson, Press Secretary, Saab AB
Tel: +46-8-463 00 18, +46-734-18 00 18

www.saabgroup.com

Saab AB (publ)

Postal address	Telephone	Telefax	Registered office	VAT No
SE-581 88 Linköping Sweden	+46 (0)13 18 00 00	+46 (0)13 18 72 00	Linköping	SE556036079301
			Registered No 556036-0793	Internet address www.saabgroup.com

INTERIM REPORT 2007 Q3

JANUARY - SEPTEMBER

- Sales SEK 15,663 m. (13,716)
- Net income for the period SEK 933 m. (979)
- Earnings per share SEK 8.36 (8.73)
- Operating income SEK 1,362 m. (1,322), income after financial items SEK 1,269 m. (1,293)
- Order bookings SEK 12,285 m. (20,127)
- Order backlog SEK 46.7 billion (51)

SAAB

International orders and efficiency improvements

Statement by the CEO:

"Saab continues to grow according to plan, with order bookings remaining good. Sweden's order for extensive development work on the future Gripen serves as an important foundation for further high-tech development. Saab's challenge is to continue to increase its international orders. To facilitate this, we are now launching an efficiency improvement program with strong potential.

Sales increased by 14 percent to SEK 15,663 m. This is largely due to the acquisition of Ericsson Microwave Systems last year; about 2 percent (4 percent adjusted for currency differencies) was organic growth. 65 percent is from orders outside Sweden.

Operating income increased to SEK 1,362 m., though the margin decreased to 8.7 percent (9.6), largely as a result of increased investments in research and development.

Although the third quarter contained few major orders, order bookings were still nearly SEK 4 billion, which is proof of Saab's ability to also win smaller and medium-size orders in all its segments. 72 percent of order bookings during the first nine months of the year came from markets outside Sweden.

The third quarter's biggest orders were from the Finnish Navy for underwater vehicles (SEK 80 m.) and from Sweden for the helmet-mounted display for Gripen (SEK 345 m.).

Gripen

The order to upgrade 31 Swedish Gripen aircraft to the latest international standard is important in that it facilitates efficiencies for the Swedish Armed Forces while also strengthening Gripen's export potential. The contract, which was signed after the conclusion of the period, also includes a demonstrator program for Gripen's future development, coordinated with the current European alliance that is developing the technology for an advanced unmanned aerial vehicle, Neuron. Confidence in the Gripen system's future potential is clearly evident now that Sweden, together with Norway and important industrial partners, are investing in the aircraft's future.



Åke Svensson
President and CEO.

Interest in Gripen on the export market remains strong. We welcome the Government of Thailand's decision to down-select Gripen as their future fighter and will start negotiations on a comprehensive defence package between our two nations. We are now also drafting a reply to India's request for proposal for Gripen, at the same time that we are working hard in several countries where tenders are expected in the next year.

Efficiency improvement program

Sweden's defence budget proposal calls for further cutbacks and a continued focus on the military's international missions. For Saab, this means new opportunities, but also that we to a larger extent will have to finance technological development and increase international marketing efforts. To create the necessary resources and sustain our 10 percent operating margin target, we have launched an internal efficiency program. The aim is to improve the gross margin by generating annual savings of approximately SEK 1 billion by the end of 2010.

Outlook 2007

An addition to the previously announced forecast for 2007 has been made:

For 2007 we expect growth in line with 2006 and an operating margin including structural costs slightly higher than last year, assuming no negative effect from the recently announced Swedish defence budget cuts.

IMPORTANT EVENTS JULY–SEPTEMBER 2007

The Swedish Air Force will equip the latest version of its Gripen fighters with a helmet mounted display (HMD) system. The order from FMV, the Swedish Defence Materiel Administration, is worth SEK 345 m.

Saab received an order for Double Eagle underwater vehicles designated for the Finnish Navy's new mine hunting vessels. The order, including options, is worth over SEK 80 m.

Saab signed a contract with FMV to deliver a communication network with command and control functions for the Nordic Battle Group's helicopter detachment.

Saab's acquisition of Denel Saab Aerostructures Pty Ltd, which was announced in June 2006, has been approved by the South African government. The company will initially be 20% owned by Saab and 80% by Denel. Saab is investing SEK 64 m. in the company.

The second stage of the Rakel system, the common digital radio communication system for the Swedish civil protection and rescue services, was ramped up.

Cecilia Schön Jansson has been appointed new Communication Director at Saab and will become a member of Saab's Group Management. She will begin serving in her new position on January 1, 2008.

Erik Löwenadler is taking over responsibility for the Systems and Products business segment, succeeding Ingemar Andersson, who is leaving Saab.

GROUP

SEK m	Jan–Sep 2007	Jan–Sep 2006	Change	Q3 2007	Q3 2006	Change
Order bookings	12,285	20,127	-39%	3,940	4,547	-13%
Order backlog, September 30	46,719	51,398	-9%	-1,048 [2]	3,738 [2]	-
Sales	15,663	13,716	14%	4,811	4,260	13%
Operating income before depreciation/ amortization (EBITDA) [1]	2,031	1,726	18%	530	537	-1%
Margin, %	13.0	12.6	-	11.0	12.6	-
Operating income (EBIT) [1]	1,362	1,322	3%	318	369	-14%
Margin, %	8.7	9.6	-	6.6	8.7	-
Income before tax [1]	1,269	1,293	-2%	317	357	-11%
Net income	933	979	-5%	225	250	-10%
Earnings per share after dilution	8.36	8.73	-4%	1.99	2.17	-8%
Operating cash flow	-350	-2,342	-	-359	-3,100	-
Net liquidity/debt, September 30	-358	22	-	-548 [2]	-3,139 [2]	-
[1] Of which: Result from divestments	154	180	-	0	0	-
Nonrecurring expenses	0	-100		0	-100	

[2] Quarterly change. Change in Q3 2006 including acquired order backlog.

Saab's business units are divided into the three business segments Defence and Security Solutions, Systems and Products, and Aeronautics for control and reporting purposes.

In addition, Corporate comprises Group staffs and departments and peripheral operations. It also includes the leasing fleet of Saab 340 and Saab 2000 aircraft. Operational responsibility for the leasing fleet rests with Aeronautics.

SALES, INCOME AND ORDERS

Third quarter 2007

Order bookings for the third quarter amounted to SEK 3,940 m. (4,547). Among major orders was an order from the Swedish Defence Materiel Administration for a new helmet mounted display system for Gripen (SEK 345 m.) and an order from the Finnish Navy for underwater vehicles (SEK 80 m.).

Sales in the third quarter amounted to SEK 4,811 m. (4,260), an increase of 13 percent. Sales by quarter and business segment are shown on page 18.

Operating income before depreciation and amortization (EBITDA) decreased by 1 percent to SEK 530 m. (537). The operating margin decreased to 11.0 percent (12.6).

Operating income for the third quarter amounted to SEK 318 m. (369), equal to a margin of 6.6 percent (8.7).

Income and the operating margin for the third quarter were affected by increased investments in marketing, research and development, including an increased level of amortization of capitalized product development.

Operating cash flow amounted to SEK -359 m. (-3,100) and was distributed between cash flow from core operating activities of SEK -189 m. (97), acquisitions SEK -125 m. (-3,300), divestments of subsidiaries and associated companies SEK 0 m. (0) and the regional aircraft business SEK -45 m. (103).

Net liquidity decreased by SEK 548 m. during the third quarter due to negative operating cash flow and share repurchases. In the third quarter 2006 liquidity decreased as a result of the acquisition of Saab Microwave Systems.

January–September 2007

Orders

Order bookings for the first three quarters of the year amounted to SEK 12,285 m. (20,127). Major orders are listed in the section "Important events." Order bookings have been reduced by SEK 1.35 billion owing to the outcome of the renegotiated contract with Pakistan for an airborne surveillance system.

Seventy-two percent (75) of orders came from international customers and 66 percent (75) was attributable to defence-related operations.

The order backlog at the end of the period was SEK 46,719 m. (51,398). International orders accounted for 81 percent (79) of the backlog.

The order backlog primarily includes:

- Gripen to Sweden and on export
- Airborne early warning systems
- Active and passive countermeasure systems
- Missile systems for air, sea and land
- Structures and subsystems for Airbus and Boeing
- Anti-tank systems
- Command and control, avionics and fire control systems
- Radar systems
- Signature management systems

Sales

Sales for the first three quarters amounted to SEK 15,663 m. (13,716), an increase of 14 percent. Organic growth was 2 percent adjusted for the acquisition of Saab Microwave Systems on September 1, 2006. Fluctuations in exchange rates negatively affected year-to-year sales by approximately SEK 300 m., or 2 percent. The effect results from the translation of foreign subsidiaries from local currency to Swedish kronor, which is largely attributable to South Africa.

Of sales, 81 percent (77) is related to the defence market. Sales in foreign markets amounted to SEK 10,145 m. (8,661), exceeding revenue in the Swedish home market and accounting for 65 percent (63) of total sales. Total sales in the EU, excluding Sweden, were SEK 4,467 m. (3,376).

Income, margin and profitability

Operating income before depreciation and amortization (EBITDA) amounted to SEK 2,031 m. (1,726). The EBITDA margin was 13.0 percent (12.6). Operating income amounted to SEK 1,362 m. (1,322). The operating margin was 8.7 percent (9.6). Income and the operating margin for the third quarter were affected by increased investments in marketing, research and development, including an increased level of amortization of capitalized product development.

Other operating income, SEK 264 m. (262), includes capital gains on sales of properties and operations of SEK 154 m. During the corresponding period of 2006, Saab Metech was sold and resulted in a gain of SEK 180 m. Also included in other operating income are currency gains and results from secondary activities. As a whole, administrative and marketing expenses were SEK 321 m. higher than the previous year, mainly due to the acquisitions of Saab Microwave Systems and Saab Danmark (Maersk Data Defence). The period's internally funded investments in research and development amounted to SEK 917 m. (581). Operating income for the period has been charged with SEK 733 m. (401), which includes depreciation of SEK 253 m. (94). Of the period's expenditures, a total of SEK 437 m. (274) has been capitalized. Other operating expenses, SEK -31 m. (-118), consist of exchange rate differences; the previous year includes a receivable revaluation.

The share of income in associated companies, SEK 44 m. (6), primarily relates to net income in Taurus GmbH.

Net financial income and expenses amounted to SEK -93 m. (-29), of which the share in income of associated companies held as financial assets amounted to SEK -30 m. (-15). Project interest from unutilized advance payments has reduced the financial net by SEK 103 m. (63) and has reduced the cost of goods sold correspondingly. Income before taxes amounted to SEK 1,269 m. (1,293).

Current and deferred taxes amounted to SEK -336 m. (-314), or an effective tax rate of 26 percent (24). The low effective tax rate is due to tax-exempt revenue and in the previous year to the utilization of previously uncapitalized tax loss carryforwards as well.

Net income for the period was SEK 933 m. (979), of which the minority interest amounts to SEK 20 m. (26). Earnings per share for the Parent Company's shareholders' interest amounted to SEK 8.36 (8.73).

The pre-tax return on capital employed during the last 12-month period was 14.6 percent (17.4) and the after-tax return on equity was 13.1 percent (16.7).

ACQUISITIONS AND DIVESTMENTS DURING THE PERIOD

In February, Saab decided to sell its signal operations for rail traffic to Balfour Beatty Rail, resulting in a gain of SEK 24 m.

Saab and Caran agreed to streamline their consultancy operations in April, whereby Saab acquired Caran's 50 percent interest in Caran Saab Engineering at the same time that Caran acquired Saab's 40 percent stake in A2 Acoustics. Moreover, Caran acquired Saab's automotive consulting business. The overall impact on Saab's liquidity was SEK -1 m. The changes have a marginal effect on future sales and income.

In May, a property in Växjö was sold for SEK 162 m. with a gain of approximately SEK 60 m.

In May, Saab reached an agreement to take over the Warhead Division from RUAG of Switzerland. The purchase price was SEK 36 m. The acquisition has little effect on future sales and income.

In May, Saab acquired the UK underwater vehicle company Seaeye Holdings Ltd. The preliminary purchase price was SEK 193 m. Seaeye has a turnover of approximately GBP 15 m. and around 65 employees.

In June, the associated company Bofoorsen was divested for SEK 75 m. with a gain of approximately SEK 47 m.

Following an invitation from the Norwegian government and Norwegian industry, Saab has decided to join as an owner of a new holding company, Aker Holding AS, which in turn owns 40.1 percent of the listed company Aker Kvaerner ASA. Saab's interest will amount to 7.5 percent of the capital and votes. The purchase price of the shares is approximately NOK 1.2 billion, of which about 80 percent is financed with loans. The risk in the loan-financed portion has been reduced through an agreement that hedges this portion of the invested capital but limits the potential return. Saab has the right at specific intervals to sell its investment. The acquisition is contingent on the approval of the Norwegian parliament, a decision on which is expected in the autumn 2007.

In July, Saab acquired 60 percent of the shares in PerformIT. The preliminary purchase price is SEK 8 m., generating a surplus value of SEK 7 m. The acquisition has a marginal effect on future sales and income.

In July, Saab acquired 50 percent of the shares in the South African company Cybersim. Through the South African subsidiary Grintek, Saab had previously owned 25 percent of Cybersim, so its total interest is now 75 percent. The preliminary purchase price is SEK 14 m., resulting in a surplus value of SEK 13 m. The acquisition has a marginal effect on future sales and income.

In June 2006, Saab and Denel of South Africa reached an agreement whereby Saab would acquire 20 percent of a new aerostructures company. Saab invested SEK 64 m. in the new company in August 2007. The majority owner will contribute enough capital to ensure that the new company remains profitable during its initial build-up stage. The acquisition will be reported according to the equity method.

Acquisition analyses will be presented in the year-end report 2007.

FINANCIAL POSITION AND LIQUIDITY

Balance sheet

Intangible fixed assets amount to SEK 8,099 m. (7,900). Goodwill amounts to SEK 3,496 m. (3,279) and is largely attributable to the acquisitions of Celsius in 2000 and Saab Microwave Systems on September 1, 2006. Other intangible fixed assets amount to SEK 4,603 m. (4,621), of which capitalized expenditures for product development total SEK 3,825 m. (3,647). Amortization of intangible assets for the period amounted to SEK 365 m. (148), of which amortization of capitalized product development amounted to SEK 253 m. (94).

Tangible fixed assets amount to SEK 4,207 m. (4,337) and refer to property, plant and equipment used in core operations. Investment properties refer to properties leased to outside parties and valued at estimated fair value. Lease assets amount to SEK 1,869 m. (2,920) and primarily relate to the leasing fleet of regional aircraft. During the period, 13 aircraft were sold. Depreciation for the period on tangible fixed assets amounted to SEK 304 m. (256), while depreciation on the leasing fleet amounted to SEK 140 m. (217).

Shares in associated companies include the shares in Hawker Pacific, Eurenco and Wah Nobel. Deferred tax assets mainly relate to unutilized tax deductions for provisions and unutilized tax loss carryforwards.

Inventories are reported after deducting utilized advances. Other receivables primarily relate to receivables from customers (after deducting advances utilized).

Shareholders' equity related to the Parent Company's shareholders amounted to SEK 9,867 m., compared with SEK 9,802 m. at the beginning of the year, or SEK 90.40 per share (89.80). The equity/assets ratio was 31.0 percent, compared with 30.6 percent at the beginning of the year.

Provisions for pensions amounted to SEK 201 m., compared with SEK 412 m. on December 31, 2006. During the first nine months, the Saab Pension Fund was capitalized with a total of SEK 205 m., of which SEK 43 m. relates to a business unit that joined the pension fund. The market value of the Saab Pension Fund was SEK 3,200 m. at the end of the period, and the solvency margin was 89 percent as of September 30.

Deferred tax refers to temporary differences between the carrying value of assets and liabilities and their value for tax purposes. Other provisions chiefly relate to obligations and anticipated deficits attributable to regional aircraft.

Liquidity and finance

The Group's net debt, which refers to interest-bearing liabilities and provisions for pensions less liquid assets, short-term investments and interest-bearing receivables, has increased during the first nine months of the year by SEK 963 m., to SEK 358 m. At the beginning of the year, the Group had net liquidity of SEK 605 m.

Cash flow

Operating cash flow amounted to SEK -350 m. (-2,342) during the period and was distributed between cash flow from core operating activities of SEK -659 m. (384), acquisitions SEK -263 m. (-3,373), divestments of subsidiaries and associated companies SEK 308 m. (620) and the regional aircraft business SEK 264 m. (27). During the period, a net of 13 Saab 340 were sold, due to which working capital decreased and cash flow from investing activities was positively affected.

CAPITAL EXPENDITURES, PERSONNEL AND OWNERS

Capital expenditures

Gross capital expenditures in property, plant and equipment, excluding lease assets, amounted to SEK 282 m. (270).

Personnel

At the end of the period, the Group had 13,744 employees, against 13,577 at the beginning of the year. During the third quarter, the number of employees rose by 72.

Owners

Saab's largest shareholders are BAE Systems, Investor AB, the Wallenberg foundations, AMF Pension funds, Swedbank Robur funds, Odin funds, Nordea funds, Öresund, Orkla ASA, SEB funds, Nordea Bank Finland, Eikos fund and SHB/SPP funds.

RISKS AND UNCERTAINTIES

Saab's operations primarily involve the development, production and supply of technologically advanced hardware and software to customers around the world. The international part of the business is growing. Projects generally entail significant amounts of money, long periods of time and the technological development or refinement of the product. In addition to customer and supplier relations, international operations involve joint ventures and collaborations with other industries as well as the establishment of operations abroad.

Operations entail significant risk-taking in various respects. The key risk areas are political, operating and financial risks. Various policies and instruments govern the management of significant risks.

Saab conducts significant development projects and manages the associated risks. Saab applies the percentage-of-completion method to recognize revenue from long-term customer projects. An estimation of total costs is critical to this method, and the outcome of technical and commercial risks may affect income.

The general description of the risk areas for 2007 can be found on pages 38–40 of the annual report for 2006.

REPURCHASE OF SHARES

During the third quarter, 665 200 shares corresponding to 0.6 percent of total shares and 0.4 percent of total votes, have been repurchased in order to guarantee the Saab share matching plan. The Annual General meeting's approval to repurchase 1,000,000 shares, corresponding to 0.9 percent ot total shares and 0.6 percent of total votes, are thereby fulfilled.

IMPORTANT EVENTS AFTER THE BALANCE SHEET DATE

On October 17, a contract was signed for the upgrade of 31 Swedish Gripen fighters to the latest international standard as well as a demonstrator program for Gripen's future development coordinated with the European alliance currently developing the technology for an advanced unmanned aerial vehicle, Neuron. The order value is SEK 3.9 billion.

On October 17, the Government of Thailand announced a decision to commence negotiations with Sweden regarding a defence package containing Gripen and Erieye.

As outlined on page 63 of the Annual Report 2006, Saab had a conditional financial receivable and liability that were subject to a tax ruling. In early October, a tax court gave a favorable ruling, which will positively impact operating income in the fourth quarter by SEK 139 m., and cash flow in early 2008 by SEK 285 m.

No other events have occurred after the balance sheet date that affect Saab's results of operations and financial position.

DEFENCE AND SECURITY SOLUTIONS

SEK m.	Jan–Sep 2007	Jan–Sep 2006	Change	Q3 2007	Q3 2006	Change
Order bookings	4,647	13,672	-66%	1,714	1,771	-3%
Order backlog, September 30	11,825	13,350	-11%	-430 [2]	-15 [2]	-
Sales	6,386	5,585	14%	2,069	1,913	8%
Operating income before depreciation/ amortization (EBITDA) [1]	708	602	18%	164	217	-24%
Margin, %	11.1	10.8	-	7.9	11.3	-
Operating income (EBIT) [1]	581	543	7%	135	199	-32%
Operating margin, %	9.1	9.7	-	6.5	10.4	-
Operating cash flow	687	577	-	375	204	-
No. of employees, September 30	4,990	4,703	-	-	-	-
[1] Of which result from divestments	47	0	-	0	0	-

[2] Quarterly change

The Defence and Security Solutions business segment brings together Saab's capabilities in the development and integration of high-technology systems for reconnaissance, surveillance, communication and command and control. In the international market, tactical command and combat systems for land, sea and airborne forces are among the areas where Saab has an especially strong position.

The segment also offers a wide range of lifecycle support solutions. Consulting services in system development, system integration, and information and system security for customers in the defence, automotive and telecommunication industries as well as government agencies with responsibility for infrastructure are part of the portfolio as well.

The market for civil security systems continues to develop, creating new opportunities. Saab can supply robust systems for crisis management and protection of infrastructure.

SALES, INCOME AND ORDERS

Orders

Order bookings for Defence and Security Solutions decreased to SEK 4,647 m. (13,672). The decrease is directly attributable to the order received from Pakistan in the second quarter of 2006 for an airborne surveillance system worth approximately SEK 8.3 billion, which was reduced in the second quarter 2007 by SEK 1.35 billion. During the period, an order worth approximately SEK 580 m. was received to upgrade the combat management systems on the Australian Royal Navy's ANZAC class frigates.

Sales

Sales for Defence and Security Solutions rose to SEK 6,386 m. (5,585), an increase of 14 percent mainly due to the increased scope of the new business unit Saab Surveillance Systems. The business segment was negatively affected by approximately SEK 250 m. by exchange rate fluctuations on the translation of Grintek, corresponding to 4 percent of sales. Sales for other business units within Defence and Security Solutions, excluding Grintek, rose or remained in line with the previous year. International markets accounted for 57 percent (54) of sales.

Income and margin

Operating income for Defence and Security Solutions was SEK 581 m. (543) with a margin of 9.1 percent (9.7). The income improvement is partly due to the new business unit Saab Surveillance Systems as well as Combitech and Saab Aerotech. Income includes a capital gain of SEK 47 m. on the sale of a business.

Operating cash flow

Operating cash flow amounted to SEK 687 m. (577) and is mainly attributable to Saab Surveillance Systems.

Acquisitions and divestments

In February, Saab decided to sell its signal operations for rail traffic to Balfour Beatty Rail. Saab and Caran agreed to streamline their consultancy operations in April, whereby Saab acquired Caran's interest in Caran Saab Engineering and Caran acquired Saab's stake in A2 Acoustics and Combitech's automotive consulting business. Other acquisitions during the period were relatively small in scope and included the acquisition of a 50-percent interest in Cybersim.

SYSTEMS AND PRODUCTS

SEK m.	Jan–Sep 2007	Jan–Sep 2006	Change	Q3 2007	Q3 2006	Change
Order bookings	5,432	3,804	43%	1,363	1,393	-2%
Order backlog, September 30	17,542	19,147	-8%	-565 [2]	3,846 [2]	-
Sales	6,141	4,778	29%	1,839	1,417	30%
Operating income before depreciation/ amortization (EBITDA) [1]	851	670	27%	225	196	15%
Margin, %	13.9	14.0	-	12.2	13.8	-
Operating income (EBIT) [1]	503	488	3%	100	106	-6%
Operating margin, %	8.2	10.2	-	5.4	7.5	-
Operating cash flow	-915	-240	-	-586	-82	-
No. of employees, September 30	5,266	5,301	-	-	-	-
[1] Of which result from divestments	47	0	-	0	0	-

[2] Quarterly change. Change in Q3 2006 including acquired order backlog.

Customers in the Systems and Products business segment mainly consist of defence authorities and other defence contractors around the world. Saab has a broad-based portfolio of products and systems that in many cases are world leaders.

In avionics (aeronautical electronics), Saab is a leading supplier to both military and civil aviation manufacturers.

In weapon systems, Saab's portfolio ranges from man-portable weapons such as the Carl-Gustaf anti-armour weapon and its successors AT4 and NLAW to the missile systems RBS 15, RBS 70 and Bamse.

Electronic warfare – warning, jamming and protection against detection and weapons – is another area where Saab has developed world-leading products for a large number of combat vehicles, aircraft, helicopters, submarines and surface vessels around the world.

The radar and sensor operations contribute vital components to Saab's major system solutions such as the Bamse missile platform, the Gripen combat fighter and Saab's airborne surveillance system. But they also include products that command a leading position in the global market. The weapon detecting radar Arthur and the search radar Giraffe are two examples.

Signature management, which prevents detection by even the most advanced technical equipment, is another area where Saab has a world-leading position.

Saab also has a strong position in advanced training systems for land-based forces and now lists special police units among its customers.

Underwater technology for shallow water and harbors is another area where Saab has leading expertise. Significant potential exists in autonomous, unmanned underwater vehicles for both military and commercial applications.

Saab is also one of the leading independent supplier of advanced equipment for the space industry in Europe.

SALES, INCOME AND ORDERS

Orders

Order bookings for Systems and Products rose to SEK 5,432 m. (3,804). The increase is partly attributable to the acquisition of Saab Microwave Systems. Among other business units, order bookings rose for Saab Bofors Dynamics and Saab Training Systems, but decreased for Saab Avitronics and Saab Space due to seasonal variations. Major orders included the Mobile Battalion Combat Training Center for the Royal Netherlands Army (SEK 350 m.) and the RBS 70 air defence missile system for the Finnish Army (SEK 600 m.).

Sales

Sales for Systems and Products were SEK 6,141 m. (4,778), up 29 percent. The acquisition of Saab Microwave Systems on September 1, 2006 accounts for more than the entire increase in sales. Other business units raised their sales with the exception of Saab Barracuda, which decreased due to lower revenue in the U.S., and Saab Bofors Dynamics, which decreased due to slower activity than the previous year. Sales were negatively affected by SEK 50 m. by the effects of exchange rate fluctuations in the translation of foreign subsidiaries, corresponding to 1 percent of sales. International markets accounted for 71 percent (69) of sales.

Income and margin

Operating income for Systems and Products was SEK 503 m. (488) with an operating margin of 8.2 percent (10.2). Income increased through the acquisition of Saab Microwave Systems. The margin was adversely affected by higher amortization of development expenditures attributable to Saab Microwave Systems. Income was positively affected by SEK 47 m. through a property sale.

Operating cash flow

Operating cash flow amounted to SEK -915 m. (-240). The negative cash flow is mainly due to projects within Saab Bofors Dynamics.

Acquisitions and divestments

In May, Saab acquired the Warhead Division from RUAG of Switzerland. The operations will be integrated into Saab Bofors Dynamics.

In May, Saab acquired the UK underwater vehicle company Seaeye, which will be an important complement to the underwater operations of Saab Underwater Systems.

In June, the associated company Booforsen was sold.

AERONAUTICS

SEK m.	Jan–Sep 2007	Jan–Sep 2006	Change	Q3 2007	Q3 2006	Change
Order bookings	3,633	3,510	4%	1,412	1,563	-10%
Order backlog, September 30	19,574	20,705	-5%	67 [2]	267 [1]	-
Sales	4,283	4,358	-2%	1,279	1,233	4%
Operating income before depreciation/ amortization (EBITDA)	351	300	17%	97	70	39%
Margin, %	8.2	6.9	-	7.6	5.7	-
Operating income (EBIT)	256	212	21%	68	39	74%
Operating margin, %	6.0	4.9	-	5.3	3.2	-
Operating cash flow	-132	-91	-	-47	-121	-
No. of employees, September 30	2,879	2,918	-	-	-	-

[1] Quarterly change

Saab's aeronautics operations are dominated by the Gripen program. Gripen, one of the world's most modern fighter aircraft in operational service, is currently used in Sweden and the NATO members Czech Republic and Hungary. South Africa will begin flying Gripen in 2008. Export potential is high, and Saab is working aggressively in a number of markets to win new contracts. The Gripen program includes significant sales of modifications, training and maintenance.

Saab is also a leader in the development of unmanned aerial vehicles, UAVs. In-house products are combined with participation in international development programs. Saab has primary responsibility for key subsystems in the Neuron program, a European project to develop an unmanned combat air vehicle and next-generation fighter aircraft.

In its role as a subsystem supplier, Saab develops complex structural units and subsystems for commercial and military aircraft manufacturers.

SALES, INCOME AND ORDERS

Orders

Order bookings for Aeronautics amounted to SEK 3,633 m. (3,510). Among major orders was Saab Aerostructures' order to supply the Boeing 787 (SEK 1,104 m.). Saab Aerosystems' orders include a new helmet mounted display system for Gripen (SEK 345 m.).

Sales

Aeronautics' sales decreased to SEK 4,283 m. (4,358). Saab Aerosystems and Saab Aerostructures both decreased slightly. Of total sales, 49 percent (49) relates to the Swedish market, including deliveries of Gripen in batch 3. The sales decrease is expected to be recouped during the year.

Income and margin

Operating income for Aeronautics was SEK 256 m. (212). The operating margin of 6.0 percent (4.9) remains under pressure from low margins on certain Gripen contracts as well as low capacity utilization in civilian programs.

Operating cash flow

Operating cash flow amounted to SEK -132 m. (-91). Cash flow has been negatively affected by increased working capital in Saab Aerostructures, while cash flow is positive for Saab Aerosystems.

CORPORATE

Corporate reported operating income of SEK 22 m. (79). Income for 2006 and 2007 was positively affected by a gain of SEK 60 m. (180) on the sale of a subsidiary. Results from leasing operations for the Saab 340 and Saab 2000 fleet, which are reported in Corporate, had no impact on income during the period.

PARENT COMPANY

The Parent Company's sales during the first nine months amounted to SEK 9,658 m. (7,688). Operating income was SEK 396 m. (651) and income before taxes amounted to SEK 671 m. (869). Net income for the period was SEK 543 m. (733). The Parent Company's net debt amounted to SEK 3,773 m., compared with net debt of SEK 2,720 m. on September 30, 2006. Net debt at year-end 2006 was SEK 3,962 m. Gross capital expenditures in property, plant and equipment amounted to SEK 157 m. (162). The number of employees at the end of the period was 8,098, compared with 6,918 at the beginning of the year.

As of January 1, 2007, the Parent Company includes the operations of the business unit Saab Microwave Systems. Previously included were Saab Aerosystems, Saab Aerostructures, the Swedish portions of Saab Systems and Saab Avitronics, Saab Communications and Saab Aerotech.

This interim report has not been reviewed by the company's auditors.

Linköping, October 19, 2007

Åke Svensson
President and Chief Executive Officer

FINANCIAL INFORMATION AND CONTACTS

Financial information dates:

Year-end report January–December 2007 published February 14, 2008

For further information, please contact

Media:
Peter Larsson, Press Secretary
Tel. +46-734-18 00 18
Financial market:
Göran Wedholm, Manager Investor Relations
Tel. +46-13-18 71 21, +46-734-18 71 21
Lars Granlöf, CFO
Tel. +46-8-463 01 48, +46-734-18 71 48

Press conference

with CEO Åke Svensson and CFO Lars Granlöf
Today, Friday, October 19, 2007, 9:30 a.m. (CET)
World Trade Center, Stockholm
Contact Peter Larsson, Press Secretary, tel. +46-734-18 00 18

International teleconference

Today, Friday, October 19, 2007, 4:00 p.m. (CET)
with CEO Åke Svensson and CFO Lars Granlöf
For further information, visit Saab's website, www.saabgroup.com, or contact
Göran Wedholm, Manager Investor Relations
Tel. +46-13-18 71 21, +46-734-18 71 21

Consolidated income statement

SEK m.	Note	9 mos. 2007	9 mos. 2006	Rolling 12 mos.	12 mos. 2006
Sales	3	15,663	13,716	23,010	21,063
Cost of goods sold		-11,554	-10,173	-17,156	-15,775
Gross income		4,109	3,543	5,854	5,288
Gross margin		26.2%	25.8%	25.4%	25.1%
Other operating income		264	262	332	330
Marketing expenses		-1,246	-1,061	-1,831	-1,646
Administrative expenses		-1,045	-909	-1,415	-1,279
Research and development costs		-733	-401	-1,137	-805
Other operating expenses		-31	-118	-78	-165
Share in income of associated companies		44	6	60	22
Operating income[1]	3	1,362	1,322	1,785	1,745
Operating margin		8.7%	9.6%	7.8%	8.3%
Share in income of associated companies		-30	-15	-43	-28
Financial income		41	137	18	114
Financial expenses		-104	-151	-91	-138
Net financial items		-93	-29	-116	-52
Income before taxes		1,269	1,293	1,669	1,693
Taxes	4	-336	-314	-368	-346
Net income for the period		933	979	1,301	1,347
of which Parent Company shareholders' interest		913	953	1,260	1,300
of which minority interest		20	26	41	47
Earnings per share after dilution, SEK[2]		8.36	8.73	11.54	11.91
Earnings per share before dilution, SEK[3]		8.39	8.73	11.55	11.91
[1] Includes depreciation/amortization and impairments of		-809	-621	-1,244	-1,056
of which depreciation of lease assets		-140	-217	-205	-282
[2] Average number of shares after dilution		109,150,344	109,150,344	109,150,344	109,150,344
[3] Average number of shares before dilution		108,841,485	109,150,344	109,131,744	109,150,344

Quarterly income statement

SEK m.	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Sales	4,811	5,935	4,917	7,347	4,260	5,145	4,311
Cost of goods sold	-3,516	-4,471	-3,567	-5,602	-3,067	-3,909	-3,197
Gross income	1,295	1,464	1,350	1,745	1,193	1,236	1,114
Gross margin	26.9%	24.7%	27.5%	23.8%	28.0%	24.0%	25.8%
Other operating income	46	178	40	68	23	54	185
Marketing expenses	-429	-434	-383	-585	-368	-358	-335
Administrative expenses	-344	-349	-352	-370	-330	-299	-280
Research and development costs	-262	-239	-232	-404	-152	-130	-119
Other operating expenses	-8	-14	-9	-47	5	-102	-21
Share in income of associated companies	20	24	-	16	-2	3	5
Operating income[1]	318	630	414	423	369	404	549
Operating margin	6.6%	10.6%	8.4%	5.8%	8.7%	7.9%	12.7%
Share in income of associated companies	-8	1	-23	-13	-2	-12	-1
Financial income	-6	17	30	-23	39	39	59
Financial expenses	13	-76	-41	13	-49	-28	-74
Net financial items	-1	-58	-34	-23	-12	-1	-16
Income before taxes	317	572	380	400	357	403	533
Taxes	-92	-134	-110	-32	-107	-102	-105
Net income for the period	225	438	270	368	250	301	428
of which Parent Company's shareholders' interest	218	434	261	347	237	293	423
of which minority interest	7	4	9	21	13	8	5
Earnings per share after dilution, SEK[2]	1.99	3.98	2.39	3.18	2.17	2.68	3.88
Earnings per share before dilution, SEK[3]	2.02	3.98	2.39	3.18	2.17	2.68	3.88
[1] Includes depreciation/amortization and impairment	-256	-294	-259	-435	-235	-191	-195
of which depreciation of lease assets	-44	-45	-51	-65	-67	-71	-79
[2] Average number of shares after dilution	109,150,344	109,150,344	109,150,344	109,150,344	109,150,344	109,150,344	109,150,344
[3] Average number of shares before dilution	108,667,722	109,075,944	109,150,344	109,150,344	109,150,344	109,150,344	109,150,344

Consolidated balance sheet

SEK m.	Note	9/30/2007	12/31/2006	9/30/2006
ASSETS				
Fixed assets				
Intangible fixed assets		8,099	7,821	7,900
Tangible fixed assets		4,207	4,295	4,337
Lease assets		1,869	2,417	2,920
Biological assets		231	230	209
Investment properties		67	66	61
Shares in associated companies		282	270	256
Financial investments		224	122	121
Long-term receivables		946	991	1,120
Deferred tax receivables		315	362	123
Total fixed assets		16,240	16,574	17,047
Current assets				
Inventories		5,835	4,957	5,025
Derivatives		703	538	387
Tax receivables		188	146	153
Accounts Receivable		2,637	3,324	3,388
Prepaid expenses and accrued income		758	652	973
Other receivables		5,652	5,053	3,840
Short-term investments		-	-	-
Cash and marketable securities	6	632	1,393	1,706
Total current assets		16,405	16,063	15,472
Assets held for sale		-	134	36
Total assets	11	**32,645**	**32,771**	**32,555**

SEK m.	Note	9/30/2007	12/31/2006	9/30/2006
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Parent Company's shareholders' interest		9,867	9,802	9,498
Minority interest		243	223	208
Total shareholders' equity		10,110	10,025	9,706
Long-term liabilities				
Long-term interest-bearing liabilities		584	590	600
Lease obligations		172	245	268
Other liabilities		289	342	360
Provisions for pensions	8	201	412	431
Other provisions		1,998	1,961	1,978
Deferred tax liabilities		723	789	750
Total long-term liabilities		3,967	4,339	4,387
Current liabilities				
Short-term interest-bearing liabilities		1,643	1,064	1,428
Advance payments from customers		3,723	3,642	4,364
Accounts payable		1,210	1,422	1,412
Lease obligations		38	212	562
Derivatives		388	172	251
Tax liabilities		505	298	165
Other liabilities		1,093	1,115	986
Accrued expenses and deferred income		9,018	9,371	8,501
Provisions		950	1,109	793
Total current liabilities		18,568	18,405	18,462
Liabilities attributable to assets held for sale		-	2	-
Total liabilities		22,535	22,746	22,849
Total shareholders' equity and liabilities	11	**32,645**	**32,771**	**32,555**

Changes in shareholders' equity

SEK m.	Equity attributable to Parent Company's shareholders							
			OTHER RESERVES					
	Capital stock	Other capital contributions	Net gain on cash flow hedges	Translation reserve	Retained earnings	Total	Minority interest	**Total shareholders' equity**
Opening balance, January 1, 2007	1,746	543	72	-8	7,449	9,802	223	**10,025**
Items reported directly in shareholders' equity:								
Translation differences for the period	-	-	-	-94	-	-94	1	**-93**
Net gain on cash flow hedges	-	-	-104	-	-	-104	-	**-104**
Other changes in shareholders' equity:								
Net income for the period	-	-	-	-	913	913	20	**933**
Transactions with owners:								
Dividend	-	-	-	-	-464	-464	-3	**-467**
Share repurchase	-	-	-	-	-184	-184	-	**-184**
Acquisition and sale of operations	-	-	-	-	-2	-2	2	**-**
Closing balance, September 30, 2007	1,746	543	-32	-102	7,712	9,867	243	**10,110**
Opening balance, January 1, 2006	1,746	543	6	298	6,586	9,179	314	**9,493**
Items reported directly in shareholders' equity:								
Translation differences for the period	-	-	-	-274	-	-274	-57	**-331**
Net gain on cash flow hedges	-	-	77	-	-	77	-	**77**
Other changes in shareholders' equity:								
Net income for the period	-	-	-	-	953	953	26	**979**
Transactions with owners:								
Dividend	-	-	-	-	-437	-437	-	**-437**
Acquisition and sales of operations	-	-	-	-	-	-	-75	**-75**
Closing balance, September 30, 2006	1,746	543	83	24	7,102	9,498	208	**9,706**

Statement of cash flows

SEK m.	Note	9 mos. 2007	9 mos. 2006	12 mos. 2006
Operating activities				
Income after financial items		1,269	1,293	1,693
Transfered to pension fund		-205	-2,620	-2,566
Adjustments for items not affecting cash flow		922	708	1,454
Income tax paid		-260	-87	-115
Cash flow from operating activities before changes in working capital		1,726	-706	466
Cash flow from changes in working capital				
Increase(–)/Decrease(+) in inventories		-828	-1,028	-767
Increase(–)/Decrease(+) in current receivables		-262	-1,589	-1,700
Increase(+)/Decrease(–) in advance payments from customers		71	-126	-853
Increase(+)/Decrease(–) in lease obligations		-241	-497	-832
Increase(+)/Decrease(–) in other current liabilities		-253	1,882	2,290
Increase(+)/Decrease(–) in provisions		-316	-174	-201
Cash flow from operating activities		**-103**	**-2,238**	**-1,597**
Investing activities				
Investments in intangible fixed assets		-9	-37	-67
Capitalized development costs		-437	-274	-463
Investments in tangible fixed assets		-282	-270	-433
Sale of tangible fixed assets		38	42	31
Sale of lease assets		327	533	823
Investments in and sale of financial assets		-127	5,073	4,606
Investments in subsidiaries and ass. comp. net effect on liquidity	7	-263	-3,373	-3,403
Sale of subsidiaries, net effect on liquidity	7	308	219	219
Cash flow from investing activities		**-445**	**1,913**	**1,313**
Financing activities				
Loans raised		460	991	630
Share repurchase		-184	-	-
Dividend paid to Parent Company's shareholders		-464	-437	-437
Dividend paid to minority interest		-3	-	-4
Cash flow from financing activities		**-191**	**554**	**189**
Cash flow for the period	6	**-739**	**229**	**-95**
Liquid assets at beginning of year		1,389	1,557	1,557
Exchange rate difference in liquid assets		-18	-80	-73
Liquid assets at end of period	6	**632**	**1,706**	**1,389**

Quarterly information [1]

SEK m.	January–March 2007		January–March 2006		April–June 2007		April–June 2006	
Sales								
Defence and Security Solutions	2,053		1,738		2,264		1,934	
Systems and Products	1,885		1,482		2,417		1,879	
Aeronautics	1,383		1,591		1,621		1,534	
Corporate	20		69		11		49	
Internal sales	-424		-569		-378		-251	
Total	**4,917**		**4,311**		**5,935**		**5,145**	
Operating income								
Defence and Security Solutions	230	11.2%	192	11.0%	216	9.5%	152	7.9%
Systems and Products	158	8.4%	143	9.6%	245	10.1%	239	12.7%
Aeronautics	67	4.8%	72	4.5%	121	7.5%	101	6.6%
Corporate	-41		142		48		-88	
Total	**414**	**8.4%**	**549**	**12.7%**	**630**	**10.6%**	**404**	**7.9%**
Net financial items	-34		-16		-58		-1	
Income before taxes	**380**		**533**		**572**		**403**	
Net income for the period	**270**		**428**		**438**		**301**	
Attributable to Parent Company's shareholders	**261**		**423**		**434**		**293**	
Earnings per share after dilution	**2.39**		**3.88**		**3.98**		**2.68**	
No. of shares after dilution, thousands	**109,150**		**109,150**		**109,150**		**109,150**	

SEK m.	July–September 2007		July–September 2006		October–December 2007		October–December 2006	
Sales								
Defence and Security Solutions	2,069		1,913				2,443	
Systems and Products	1,839		1,417				3,802	
Aeronautics	1,279		1,233				1,652	
Corporate	9		49				37	
Internal sales	-385		-352				-587	
Total	**4,811**		**4,260**				**7,347**	
Operating income								
Defence and Security Solutions	135	6.5%	199	10.4%			332	13.6%
Systems and Products	100	5.4%	106	7.5%			143	3.8%
Aeronautics	68	5.3%	39	3.2%			-22	-1.3%
Corporate	15		25				-30	
Total	**318**	**6.6%**	**369**	**8.7%**			**423**	**5.8%**
Net financial items	-1		-12				-23	
Income before taxes	**317**		**357**				**400**	
Net income for the period	**225**		**250**				**368**	
Attributable to Parent Company's shareholders	**218**		**237**				**347**	
Earnings per share after dilution	**1.99**		**2.17**				**3.18**	
No. of shares after dilution, thousands	**109,150**		**109,150**				**109,150**	

[1] For information on the business segments, see note 3 on page 22–25.

Five-year overview

SEK m., unless otherwise stated	2006	2005	2004 [5]	2003	2002
Order bookings	27,575	17,512	16,444	19,606	19,521
Order backlog at Dec. 31	50,445	42,198	43,162	45,636	43,082
Sales	21,063	19,314	17,848	17,250	16,538
Foreign market sales, %	65	56	48	46	41
Operating income	1,745	1,652	1,853	1,293	1,220
Operating margin, %	8.3	8.6	10.4	7.5	7.4
Operating margin before deprecia-tion/amortization and impairments, excluding leasing, %	12.0	11.3	13.1	11.1	11.2
Income after financial items	1,693	1,551	1,712	1,073	993
Net income for the year	1,347	1,199	1,310	746	732
Total assets	32,771	30,594	27,509	28,704	28,109
Operating cash flow	-1,900	2,645	325	545	-92
Return on capital employed, %	14.5	14.6	17.3	12.7	11.6
Return on equity, %	13.8	13.5	16.7	10.8	10.8
Equity/assets ratio, %	30.6	31.0	29.9	24.4	24.3
Earnings per share, SEK [2] [4]	11.91	10.89	11.78	7.00	6.87
after dilution, SEK [3] [4]	11.91	10.89	11.78	6.91	6.78
Dividend per share, SEK	4.25	4.00	3.75	3.50	3.50
Equity per share, SEK [1]	89.80	84.10	74.89	65.75	64.17
Number of employees at year-end	13,577	12,830	11,936	13,414	14,036

1) Number of shares as of December 31, 2006/2005/2004: 109,150,344; 2003: 106,517,563 and 2002: 106,510,374

2) Average number of shares 2006/2005: 109,150,344; 2004: 108,234,126; 2003: 106,513,969 and 2002: 106,187,407

3) Average number of shares 2006/2005: 109,150,344; 2004: 108,234,126, after dilution 2002-2003: 109,247,175. Conversion of the debenture loan concluded on July 15, 2004.

4) Net income for the year less minority interest divided by the average number of shares.

5) Restated according to IFRS, previous years are not restated

Key ratios and targets

Percent	target	9 mos. 2007	9 mos. 2006	12 mos. 2006
Operating margin before depreciation/amortization and impairments excluding leasing, %	15.0	13.0	12.6	12.0
Operating margin, %	10.0	8.7	9.6	8.3
Earnings per share after dilution, SEK [1]		8.36	8.73	11.91
Return on capital employed before tax, %		14.6	17.4	14.5
Return on equity after tax, %	15.0	13.1	16.7	13.8
Equity/assets ratio, %	30.0	31.0	29.8	30.6
Equity per share after dilution, SEK [1]		90.40	87.02	89.80

1) Average number of shares after dilution 109,150,344

Parent Company income statement

SEK m.	9 mos. 2007	9 mos. 2006	Q3 2007	Q3 2006	12 mos. 2006
Sales	9,658	7,688	2,605	2,473	10,940
Cost of goods sold	-7,422	-5,867	-1,990	-1,869	-8,505
Gross income	2,236	1,821	615	604	2,435
Gross margin	23.2%	23.7%	23.6%	24.4%	22.3%
Marketing expenses	-720	-468	-260	-165	-784
Administrative expenses	-572	-470	-189	-181	-601
Research and development costs	-596	-256	-215	-104	-483
Other operating income	62	69	18	41	59
Other operating expenses	-14	-45	-7	-18	-55
Operating income	396	651	-38	177	571
Operating margin	4.1%	8.5%	-1.5%	7.2%	5.2%
Financial income and expenses:					
Result from securities and receivables held as fixed assets	380	352	77	34	765
Other interest income and similar items	90	124	35	34	144
Interest expenses and similar items	-195	-258	-23	-104	-212
Income after financial items	671	869	51	141	1,268
Appropriations	-	-	-	-	11
Income before taxes	671	869	51	141	1,279
Taxes	-128	-136	5	-28	-259
Net income for the period	543	733	56	113	1,020

Parent Company balance sheet

SEK m	Note	9/30/2007	12/31/2006	9/30/2006
ASSETS				
Fixed assets				
Intangible fixed assets		57	63	55
Tangible fixed assets		2,280	2,309	1,803
Participations in Group companies		12,136	12,038	12,712
Receivables from Group companies		297	301	140
Participations in associated companies and joint ventures		259	392	343
Receivables from associated companies and joint ventures		15	15	14
Deferred tax receivables		511	537	584
Financial assets		110	122	116
Total fixed assets		15,665	15,777	15,767
Current assets				
Inventories, etc		4,965	4,010	3,741
Receivables from Group companies		3,293	2,869	3,172
Receivables from associated companies and joint ventures		250	196	155
Other receivables		3,234	2,907	3,089
Cash and bank balances		6	701	1,036
Total current assets		11,748	10,683	11,193
TOTAL ASSETS		**27,413**	**26,460**	**26,960**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Equity				
Shareholders' equity		5,913	5,557	5,818
Net income for the period		543	1,020	733
Total shareholders' equity		6,456	6,577	6,551
Untaxed reserves		438	352	363
Provisions				
Provisions for pensions and similar commitments		275	160	238
Other provisions		1,481	1,526	1,318
Total provisions		1,756	1,686	1,556
Liabilities				
Interest-bearing liabilities		547	118	1,103
Liabilities to Group companies		8,417	9,089	7,215
Advance payments from customers		2,120	2,152	2,844
Liabilities to associated companies and joint ventures		99	80	11
Other liabilities		7,580	6,406	7,317
Total liabilities		18,763	17,845	18,490
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**27,413**	**26,460**	**26,960**

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1

CORPORATE INFORMATION

Saab AB (publ), corporate identity no. 556036-0793, maintains its registered office in Linköping, Sweden. The address of the company's head office is Kungsbron 1, Stockholm, with the mailing address Box 70 363, SE-107 24 Stockholm, Sweden, and the telephone number +46-8-463 00 00. Saab has been listed on OMX Nordic Exchange in Stockholm since 1998 and on the large cap list from October 2006. The company's operations, including subsidiaries and associated companies, are described in the annual report for 2006.

The Board of Directors and the President approved this interim report for the period January 1 -September 30, 2007 for publication on October 19, 2007.

NOTE 2.

ACCOUNTING PRINCIPLES

This interim report is prepared according to the Annual Accounts Act and IAS 34.

The same accounting principles have been applied during the period as in 2006, as described on pages 56-62 of the annual report 2006. The interim report does not contain all the information and disclosures available in the annual report, and the interim report should be read together with the annual report for 2006.

NOTE 3

SEGMENT REPORTING

Saab is one of the world's leading high-technology companies, with its main operations in defence, aviation and space. Operations are primarily focused on well-defined areas in defence electronics, missile systems and space electronics as well as military and commercial aviation. Saab is also active in technical services and maintenance.

While Europe is its main market, Saab has growing markets in Australia, South Africa and the U.S.

For a description of the business segments, see the annual report for 2006.

SALES AND ORDER INFORMATION

Sales by business segment

SEK m.	9 mos 2007	9 mos 2006	Change	Q3 2007	Q3 2006	Rolling 12 mos.	12 mos. 2006
Defence and Security Solutions	6,386	5,585	14.3%	2,069	1,913	8,829	8,028
Systems and Products	6,141	4,778	28.5%	1,839	1,417	9,943	8,580
Aeronautics	4,283	4,358	-1.7%	1,279	1,233	5,935	6,010
Corporate	40	167		9	49	77	204
Internal sales	-1,187	-1,172		-385	-352	-1,774	-1,759
Total	15,663	13,716	14.2%	4,811	4,260	23,010	21,063

NOTE 3 continued

Sales by geographic market

SEK m.	9 mos. 2007	% of sales	9 mos. 2006	% of sales	12 mos. 2006	% of sales
Sweden	5,518	35%	5,055	37%	7,349	35%
Rest of EU	4,467	29%	3,376	25%	6,080	29%
Rest of Europe	214	1%	167	1%	292	1%
Total, Europe	10,199	65%	8,598	63%	13,721	65%
North America	896	6%	1,129	8%	1,746	8%
Latin America	67	0%	42	0%	57	0%
Asia	1,599	10%	1,285	9%	1,757	8%
Australia, etc.	599	4%	637	5%	975	5%
Africa	2,303	15%	2,025	15%	2,807	14%
Total	15,663	100%	13,716	100%	21,063	100%

Order bookings by business segment

SEK m.	9 mos 2007	9 mos 2006	Q3 2007	Q3 2006	12 mos. 2006
Defence and Security Solutions	4,647	13,672	1,714	1,771	16,415
Systems and Products	5,432	3,804	1,363	1,393	7,691
Aeronautics	3,633	3,510	1,412	1,563	4,956
Corporate	35	44	9	23	53
Internal	-1,462	-903	-558	-203	-1,540
Total	12,285	20,127	3,940	4,547	27,575

Order backlog by business segment

SEK m.	Sept 30,2007	Dec. 31,2006	Sept 30,2006
Defence and Security Solutions	11,825	13,654	13,350
Systems and Products	17,542	18,296	19,147
Aeronautics	19,574	20,440	20,705
Corporate	-	12	40
Internal	-2,222	-1,957	-1,844
Total	46,719	50,445	51,398

NOTE 3 continued

OPERATING INCOME

Operating income by business segment

SEK m.	9 mos. 2007	% of sales	9 mos. 2006	% of sales	Rolling 12 mos.	% of sales	12 mos. 2006	% of sales
Defence and Security Solutions	581	9.1%	543	9.7%	913	10.3%	875	10.9%
Systems and Products	503	8.2%	488	10.2%	646	6.5%	631	7.4%
Aeronautics	256	6.0%	212	4.9%	234	3.9%	190	3.2%
Corporate	22		79		-8		49	
Total	1,362	8.7%	1,322	9.6%	1,785	7.8%	1,745	8.3%

Depreciation/amortization and impairments by business segment

SEK m.	9 mos 2007	9 mos 2006	Q3 2007	Q3 2006	12 mos. 2006
Defence and Security Solutions	127	59	29	18	131
Systems and Products	348	182	125	90	392
Aeronautics	95	88	29	31	128
Corporate - lease assets	140	217	44	67	282
Corporate - other	99	75	29	29	123
Total	809	621	256	235	1,056

OPERATING CASH FLOW AND CAPITAL EMPLOYED

Cash flow by business segment

SEK m.	9 mos. 2007	9 mos. 2006	Q3 2007	Q3 2006	12 mos. 2006
Defence and Security Solutions	687	577	375	204	619
Systems and Products	-915	-240	-586	-82	-33
Aeronautics	-132	-91	-47	-121	-71
Corporate	10	-2,588	-101	-3,101	-2,415
Total	-350	-2,342	-359	-3,100	-1,900

NOTE 3 continued

Capital employed by business segment

SEK m.	Sept 30,2007	Dec. 31,2006	Sept 30,2006
Defence and Security Solutions	4,389	4,663	3,650
Systems and Products	8,665	7,523	8,212
Aeronautics	3,916	2,158	1,967
Corporate	-4,431	-2,253	-1,664
Total	12,539	12,091	12,165

PERSONNEL

Personnel by business segment

Number at end of period	Sept 30, 2007	Dec. 31, 2006	Change	Sept 30, 2006
Defence and Security Solutions	4,990	4,843	147	4,703
Systems and Products	5,266	5,197	69	5,301
Aeronautics	2,879	2,904	-25	2,918
Corporate	609	633	-24	633
Total	13,744	13,577	167	13,555

NOTE 4

TAXES

SEK m.	9 mos. 2007	9 mos. 2006
Current tax	-308	-86
Deferred tax	-28	-228
Total	-336	-314

NOTE 5

DIVIDEND TO PARENT COMPANY'S SHAREHOLDERS

At its meeting on February 15, 2007, the Board of Directors decided to propose to the Annual General Meeting that the Parent Company's shareholders receive a dividend of SEK 4.25 per share, totaling SEK 464 m. The Board's dividend motivation can be found on page 104 of the annual report 2006.

The Annual General Meeting on April 12, 2007 approved the Board's proposal and set April 17, 2007 as the record day and decided that the dividend would be paid on April 20, 2007.

NOTE 6

SUPPLEMENTAL INFORMATION ON STATEMENT OF CASH FLOWS

Liquid assets at end of period

SEK m.	Sept 30, 2007	Sept 30, 2006	Dec. 31, 2006
The following components are included in liquid assets:			
Cash and bank balances (incl. available overdraft facilities)	600	1,645	1,290
Deposits	32	61	103
Total according to balance sheet	632	1,706	1,393
Immediately cancelable overdraft facilities	-	-	-4
Total according to statement of cash flows	**632**	**1,706**	**1,389**

Operating cash flow vs. statement of cash flows

SEK m.	9 mos. 2007	9 mos. 2006	12 mos. 2006
Operating cash flow*	-350	-2,342	-1,900
Investing activities – interest-bearing:			
Short-term investments	-	4,813	4,868
Financial investments and receivables	-155	-176	-686
Financing activities:			
Loans raised	460	991	630
Amortization of loans	-	-	-
Establishment of pension fund	-43	-2,620	-2,566
Share repurchase	-184	-	-
Dividend paid to the Parent Company's shareholders	-464	-437	-437
Dividend paid to minority interest	-3	-	-4
Cash flow for the period	-739	229	-95

NOTE 6 continued

Specification of operating cash flow 9 mos. 2007

SEK m.	Saab excl. acquisitions/ divestments and SAL	Acquisitions and divestments	Saab Aircraft Leasing	Total Group
Cash flow from operating activities before changes in working capital	1,338	-	431	1,769
Cash flow from changes in working capital				
Inventories	-889	-	61	-828
Receivables	-388	-	126	-262
Advance payments from customers	71	-	-	71
Lease obligations	-	-	-241	-241
Other liabilities	34	-	-287	-253
Provisions	-163	-	-153	-316
Change in working capital	-1,335	-	-494	-1,829
Cash flow from operating activities	**3**	**-**	**-63**	**-60**
Investing activities				
Investments in intangible fixed assets	-446	-	-	-446
Investments in tangible fixed assets	-282	-	-	-282
Sale of tangible fixed assets	38	-	-	38
Sale of lease assets	-	-	327	327
Sale of and investment in shares, etc.	28	-	-	28
Investments in subsidiaries, net effect on liquidity	-	-263	-	-263
Sale of subsidiaries, net effect on liquidity	-	308	-	308
Cash flow from investing activities	**-662**	**45**	**327**	**-290**
OPERATING CASH FLOW	**-659**	**45**	**264**	**-350**

NOTE 7

ACQUISITIONS AND DIVESTMENTS

On September 1, 2006, Saab acquired all the shares (100 percent) in Ericsson Microwave Systems AB and Maersk Data Defence A/S.

The acquisitions of Ericsson Microwave Systems AB and Maersk Data Defence A/S have the following effects on the Group' assets and liabilities:

Ericsson Microwave Systems AB (definitive)

SEK m.	Reported value at acquistion	Fair value reported in Group
Intangible fixed assets	2,000	2,852
Tangible fixed assets	223	223
Financial fixed assets	87	87
Deferred tax assets	173	173
Inventories	171	171
Other receivables	1,653	1,653
Liquid assets	616	616
Provisions	-280	-280
Deferred tax liabilities	-615	-854
Advance payments from customers	-1,482	-1,482
Accounts payable and other liabilities	-936	-936
Net identified assets and liabilities	**1,610**	**2,223**
Goodwill		1,537
Purchase price		**3,760**
Liquid assets (acquired)		-616
Net cash flow out		**3,144**

The acquisition analysis is defenitive, since the final purchase price has been determined to SEK 3,760 m.

The first preliminary acquisition analysis was presented in the interim report for the third quarter of 2006.

Description of identified intangible assets

Intangible assets primarily consist of expenditures for product development/technology and customer relations. The estimated amortization schedule is 5 to 15 years.

Maersk Data Defence A/S (definitive)

SEK m.	Reported value at acquistion	Fair value reported in Group
Intangible fixed asset	15	15
Tangible fixed assets	2	2
Deferred tax assets	16	16
Inventories	19	19
Other receivables	23	23
Liquid assets	25	25
Provisions	-11	-11
Deferred tax liabilities	-4	-4
Interest-bearing liabilities	-12	-12
Accounts payable and other liabilities	-61	-61
Net identified assets and liabilities	**12**	**12**
Goodwill		-
Purchase price		**12**
Liquid assets (acquired)		-25
Net cash flow in		**13**

The acquisition analysis is now definitive after the final purchase price was set at SEK 12 m.

The first preliminary acquisition analysis was presented in the interim report for the third quarter of 2006.

Description of identified intangible assets

Product development/technology primarily consists of investments in a number of key technologies, the most prominent of which is the DACCIS command and control system. The amortization schedule is estimated to 10 years.

Acquisitions and divestments during the period

In February, Saab decided to sell its signal operations for rail traffic to Balfour Beatty Rail for a gain of SEK 24 m.

Saab and Caran agreed to streamline their consultancy operations in April, whereby Saab acquired Caran's 50 percent interest in Caran Saab Engineering at the same time that Caran acquired Saab's 40 percent stake in A2 Acoustics. Moreover, Caran acquired Saab's automotive consulting business. The overall impact on Saab's liquidity was SEK -1 m. The changes have a marginal effect on future sales and income.

In May, a property in Växjö was sold for SEK 162 m. with a gain of approximately SEK 60 m.

In May, Saab reached an agreement to take over the Warhead Division of RUAG of Switzerland. The purchase price was SEK 36 m., and the acquisition has little impact on future sales and income.

In May, Saab acquired the UK underwater vehicle company Seaeye Holdings Ltd. The preliminary price is SEK 193 m. Seaeye has a turnover of approximately GBP 15 m. and around 65 employees.

In June, the associated company Booforsen was divested for SEK 75 m., with a gain of approximately SEK 47 m.

Following an invitation from the Norwegian government and Norwegian industry, Saab has decided to join as an owner of a new holding company, Aker Holding AS, which in turns owns 40.1 percent of the listed company Aker Kvaerner ASA. Saab's interest will amount to 7.5 percent of the capital and votes. The purchase price of the shares is approximately NOK 1.2 billion, of which about 80 percent is financed with loans. The risk in the loan-financed portion has been reduced through an agreement that hedges this portion of the invested capital but limits the potential return. Saab has the right at specific intervals to sell its investment. The acquisition is contingent on the approval of the Norwegian parliament, a decision on which is expected in autumn 2007.

In July, Saab acquired 60 percent of the shares in PerformIT. The preliminary purchase price is SEK 8 m., generating a surplus value of SEK 7 m. The acquisition has a marginal effect on future sales and income.

In July, Saab acquired 50 percent of the shares in the South African company Cybersim. Through the South African subsidiary Grintek, Saab had previously owned 25 percent of Cybersim, so its total interest is now 75 percent. The preliminary purchase price is SEK 14m., resulting in a surplus value of SEK 13 m. The acquisition has a marginal effect on future sales and income.

In June 2006, Saab and Denel of South Africa reached an agreement whereby Saab would acquire 20 percent of a new aerostructure company. Saab invested SEK 64 m. in the newcompany in August 2007. The majority owner will contribute enough capital to ensure that the new company remains profitable during its initial build-up stage. The acquisition will be reported according to the equity method.

Acquisition analyses will be presented in the year-end report 2007.

NOTE 8

DEFINED-BENEFIT PLANS

Saab has defined-benefit pension plans where post-employment compensation is based on a percentage of the recipient's salary. The predominant plan is the ITP plan, which is secured through a pension fund. The Saab Pension Fund had assets of SEK 3,200 m. as of September 30, 2007.

NOTE 9

CONTINGENT LIABILITIES

No additional obligations were added during the period.

NOTE 10

TRANSACTIONS WITH RELATED PARTIES

No significant transactions have occured during the first 3 quarters 2007.

Related parties with which the Group has transactions are described in the annual report for 2006, note 43.

NOTE 11

CONDENSED SUBDIVIDED BALANCE SHEET AS OF SEPTEMBER 30, 2007

SEK m.	Saab	Saab Aircraft Leasing	Eliminations	Saab Group
Assets				
Intangible fixed assets	8,099	-	-	8,099
Tangible fixed assets	4,505	-	-	4,505
Lease assets	3	1,866	-	1,869
Long-term interest-bearing receivables	490	-	-	490
Shares, etc.	1,882	86	-1,500	468
Deferred tax assets	166	149	-	315
Inventories	5,824	11	-	5,835
Short-term interest-bearing receivables	309	639	-	948
Other receivables	9,047	437	-	9,484
Cash and marketable securities	600	32	-	632
Total assets	30,925	3,220	-1,500	32,645
Shareholders' equity and liabilities				
Shareholders' equity	10,034	1,576	-1,500	10,110
Provisions for pensions	201	-	-	201
Deferred tax liabilities	723	-	-	723
Other provisions	2,068	880	-	2,948
Interest-bearing liabilities	2,227	-	-	2,227
Lease obligations	1	209	-	210
Advance payments from customers	3,723	-	-	3,723
Other liabilities	11,948	555	-	12,503
Total shareholders' equity and liabilities	30,925	3,220	-1,500	32,645

NOTE 12

FORECAST 2007

For 2007 Saab expects growth in line with 2006 and an operating margin including structural costs slightly higher than 2006.

SAAB PRESS INFORMATION

Handled by
Peter Larsson

Date
October 24, 2007

Reference
CU 07:073 E

Saab acquires the outstanding shares in Saab Grintek

Following the transaction where Saab AB acquires the outstanding shares in Saab Grintek (Pty) Ltd for SEK 240 million (ZAR 250 million) from Kunene Finance Company (Pty) Ltd, Saab becomes the 100% owner to Saab Grintek (Pty) Ltd.

"This transaction will allow for further cooperation between the defence related operations in South Africa and the business units within Saab in other locations, says Kenth-Åke Jönsson, Executive Vice President in Saab.

"Although we intend to integrate the defence business, Saab has initiated discussions with potential Black Economic Empowerment (BEE) partners in order to accommodate the requirements from our customers and partners in South Africa", Kenth-Åke Jönsson further stresses.

"We have been involved in developing the Grintek business for many years. It is our belief that the defence businesses will benefit from further integration with Saab. We will continue our cooperation with Saab for other business opportunities in South Africa" says Zoli Kunene, Chairman of Kunene Finance Company (Pty) Ltd.

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers' changing needs.

For further information, please contact:
Per Erlandsson, Chief Executive Officer Saab South Africa
Tel: +27 12 672 8333, Cell: +27 82 782 4491

Kenth-Åke Jönsson, Executive Vice President and Business Group Chairman
Tel: +46 (0)8 463 01 31
+46 (0)705 87 89 78

www.saabgroup.com

END

Saab AB (publ)

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